As filed with the Securities and Exchange Commission on October 16, 2006
Registration No. 333-134709

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Trubion Pharmaceuticals, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2834	52-2385898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2401 4th Avenue, Suite 1050
Seattle, Washington 98121
(206) 838-0500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121
(206) 838-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Patrick J. Schultheis, Esq. Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate	Registration
Securities to be Registered	Registered(1)	Share(2)	Offering Price(2)	Fee(3)

Common Stock $0.001 par value per share	4,600,000	$15.00	$69,000,000	$7,383

(1)	Includes 600,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$9,229 was previously paid by the registrant.
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 16, 2006
4,000,000 Shares
COMMON STOCK

Trubion Pharmaceuticals, Inc. is offering 4,000,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “TRBN.”

Concurrent with this offering, Wyeth has agreed to purchase directly from us in a private placement shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering, excluding shares subject to the underwriters’ over-allotment option.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $      A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Trubion
	Public	Commissions	Pharmaceuticals

Per Share	$	$	$
Total	$	$	$
We have granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2006.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

PACIFIC GROWTH EQUITIES, LLC

LAZARD CAPITAL MARKETS
                              , 2006

      You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
      Except where the context requires otherwise, in this prospectus “Company,” “Trubion,” “we,” “us” and “our” refer to Trubion Pharmaceuticals, Inc.
      Until                     , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of common stock and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
TRUBION PHARMACEUTICALS, INC.
Overview
      We are a biopharmaceutical company creating a pipeline of product candidates to treat autoimmune disease and cancer. Our product candidates are novel proteins known as single-chain polypeptides and are designed using our SMIPTM custom drug assembly technology. These product candidates bind to specific antigen targets on a cell’s surface that have been clinically validated as important in disease management either by existing products or by potential products in late stage clinical trials. We believe our product candidates offer the potential for safer and more effective therapies than such existing or potential products. In less than 24 months, we designed, developed and submitted to the FDA an Investigational New Drug application, or IND, for our lead product candidate, TRU-015. Currently, TRU-015 is being tested in a Phase IIb clinical trial for rheumatoid arthritis, which was initiated in September 2006. We completed enrollment of our Phase IIa clinical trial in February 2006. In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of certain therapeutics, including TRU-015.
      Our business model is focused on large, established markets and is designed to reduce clinical development risks by developing product candidates directed to validated targets. We, in collaboration with Wyeth, are developing TRU-015 for use in multiple indications such as rheumatoid arthritis and systemic lupus erythematosus. Our TRU-016 program is focused on the development of product candidates directed to CD37, an antigen that is present on B cells, for the treatment of patients with non-Hodgkin’s lymphoma and chronic lymphocytic leukemia. To date, none of our product candidates has been approved for marketing and sale to patients nor have we received any product revenue.
Our Current Development Programs
      Our current SMIP product candidates and programs include the following:

•	TRU-015 for the Treatment of Rheumatoid Arthritis. According to Datamonitor, rheumatoid arthritis, or RA, is estimated to affect approximately 4.3 million people in the United States, Japan and Europe. Total reported worldwide sales of protein therapeutics used for the treatment of RA were $7.6 billion in 2005 and are expected to grow to $10 billion in 2010.

In February 2006, we completed enrollment in a Phase IIa study in RA patients designed to demonstrate proof of concept that TRU-015 improves disease activity. Clinical disease activity parameters such as tender and swollen joint counts, patient and physician global assessments, patient assessment of pain and disability, and laboratory measures of inflammation may be combined to form composite measures of clinical response derived from the American College of Rheumatology that are known as ACR20, ACR50, and ACR70. In these measures of clinical response, ACR70 indicates a greater response from a baseline measure than ACR20, which is defined as an improvement of at least 20% from baseline in counts of both tender and swollen joints, as well as in at least three of five other disease activity parameters. In the first 24 weeks after receiving intravenous infusions of TRU-015, 72% of the subjects experienced a clinical response that is equal to or greater than that required to achieve an ACR20 response, 28% achieved an ACR50 response and 14% achieved an ACR70 response. In September 2006, we initiated a Phase IIb clinical trial to test a larger dose range.

•	TRU-015 for the Treatment of Systemic Lupus Erythematosus. According to Datamonitor, systemic lupus erythematosus, or SLE, is estimated to affect 236,000 people in the United States. Worldwide, the prevalence of SLE varies significantly on a country-by-country basis. We have not begun testing of TRU-015 for the treatment of SLE in the clinic. Currently, no protein therapeutics have been approved specifically for the treatment of SLE.

•	TRU-016 Program. Our TRU-016 program targets CD37 for the treatment of non-Hodgkin’s lymphoma, or NHL, and chronic lymphocytic leukemia, or CLL. According to the American Cancer Society, NHL is the fifth most common cancer and is estimated to affect 350,000 people in the United States, with approximately 56,000 new cases diagnosed each year. Also, according to Datamonitor, CLL is estimated to affect 70,000 people in the United States, with approximately 10,000 new cases diagnosed each year. Total reported worldwide sales of Rituxan®/ MabThera®, the leading biologic for NHL, were approximately $3.2 billion in 2005. Subject to satisfactory completion of preclinical testing of TRU-016, we expect to file an IND in the second half of 2007. If the results of these preclinical tests are unsatisfactory, we will not be able to file an IND.
Our Strategic Collaboration with Wyeth
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 and established pursuant to the agreement. In addition, we have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets.
      In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable, up-front fee in January 2006 and will purchase directly from us in a private placement concurrent with this offering shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering. Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. In addition, future financial obligations also include additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 and that have been and are to be selected by Wyeth pursuant to the agreement. In addition, we will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007.
SMIP Custom Drug Assembly
      Our custom drug assembly technology permits us to build to predetermined specifications protein therapeutics we call small immunopharmaceuticals, or SMIPTM, products. By selecting from our polypeptide libraries and uniquely combining polypeptides called hinge domains, effector domains and binding domains, we create customized SMIP product candidates that are intended to bind to a specified target cell and elicit specific biological activity in a targeted disease state. These SMIP product candidates can be specifically engineered to have an optimal half-life, or the ability to maintain effective concentrations in vivo, and are approximately one-half the size of monoclonal antibodies, or mAbs, a leading form of protein therapeutic directed to the treatment of a wide range of disease states including autoimmune disease and cancer. We believe that our SMIP product candidates retain the beneficial characteristics of mAbs, such as binding to specific target antigens and predictable biological activity, and that the small size of our SMIP product candidates may facilitate tissue penetration in certain disease states such as cancer, resulting in increased therapeutic benefit. We believe that our custom drug assembly technology enables us to rapidly design and develop SMIP product candidates for a range of targets and biological activity.
Limitations of Other Immunopharmaceuticals
      The development of therapeutic immunopharmaceuticals, including mAbs and other antibody alternatives, has advanced and facilitated drug development and treatment for a wide range of disease states. The therapeutic benefits of these compounds, however, is often limited due to their large size, which results in compromised tissue penetration and difficulties in the engineering and optimization of their biological activity. Current alternatives to mAbs, including antibody fragments, have been designed to result in a small size, but have limitations including loss of important biological activity, shortened in vivo half-life and low expression levels that, either alone or in combination, can reduce therapeutic potential and limit commercial feasibility.
Risks Related to our Business
      Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example:

•	Wyeth may not develop, manufacture and commercialize our lead product candidate, TRU-015, and other selected product candidates as quickly as we would like,

•	all of our product candidates are in clinical or earlier stages of development and we expect to incur substantial and increasing losses over the next several years,

•	we have not generated any product sales revenue to date and may never become profitable,

•	results of early stages of development may not be predictive of results in later stages of development,

•	clinical trials may fail to demonstrate the safety and efficacy of our product candidates, preventing or delaying the completion of development and regulatory approval, and

•	we have not received, and may not receive, regulatory approval for, or commercial revenue from, any of our product candidates.
      In addition, we can not guarantee that our SMIP technology or product candidates will not conflict with the rights of others. We are aware of intellectual property, including European patent No. EP-B-1176981, in which Genentech has an ownership interest with claims directed to the second medical use of an anti-CD20 antibody for treatment of RA. On August 8, 2006 we filed an opposition to this patent raising objections as to its validity. A copy of our opposition filing has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      We cannot provide any assurance that we will be successful in opposing the grant of Genentech’s patent. Other parties also had the right to oppose the grant of the Genentech patent and to file the grounds of their opposition prior to August 30, 2006 with the European patent office and request that the patent office re-examine the validity of the patent. Subsequent to the submission of our opposition, other parties filed oppositions to the Genentech patent prior to August 30, 2006, including MedImmune, Inc., Genmab A/S, Centocor, Inc. Glaxo Group Limited, Serono S.A. and Wyeth. We believe these additional opposition filings will not have a negative effect on our opposition. Final resolution of the opposition proceedings will likely take a number of years. In the meantime, the existence of opposition proceedings does not preclude Genentech from attempting to enforce its patent against third parties, including us and Wyeth.
      If the Genentech patent is not held invalid or limited in scope, and if our activities are determined to be covered by the patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all. As a consequence, we and Wyeth could be prevented from manufacturing and marketing TRU-015 for the treatment of RA in the designated and extended states of the European Patent Convention where the patent is validated which could have a material and adverse effect on our business, financial condition and results of operations. The Genentech European patent claims the benefit of priority to two U.S. provisional patent applications that are unpublished and the status of which will remain confidential unless or until a U.S. patent or patent application claiming priority to the provisional patent applications publishes. In the event any such corresponding U.S.

patent issues, and if our activities are determined to be covered by such a patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all, which could have a material adverse effect on our business, financial condition, results of operations and our collaboration with Wyeth.
Concurrent Private Placement
      Concurrent with this offering, Wyeth has agreed to purchase directly from us in a private placement shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering, excluding shares subject to the underwriters’ over-allotment option.
Corporate Information
      We were founded in Seattle, Washington in 1999 as a Washington limited liability company and reincorporated in 2002 as a Delaware corporation. Our principal executive offices are located at 2401 4th Avenue, Suite 1050, Seattle, Washington 98121, and our telephone number is (206) 838-0500. Our web site address is www.trubion.com. The information on our web site is not part of this prospectus.
      Trubiontm, SMIPtm and Small Modular Immunopharmaceuticals® are trademarks of Trubion Pharmaceuticals, Inc. in the United States and other countries. This prospectus also includes other trademarks of Trubion Pharmaceuticals, Inc. and other persons.

THE OFFERING

Shares of common stock offered in this offering	4,000,000 shares

Shares of common stock sold to Wyeth in the concurrent private placement	800,000 shares

Shares of common stock to be outstanding after this offering and the concurrent private placement to Wyeth	16,905,664 shares

Use of proceeds	We plan to use the net proceeds of this offering and the concurrent private placement to Wyeth for general corporate purposes, including clinical trials, research and development, manufacturing, general and administrative expenses and possible acquisitions of complementary companies, products or technologies. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	TRBN
      The number of shares of common stock that will be outstanding after this offering is based on 12,091,310 shares of our common stock outstanding at June 30, 2006, and excludes:

•	1,561,132 shares of common stock issuable upon the exercise of options outstanding at June 30, 2006, at a weighted average exercise price of $3.14 per share,

•	21,122 shares of common stock issuable upon exercise of options granted after June 30, 2006, at a weighted average exercise price of $10.13 per share, and

•	558,522 shares of common stock available for future issuance under our 2006 Equity Incentive Plan.
      Unless otherwise indicated, all information in this prospectus reflects a 6.271 to 1 reverse stock split of our common stock effected in October 2006 and assumes:

•	the automatic conversion of all shares of our outstanding convertible preferred stock into 10,652,057 shares of common stock effective upon the closing of this offering,

•	no exercise by the underwriters of their right to purchase 600,000 additional shares of common stock to cover over-allotments, if any,

•	the issuance and sale of 800,000 shares of common stock in the concurrent private placement to Wyeth at the assumed initial public offering price, and

•	the issuance of 14,354 shares of common stock pursuant to the automatic cashless net exercise of warrants upon the closing of this offering based on the assumed initial public offering price.

SUMMARY FINANCIAL DATA
      The following tables summarize financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2005 and 2006 and the balance sheet data as of June 30, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the full year.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$294	$349	$127	$13,636

Operating expenses:
Research and development	3,403	11,640	15,212	6,723	13,881
General and administrative	2,294	2,851	4,146	1,739	5,069

Total operating expenses	5,697	14,491	19,358	8,462	18,950

Loss from operations	(5,697)	(14,197)	(19,009)	(8,335)	(5,314)
Net interest income (expense)	116	(16)	278	152	856
Other expense	—	—	(134)	—	(61)

Loss before cumulative effect of change in accounting principle	(5,581)	(14,213)	(18,865)	(8,183)	(4,519)
Cumulative effect of change in accounting principle	—	—	(62)	—	—

Net loss	$(5,581)	$(14,213)	$(18,927)	$(8,183)	$(4,519)

Basic and diluted net loss per common share	$(11.39)	$(22.47)	$(23.30)	$(11.13)	$(3.34)

Shares used in the calculation of basic and diluted net loss per share	489,916	632,587	812,465	735,449	1,352,482
Pro forma net loss (unaudited)(1)			$(18,731)		$(4,458)

Pro forma net loss per share (unaudited)(1)(2)			$(1.67)		$(0.37)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)(2)			11,198,723		12,004,539

(1)	Pro forma basic and diluted net loss per share is computed using the pro forma net loss which has been adjusted for other expense of $196,000 for the year ended December 31, 2005 and $61,000 for the six months ended June 30, 2006 attributable to the preferred stock warrants assumed to have been converted to common stock warrants.

(2)	Pro forma basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding, after giving effect to (i) the automatic conversion of all shares of our convertible preferred stock outstanding as of December 31, 2005 and June 30, 2006 into 10,652,057 shares of common stock effective upon the closing of this offering, and (ii) the conversion of all convertible preferred stock warrants as of December 31, 2005 and June 30, 2006 into common stock warrants.

	As of June 30, 2006

			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(2)(3)

	(in thousands)
Summary Balance Sheet Data:
Cash, cash equivalents and investments	$38,563	$38,563	$99,615
Working capital	30,660	30,660	91,712
Total assets	51,404	51,404	112,456
Deferred revenue	35,777	35,777	35,777
Non-current portion of notes payable	835	835	835
Preferred stock warrant liability	343	—	—
Convertible preferred stock	45,753	—	—
Accumulated deficit	(44,186)	(44,186)	(44,186)
Total stockholders’ equity (deficit)	(39,351)	6,745	67,797

(1)	Reflects (i) the automatic conversion of all shares of our convertible preferred stock outstanding as of June 30, 2006 into 10,652,057 shares of common stock effective upon the closing of this offering, and (ii) the conversion of all convertible preferred stock warrants outstanding as of June 30, 2006 into common stock warrants.
(2)	Adjusts the pro forma information to reflect (i) the receipt of $49.9 million from the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the receipt of $11.2 million from the sale of 800,000 shares of common stock in the concurrent private placement to Wyeth at the assumed initial public offering price, and (iii) the issuance of 14,354 shares of common stock pursuant to the automatic cashless net exercise of warrants upon the closing of this offering based on the assumed initial public offering price.
(3)	A $1.00 increase (decrease) in the assumed public offering price of $14.00 per share would increase (decrease) each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity (deficit) by $4.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes, before deciding to purchase any shares of our common stock.
Risks Related to our Business
     Our success is dependent on the success of our lead product candidate, TRU-015, and we cannot be certain that it will receive regulatory approval or be successfully commercialized.
      Our lead product candidate, TRU-015, is currently being evaluated in Phase IIa and Phase IIb clinical trials for the treatment of rheumatoid arthritis, or RA, and will require the successful completion of this and other planned Phase II and Phase III clinical trials before we are able to submit a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, for approval. This process can take many years and require the expenditure of substantial resources. In December 2005, we entered into a collaboration agreement with Wyeth pursuant to which Wyeth is responsible for the regulatory approval process and any subsequent commercialization of TRU-015. Wyeth may not advance the development and commercialization of TRU-015 as quickly as we would like. Clinical trials involving the number of sites and patients required for FDA approval of TRU-015 may not be successfully completed. If these clinical trials fail to demonstrate that TRU-015 is safe and effective, it will not receive regulatory approval. Even if TRU-015 receives regulatory approval, it may never be successfully commercialized. If TRU-015 does not receive regulatory approval or is not successfully commercialized, we may not be able to generate revenue, become profitable or continue our operations.
     We are a biopharmaceutical company with a limited operating history, have not generated revenue from product sales and face many risks inherent in our business. If we do not overcome these risks, our business will not succeed.
      Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We commenced operations in March 1999, and since that time we have been engaged in research and development activities in connection with our SMIP custom drug assembly technology and our product candidates. We have never generated any revenue from product sales. We are seeking to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. As such, we are subject to all the risks described in this prospectus incident to the creation of new biological products and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. You also should consider that we will need to:

•	obtain sufficient capital to support our efforts to develop our technology and create a pipeline of product candidates, and

•	complete and continue to enhance the characteristics and development of our product candidates.
     We have incurred operating losses in each year since our inception and expect to continue to incur substantial and increasing losses for the foreseeable future.
      We have been engaged in designing and developing compounds and product candidates since 1999 and have not generated any product revenue to date. We had net losses of $5.6 million, $14.2 million, $18.9 million and $4.5 million for the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. As of June 30, 2006, we had an accumulated deficit of $44.2 million. Since inception, we have incurred $44.4 million of research and development expenses. We expect our research and development expenses to continue to increase as we continue to design and develop compounds and product candidates. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. We are uncertain when or if we will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations. In addition, our net operating loss carry forwards and credits may be substantially exhausted as a result of the payments we received from Wyeth in January 2006 pursuant to our collaboration agreement, and any remaining net operating loss carry forwards and credits may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions.
     There is no assurance that we will be granted regulatory approval for any of our product candidates.
      The clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. To date, we have not successfully completed any Phase II or Phase III clinical trials. We are currently testing our lead product candidate, TRU-015, in an ongoing fully-enrolled Phase IIa clinical trial for the treatment of RA, and in September 2006, we initiated a Phase IIb clinical trial in the same indication. All of our other product candidates remain in the discovery and preclinical testing stages. The results from preclinical testing and clinical trials that we have completed may not be predictive of results in future preclinical tests and clinical trials, and there can be no assurance that we will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. There can be no assurance that regulatory approval will be obtained for any of our product candidates. If our product candidates are not shown to be safe and effective in clinical trials, the resulting delays in developing other product candidates and conducting related preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.
     We are dependent upon our collaborative relationship with Wyeth to develop, manufacture and commercialize our lead product candidate, TRU-015, and other selected product candidates.
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 and established pursuant to the agreement. In addition, we have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Although Wyeth is responsible for the development, manufacture and commercialization of product candidates directed to collaboration targets, including CD20, and the costs associated with such development, manufacture and commercialization, we are obligated to complete the ongoing Phase IIa study in RA, to conduct the recently initiated Phase IIb study in RA and to conduct niche indication registration studies for CD20 directed therapies. Any future payments, including royalties to us, will depend on the extent to which we and Wyeth advance product candidates through development and commercialization.
      With respect to control over decisions and responsibilities, the collaboration agreement provides for a research committee and a development committee, consisting of representatives of Wyeth and us. Ultimate decision-making authority as to most matters within the collaboration, however, is vested in Wyeth. At any time after December 22, 2007, Wyeth may terminate the collaboration relationship in whole or in part without cause by giving 90 days written notice to us. Wyeth also has the right to terminate the agreement on a target-by-target basis, upon 60 days written notice, if any safety or regulatory issue arises that would have a material adverse effect on Wyeth’s ability to develop, manufacture or commercialize the product candidate directed to that target.

      Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement is dependent on the efforts of Wyeth. We cannot assure you that Wyeth will fulfill its obligations under this agreement or will develop and commercialize our product candidates as quickly as we would like. If Wyeth fails to fulfill its obligations under this agreement, we would need to obtain the capital necessary to fund the development and commercialization of our product candidates or enter into alternative arrangements with a third party. We could also become involved in disputes with Wyeth, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. If Wyeth terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.
     Our relationship with Wyeth may have a negative effect on our ability to enter into relationships with third parties.
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and commercialization of other SMIP product candidates directed to targets other than CD20 established pursuant to our agreement. Companies other than Wyeth that may be interested in developing products with us are likely to be less inclined to do so because of our relationship with Wyeth, or because of the perception that development programs that Wyeth does not participate in are less promising programs. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our collaboration agreement with Wyeth, our business prospects may be limited and our financial condition may be adversely affected.
     Any failure or delay in commencing or completing clinical trials for product candidates could severely harm our business.
      Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. To date we have not completed Phase II or Phase III clinical trials of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed by many factors, including:

•	our or our collaborators’ ability to obtain regulatory approval to commence a clinical trial,

•	our or our collaborators’ ability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials,

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials,

•	poor effectiveness of product candidates during clinical trials,

•	unforeseen safety issues or side effects,

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, and

•	varying interpretation of data by the FDA and similar foreign regulatory agencies.
      It is possible that none of our product candidates will complete clinical trials in any of the markets in which we or our collaborators intend to sell those product candidates. Accordingly, we or our collaborators may not receive the regulatory approvals necessary to market our product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for product candidates would prevent or delay their commercialization and severely harm our business and financial condition.

     We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.
      We do not currently have the ability to conduct clinical trials, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.
     Even if our product candidates receive regulatory approval, they could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.
      Any product candidate for which we receive regulatory approval, together with the manufacturing processes, post-approval clinical data, and advertising and promotional activities for such product, will be subject to continued review and regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or on the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in:

•	restrictions on the products or manufacturing processes,

•	withdrawal of the products from the market,

•	voluntary or mandatory recalls,

•	fines,

•	suspension of regulatory approvals,

•	product seizures, or

•	injunctions or the imposition of civil or criminal penalties.
      If we are slow or otherwise unable to adapt to changes in existing regulatory requirements, we may lose marketing approval for any approved products.
     Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products internationally.
      We intend to have our product candidates marketed outside the United States. In order to market our products in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, we have not filed for marketing approval for any of our product candidates and may not receive the approvals necessary to commercialize our product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in foreign jurisdictions could harm our business.
     Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.
      Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy,

•	the prevalence and severity of adverse side effects,

•	availability, relative cost and relative efficacy of alternative and competing treatments,

•	the effectiveness of our marketing and distribution strategy,

•	publicity concerning our products or competing products and treatments, and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.
      If our product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, our business, financial condition and results of operation would be materially and adversely affected.
     If we are unable to obtain, maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.
      Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and will depend in large part on our ability to:

•	obtain patent and other proprietary protection for our technology, processes and product candidates,

•	defend patents once issued,

•	preserve trade secrets, and

•	operate without infringing the patents and proprietary rights of third parties.
      We currently have two issued patents, one in the US and one in China. In addition, we have 22 U.S. and 52 foreign pending patent applications, although there is no guarantee that any of these patent applications will issue or grant. The degree of future protection for our proprietary rights is uncertain. For example:

•	we might not have been the first to make the inventions covered by any of our patents, if issued, or our pending patent applications,

•	we might not have been the first to file patent applications for these inventions,

•	others may independently develop similar or alternative technologies or duplicate any of our technologies,

•	it is possible that none of our pending patent applications will result in issued patents or, if issued, these patents may not be sufficient to protect our technology or provide us with a basis for commercially-viable products and may not provide us with any competitive advantages,

•	if our pending applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws,

•	if issued, the patents under which we hold rights may not be valid or enforceable, or

•	we may develop additional proprietary technologies that are not patentable and which may not be adequately protected through trade secrets, if for example a competitor were to independently develop duplicative, similar or alternative technologies.
      The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded under patents. Although we believe our potential rights under patent applications provide a competitive advantage, we cannot assure you that patent applications owned by or licensed to us will result in patents being issued, or that, if issued, the patents will give us an advantage over competitors with similar technology, nor can we assure you that we can obtain, maintain and enforce all ownership and other proprietary rights necessary to develop and commercialize our product candidates.
      Even if any or all of our patent applications issue as patents, others may challenge the validity, inventorship, ownership, enforceability or scope of our patents or other technology used in or otherwise necessary for the development and commercialization of our product candidates. Further, we cannot assure you that any such challenge would not be successful. Moreover, the cost of litigation to uphold the validity of patents to prevent infringement or to otherwise protect our proprietary rights can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use the challenged technologies without payment to us. We cannot assure you that our patents, if issued, will not be infringed or successfully avoided through design innovation. Intellectual property lawsuits are expensive and would consume time and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that our patents, if issued, are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the inventions, including on the ground that its activities do not infringe that patent. If any of these events were to occur, our business, financial condition and results of operations would be materially and adversely effected.
      In addition to the intellectual property and other rights described above, we also rely on unpatented technology, trade secrets, trademarks and confidential information, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect and we cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality and invention assignment agreement at the commencement of an employment or consulting relationship with us. We cannot assure you, however, that these agreements will provide effective protection of our information or, in the event of unauthorized use of our intellectual property or the intellectual property of third parties, provide adequate or effective remedies or protection.
     If our SMIP technology or our product candidates, including TRU-015, conflict with the rights of others, we may not be able to manufacture or market our product candidates, which could have a material and adverse effect on us and on our collaboration agreement with Wyeth.
      Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. We are aware of intellectual property, including European patent No. EP-B-1176981, in which Genentech has an ownership interest with claims directed to the second medical use of an anti-CD20 antibody for treatment of RA. On August 8, 2006 we filed an opposition to this patent raising objections as to its validity. A copy of our opposition filing has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      We cannot provide any assurance that we will be successful in opposing the grant of Genentech’s patent. Other parties also had the right to oppose the grant of the Genentech patent and to file the grounds of their opposition prior to August 30, 2006 with the European patent office and request that the patent office re-

examine the validity of the patent. Subsequent to the submission of our opposition, other parties filed oppositions to the Genentech patent prior to August 30, 2006, including MedImmune, Inc., Genmab A/S, Centocor, Inc. Glaxo Group Limited, Serono S.A. and Wyeth. We believe these additional opposition filings will not have a negative effect on our opposition. Final resolution of the opposition proceedings will likely take a number of years. In the meantime, the existence of opposition proceedings does not preclude Genentech from attempting to enforce its patent against third parties, including us and Wyeth.
      If the Genentech patent is not held invalid or limited in scope, and if our activities are determined to be covered by the patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all. As a consequence, we and Wyeth could be prevented from manufacturing and marketing TRU-015 for the treatment of RA in the designated and extended states of the European Patent Convention where the patent is validated which could have a material and adverse effect on our business, financial condition and results of operations. The Genentech European patent claims the benefit of priority to two U.S. provisional patent applications that are unpublished and the status of which will remain confidential unless or until a U.S. patent or patent application claiming priority to the provisional patent applications publishes. In the event any such corresponding U.S. patent issues, and if our activities are determined to be covered by such a patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all, which could have a material adverse effect on our business, financial condition, results of operations and our collaboration with Wyeth.
      Issued patents held by others may limit our ability to develop commercial products. All issued patents are entitled to a presumption of validity under the laws of the United States. If we need licenses to such patents to permit us to develop or market our product candidates, we may be required to pay significant fees or royalties and we cannot be certain that we would be able to obtain such licenses at all. Competitors or third parties may obtain patents that may cover subject matter we use in developing the technology required to bring our products to market, that we use in producing our products, or that we use in treating patients with our products. We know that others have filed patent applications in various jurisdictions that relate to several areas in which we are developing products. Some of these patent applications have already resulted in patents and some are still pending. We may be required to alter our processes or product candidates, pay licensing fees or cease activities. Certain parts of our SMIP product technology, including the current expression system responsible for the production of the recombinant proteins used in our product candidates and including certain nucleic acids, originated from third party sources. These third party sources include academic, government and other research laboratories, as well as the public domain. If use of technology incorporated into or used to produce our product candidates is challenged, or if our processes or product candidates conflict with patent rights of others, third parties could bring legal actions against us, in Europe, the United States and elsewhere, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. Additionally, it is not possible to predict with certainty what patent claims may issue from pending applications. In the United States, for example, patent prosecution can proceed in secret prior to issuance of a patent. As a result, third parties may be able to obtain patents with claims relating to our product candidates which they could attempt to assert against us. Further, as we develop our products, third parties may assert that we infringe the patents currently held or licensed by them and we cannot predict the outcome of any such action.
      There has been significant litigation in the biotechnology industry over patents and other proprietary rights and if we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses and pay substantial royalties in order to continue to manufacture or market the affected products.
      We cannot assure you that we would prevail in any legal action or that any license required under a third party patent would be made available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on our business, financial condition and results of operations.

     We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
      The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations. Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention which could result in substantial costs to us or an adverse decision as to the priority of our inventions. An unfavorable outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms.
     If any products we develop become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, our business could be harmed.
      Our ability to commercialize any product candidate profitably will depend in part on the extent to which reimbursement for such product candidate and related treatments will be available from government health administration authorities, private health insurers or private payors, and other organizations in the United States and internationally. Even if we succeed in bringing one or more product candidates to market, these products may not be considered cost-effective, and the amount reimbursed for any product may be insufficient to allow us to sell it profitably. Because our product candidates are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement. There may be significant delays in obtaining coverage for newly approved products, and coverage may be more limited than the purposes for which the product candidate is approved by the FDA or foreign regulatory agencies. Moreover, eligibility for coverage does not mean that any product will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Increasingly, the third-party payors who reimburse patients, such as government and private payors, are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. If the reimbursement we are able to obtain for any product we develop is inadequate in light of our development and other costs, our business could be harmed.
     We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.
      The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates,

•	impairment of our business reputation,

•	withdrawal of clinical trial participants,

•	costs of related litigation,

•	substantial monetary awards to patients or other claimants,

•	loss of revenues, and

•	the inability to commercialize our product candidates.
      Although we currently have product liability insurance coverage for our clinical trials for expenses or losses up to a $5 million aggregate annual limit, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.
     We currently rely on a single manufacturer to supply our product candidates, which could delay or prevent the clinical development and commercialization of our product candidates.
      We currently depend on a single manufacturer, Lonza Biologics for both the supply of our product candidates as well as certain development activities. Any disruption in production, inability of Lonza to produce adequate quantities to meet our needs or other impediments with respect to development or manufacturing could adversely affect our ability to continue our research and development activities, successfully complete preclinical studies and clinical trials, delay submissions of our regulatory applications or adversely affect our ability to commercialize our product candidates in a timely manner, or at all. The term of our agreement with Lonza for the production of TRU-015 for clinical trials and commercial use ends on December 31, 2010 unless we mutually agree to extend the term. In addition, Lonza may terminate the agreement if we do not file a biologics license application, or BLA, with the FDA for TRU-015, if our BLA is rejected by the FDA, or if we withdraw our BLA after it is accepted by the FDA. We may also terminate the agreement for convenience, if we are enjoined by judicial action from taking further steps to manufacture TRU-015 or if Lonza ceases to own or lawfully control any facility that is required to manufacture TRU-015. Either party may terminate the agreement if the other party breaches the agreement, is unable to perform as a result of circumstances outside of its control, becomes insolvent, is the subject of bankruptcy proceedings or has a receiver appointed for its property. If this agreement with Lonza is terminated, we may incur cancellation fees. On August 22, 2006, in connection with the anticipated transition of manufacturing responsibilities for TRU-015 to Wyeth, we cancelled an order for TRU-015 under our supply agreement with Lonza. Although the amount of cancellation fee, if any, has not yet been determined, to the extent we are liable for any such fee, Wyeth has agreed to reimburse us for all such amounts. The term of our agreement with Lonza for certain other development and manufacturing services ends when the services to be performed under the agreement are completed. We may also terminate the agreement for convenience and either party may terminate the agreement if the other party breaches the agreement, is unable to perform under the agreement, becomes insolvent, is the subject of bankruptcy proceedings or has a receiver appointed for its property. If this agreement with Lonza is terminated, we may incur cancellation fees.
      Our product candidates have not yet been manufactured on a commercial scale. In order to commercialize our product candidates, Lonza may need to increase its manufacturing capacity of our product candidates. We or Lonza may be required to fund capital improvements to support the scale-up of manufacturing and related activities. Lonza may not be able to successfully increase its manufacturing capacity for any of our product candidates for which we obtain marketing approval in a timely or economic manner, or at all. If Lonza is unable to provide commercial quantities of our product candidates, we will have to successfully transfer manufacturing technology to a third party. Engaging a new manufacturer could require us to conduct comparative studies or utilize other means to determine bioequivalence between product candidates manufactured by a new manufacturer and those previously manufactured by Lonza, which could delay or prevent our ability to commercialize our product candidates. If Lonza is unable or unwilling to increase its manufacturing capacity or we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of our product candidates may be delayed or there may be a shortage in supply.
      Any manufacturer of our products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products.
     If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our product candidates and we could be forced to share our rights to these product candidates with third parties on terms that may not be favorable to us.
      We need large amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our design and development efforts and we might have to enter into collaborations that could require us to share rights to our product candidates to a greater extent than we currently intend. Based on our current operating plans, we believe that our existing capital resources and the net proceeds from this offering and the concurrent private placement to Wyeth, together with interest thereon, will be sufficient to meet our financial obligations for at least the next 24 months. We may require additional capital after that period.
      We may need to raise additional funds if we choose to expand more rapidly than we presently anticipate. We may seek to sell additional equity or debt securities, or both, or incur other indebtedness. The sale of additional equity or debt securities, if convertible, could result in the issuance of additional shares of our capital stock and could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research and development efforts. This could harm our business, prospects and financial condition and cause the price of our common stock to fall.
     We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.
      Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. Because our strategy is to develop new product candidates for antigen targets on a cell’s surface that have been clinically validated as important in disease management by existing products or by potential products in late-stage clinical trials, our product candidates, if approved for marketing by regulatory authorities, are likely to compete with existing products that have a history of effective and safe use and with new therapeutic agents. We expect any product candidate that we commercialize with our collaborative partners or on our own will compete with existing, market-leading products.
      TRU-015 Product. If approved for the treatment of RA, we anticipate that TRU-015 would compete with other marketed protein therapeutics for the treatment of RA including Rituxan® (Genentech, Biogen Idec and Roche), the recently approved Orencia® (BMS), Enbrel® (Amgen and Wyeth), Remicade® (JNJ and Shering-Plough) and HUMIRA® (Abbott). Other CD20-directed therapies under development that could potentially be used in the treatment of RA include PRO70769 (Genentech and Biogen Idec), HuMax®-CD20 (GenMab) and IMMU-106 (Immunomedics). Additional protein therapeutics under development that could potentially compete with TRU-015 include Actemra® (Chugai and Roche) and CIMZIAtm (UCB).

      TRU-016 Program. If approved for the treatment of NHL or CLL, we anticipate that product candidates currently in our TRU-016 program would compete with other B cell depleting therapeutics. While we are not aware of any CD37-directed therapeutics in development or on the market, other biologic therapies are marketed for the treatment of NHL or CLL or both, such as Rituxan®/ Mabthera® (Genentech, Biogen Idec and Roche), Zevalin® (Biogen Idec and Schering AG), BEXXAR® (GSK) and Campath® (Genzyme and Schering AG). Additional protein therapeutics under development that could potentially compete with product candidates in our TRU-016 program for the treatment of NHL or CLL or both include HuMax®-CD20 (GenMab), HGS-ETR1 (HGSI and GSK), epratuzumab (Immunomedics), IDEC-152 (Biogen Idec), SGN-40 (Seattle Genetics) and CHIR-12.12 (Chiron).
      Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market,

•	attract qualified scientific, medical, sales and marketing and commercial personnel,

•	obtain patent and/or other proprietary protection for our processes and product candidates,

•	obtain required regulatory approvals, and

•	successfully collaborate with others in the design, development and commercialization of new products.
      Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. In addition, any new product that competes with a generic market-leading product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome severe price competition and to be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.
     If we are unable to establish a sales and marketing infrastructure or enter into collaborations with partners to perform these functions, we will not be able to commercialize our product candidates.
      We currently do not have any internal sales, marketing or distribution capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these services for us. In December 2005, we entered into a collaboration agreement with Wyeth to develop and commercialize therapeutics directed to the CD20 protein and other targets. We may not, however, be able to enter into collaborations with respect to our product candidates not covered by the Wyeth collaboration agreement on acceptable terms, if at all. Factors that may inhibit our efforts to commercialize our product candidates without collaboration partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel,

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products,

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines, and

•	unforeseen costs and expenses associated with creating a sales and marketing organization.
      If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing and distribution infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

     The loss of members of our management team could substantially disrupt our business operations.
      Our success depends to a significant degree upon the continued contributions of our management team, and particularly Peter A. Thompson, M.D. FACP, our President, Chief Executive Officer and Chairman of the Board. The loss of Dr. Thompson, whether from retirement, competing offers or other causes, could prevent us from executing our business strategy, cause us to lose a strategic partner or otherwise materially affect our operations. Dr. Thompson, as well as the rest of our management team and key employees, are at-will employees, and we do not maintain any key-person life insurance policies.
     We rely on highly skilled personnel, and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to maintain our operations or grow effectively.
      Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain qualified management, clinical and scientific personnel for all areas of our organization. In this regard, in anticipation of increased development and commercialization activities, we are currently planning to increase the total number of our full time employees from 72 as of September 30, 2006 to approximately 85 by December 31, 2006. As a result, we expect personnel costs to increase in the future. The increase in costs will depend on the timing and compensation of the new hires. If we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our development and commercialization activities or grow effectively. We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. However, our highly selective hiring process has made it more difficult for us to hire a sufficient number of qualified employees and, as we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. If we do not succeed in attracting qualified personnel and retaining and motivating existing personnel, our existing operations may suffer and we may be unable to grow effectively.
     If we use biological and hazardous materials in a manner that causes contamination or injury or violates laws, we may be liable for damages.
      Our research and development activities involve the use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We do not maintain liability insurance coverage for our handling of biological or hazardous materials. We, the third parties that conduct clinical trials on our behalf and the third parties that manufacture our product candidates are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with these laws and regulations could result in significant fines and work stoppages and may harm our business.
     Our management and auditors have identified a material weakness in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements and the inability of our management to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act of 2002 for the year ending December 31, 2007, either of which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.
      We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with our fiscal 2005 financial statement audit, our independent registered public accounting firm informed us that they had identified a material weakness in our internal controls as defined by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that misstatements caused by error or fraud in amounts that are material to our audited financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.
      The material weakness reported by our independent registered public accounting firm relates to our periodic financial statement close process, and the lack of financial accounting and reporting expertise, a lack of sufficient levels of review and approval of the results of the closing procedures and a lack of a formal process to assess the accounting implications of complex transactions. Deficiencies related to the financial statement close process were compounded by our use of an unsophisticated accounting software package.
      We are taking remedial measures to improve the effectiveness of our internal controls. Specifically, we will be:

•	strengthening our internal staffing and technical expertise in financial and Securities Exchange Commission, or SEC, accounting and reporting,

•	segregating duties within our accounting and finance department,

•	upgrading our accounting software systems, and

•	engaging an outside compliance consulting firm to advise us on improving our internal controls to take advantage of best practices.
      We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when we are required to make an assessment of our internal controls under Section 404 for the year ending December 31, 2007. However, the existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures taken to date or to be taken in the future will remediate the material weakness noted by our independent public accounting firm or that we will implement and maintain adequate controls over our financial processes and reporting in the future. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
      The standards required for a Section 404 analysis under the Sarbanes-Oxley Act of 2002 are significantly more stringent than those for a similar analysis for non-public companies. These more stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to timely remedy the material weakness identified in connection with our fiscal 2005 audit, or if we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.
     We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
Risks Related to this Offering

An active, liquid and orderly trading market for our common stock may not develop.
      Prior to this offering, there has been no public market for shares of our common stock. We and the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our collaborators or competitors,

•	our ability to develop and market new and enhanced product candidates on a timely basis,

•	announcements by us or our collaborators or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments,

•	commencement of, or our involvement in, litigation,

•	changes in governmental regulations or in the status of our regulatory approvals,

•	changes in earnings estimates or recommendations by securities analysts,

•	any major change in our board or management,

•	general economic conditions and slow or negative growth of our markets, and

•	political instability, natural disasters, war and/or events of terrorism.
      In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
     Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $9.99 in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus). In addition, new investors who purchase shares in this offering, together with Wyeth, will contribute approximately 59% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 28% of the outstanding share capital and approximately 28% of the voting rights. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Future sales of shares by existing stockholders could cause our stock price to decline.
      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of June 30, 2006, upon completion of this offering, the concurrent private placement to Wyeth and the issuance of stock upon the automatic cashless net exercise of warrants, we will have outstanding a total of 16,905,664 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the 4,000,000 shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors, Wyeth and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.
      We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended for up to an additional 34 days under certain circumstances. After the lock-up agreements expire, based on shares outstanding as of June 30, 2006, the concurrent private placement to Wyeth, and the issuance of stock upon the automatic cashless net exercise of warrants, up to an additional 12,905,664 shares of common stock will be eligible for sale in the public market, 10,845,255 of which shares of common stock are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 1,561,132 shares of common stock that are subject to outstanding options as of June 30, 2006 and the 558,522 shares reserved for future issuance under our 2006 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
     Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
      Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.
     We have broad discretion in the use of the net proceeds from this offering and the concurrent private placement and may not use them effectively.
      We will have broad discretion in the application of the net proceeds from this offering and the concurrent private placement to Wyeth and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
      This prospectus contains statistical data that we obtained from material published by Datamonitor, the American Cancer Society, the National Cancer Institute and others.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $49.9 million from the sale of 4,000,000 shares of common stock in this offering, based upon an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive $11.2 million from the sale of 800,000 shares of common stock at the assumed initial public offering price in the concurrent private placement to Wyeth. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering and the concurrent private placement to Wyeth by $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $68.9 million.
      The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets and to obtain additional capital. We will retain broad discretion in the allocation of the net proceeds of this offering. We currently intend to use the net proceeds of this offering together with the proceeds from the sale of our common stock to Wyeth for the following purposes and in the following amounts:

•	approximately $39.7 million will be used for the development and commercialization of our research pipeline,

•	approximately $15.3 million will be used for building infrastructure, such as small scale manufacturing capabilities, to support our business plan, and

•	approximately $6.1 million will be used for general corporate purposes, including working capital.
      In addition, we may choose to repay all or part of our credit facility with Comerica Bank. The credit facility has either a fixed interest rate or variable interest rate, which will be determined at the time of each advance from the facility. The credit facility has a maturity date of September 12, 2012. We will use the proceeds of this loan for tenant improvements and laboratory equipment. We have drawn $2.9 million of the loan as of September 30, 2006.
      Notwithstanding the estimates above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our research and development efforts, the timing and success of preclinical testing, the timing and success of any clinical trials we may commence in the future, the timing of regulatory submissions, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, the amount of competition we face and our success in obtaining any required licenses and entering into collaboration arrangements. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.
      We do not expect our existing capital resources and the net proceeds from this offering and the concurrent private placement to Wyeth to be sufficient to enable us to fund the completion of the development of any of our product candidates. We believe that our existing capital resources and the net proceeds from this offering and the concurrent private placement to Wyeth will be sufficient to enable us to complete our ongoing clinical trials and to maintain currently planned operations for the next 24 months, including:

•	completion of a Phase IIb clinical trial for TRU-015 in rheumatoid arthritis that we initiated in September 2006,

•	initiation and completion of a proof-of-concept study of TRU-015 for the treatment of SLE, and

•	filing of an IND for TRU-016 in the second half of 2007.
      However, the actual costs and timing of clinical trials are highly uncertain and subject to risk and will change depending upon the clinical indications targeted, the development strategy pursued and the results of earlier clinical trials.

      Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock. Our loan and security agreement with Comerica Bank limit our ability to pay dividends. We currently expect to retain future earnings (if any) and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and investments and our capitalization as of June 30, 2006, as follows:

•	on an actual basis,

•	on a pro forma basis reflecting (i) the automatic conversion of all shares of our convertible preferred stock outstanding as of June 30, 2006 into 10,652,057 shares of our common stock effective upon the closing of this offering, and (ii) the automatic conversion of all convertible preferred stock warrants outstanding as of June 30, 2006 into common stock warrants effective upon the closing of this offering, and

•	on a pro forma as adjusted basis to give effect (i) to the issuance and sale by us of 4,000,000 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) to the issuance and sale by us of 800,000 shares of common stock in the concurrent private placement to Wyeth at the assumed initial public offering price, and (iii) to the issuance of 14,354 shares of common stock pursuant to the automatic cashless net exercise of warrants upon the closing of this offering based on the assumed initial public offering price.
      You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2006

			Pro Forma As
	Actual	Pro Forma	Adjusted(1)

	(in thousands, except share and per share
	data)
Cash, cash equivalents and investments(1)	$38,563	$38,563	$99,615

Notes payable	$1,868	$1,868	$1,868
Preferred stock warrant liability	343	—	—
Convertible preferred stock, $0.001 par value per share, 10,874,478 shares authorized, actual, none pro forma and pro forma as adjusted; 10,652,057 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma, as adjusted	45,753	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma, as adjusted	—	—	—
Common stock, $0.001 par value per share, 14,272,046 shares authorized, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 1,439,253 shares issued and outstanding, actual; 12,091,310 shares issued and outstanding, pro forma; 16,905,664 shares issued and outstanding, pro forma as adjusted	1	12	17
Additional paid-in capital(1)	6,095	52,180	113,227
Deferred stock-based compensation	(1,238)	(1,238)	(1,238)
Accumulated other comprehensive loss	(23)	(23)	(23)
Accumulated deficit	(44,186)	(44,186)	(44,186)

Total stockholders’ equity (deficit)(1)	(39,351)	6,745	67,797

Total capitalization(1)	$8,613	$8,613	$69,665

(footnotes on next page)

(1)	A $1.00 increase (decrease) in the assumed public offering price of $14.00 per share would increase (decrease) each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $4.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
     The table above excludes the following shares:

•	1,561,132 shares of common stock issuable upon the exercise of options outstanding at June 30, 2006, at a weighted average exercise price of $3.14 per share,

•	21,122 shares of common stock issuable upon the exercise of options granted after June 30, 2006, at a weighted average exercise price of $10.13 per share, and

•	558,522 shares of common stock available for future issuance under our 2006 Equity Incentive Plan,

•	20,383 shares of common stock issuable upon the conversion and exercise of preferred warrants outstanding as of June 30, 2006 at a weighted average exercise price of $4.13 per share.

      To the extent that outstanding options are exercised, new investors will experience further dilution.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted pro forma net tangible book value per share of our common stock immediately after this offering.
      Our historical net tangible book value as of June 30, 2006 was ($39.4) million, or ($27.34) per share, based on 1,439,253 shares of our common stock outstanding as of June 30, 2006. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value per share as of June 30, 2006 was $6.7 million, or $0.56 per share, based on 12,091,310 shares of common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding convertible preferred stock into common stock and the conversion of all convertible preferred stock warrants into common stock warrants upon the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.
      After giving effect to the sale and issuance of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the sale and issuance of 800,000 shares of common stock in the concurrent private placement to Wyeth at the assumed initial public offering price and the issuance by us of 14,354 shares of common stock pursuant to the automatic cashless net exercise of warrants upon the closing of this offering based on the assumed initial public offering price, our as adjusted pro forma net tangible book value at June 30, 2006 would have been $67.8 million, or $4.01 per share of common stock. This represents an immediate increase of net tangible book value of $31.35 per share to our existing stockholders and an immediate dilution of $9.99 per share to new investors purchasing shares in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$14.00
Historical net tangible book value per share of common stock at June 30, 2006	$(27.34)
Pro forma increase per share attributable to the automatic conversion of all outstanding shares of convertible preferred stock and the conversion of convertible preferred stock warrants	27.90

Pro forma net tangible book value per share of common stock at June 30, 2006	$0.56
Pro forma decrease per net tangible book value per share attributable to the automatic cashless net exercise of preferred stock warrants	$—
Increase in pro forma net tangible book value per share attributable to the new investors	3.45

As adjusted pro forma net tangible book value per share after the offering and the private placement to Wyeth		4.01

Dilution per share to new investors purchasing shares in this offering		$9.99

      A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our as adjusted pro forma net tangible book value by $4.5 million, the as adjusted pro forma net tangible book value per share after the offering and the private placement to Wyeth by $4.28 per share and the dilution per share to the new investors purchasing shares in this offering by $10.72 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      If the underwriters exercise their over-allotment option in full, at an assumed offering price of $14.00 per share, the as adjusted pro forma net tangible book value as of June 30, 2006 would have been $4.32 per share, representing an increase to existing stockholders of $31.66 per share and an immediate dilution of $9.68 per share to new investors purchasing shares in this offering.
      The following table sets forth on an as adjusted basis, as of June 30, 2006, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock, by the new investors purchasing shares in this offering, and by Wyeth in the concurrent private placement, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	12,091,310	72%	$45,931,000	41%	$3.80
New investors	4,000,000	24	56,000,000	49	14.00
Wyeth	800,000	4	11,200,000	10	14.00

Total	16,891,310	100%	$113,131,000	100%	$6.70

      A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) total consideration by new investors and Wyeth by $4.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 70%, our new investors would own 26% and Wyeth would own 4% of the total number of shares of our common stock outstanding after this offering.
      The discussion and tables above are based on the number of shares of common stock outstanding at June 30, 2006. The discussion and tables above exclude the following shares:

•	1,561,132 shares of common stock issuable upon the exercise of options outstanding at June 30, 2006, at a weighted average exercise price of $3.14,

•	21,122 shares of common stock issuable upon the exercise of options granted after June 30, 2006, at a weighted average exercise price of $10.13 per share,

•	558,522 shares of common stock available for future issuance under our 2006 Equity Incentive Plan, and

•	20,383 shares of common stock issuable upon the conversion and exercise of preferred warrants outstanding as of June 30, 2006 at a weighted average exercise price of $4.13 per share.

      To the extent that outstanding options are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA
      The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the notes included elsewhere in this prospectus. This financial data includes the accounts of Genecraft, LLC for the years ended December 31, 2001 and 2002. The statements of operations data for the years ended December 31, 2003, 2004 and 2005 and balance sheet data as of December 31, 2004 and 2005 were derived from our audited financial statements that are included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2005 and 2006 and balance sheet data as of June 30, 2006 were derived from our unaudited financial statements that are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2001 and 2002 and balance sheet data as of December 31, 2001, 2002 and 2003 were derived from our financial statements not included in this prospectus. The financial statement data for the years ended December 31, 2001 and 2002 are unaudited. The unaudited financial statements were prepared on a basis consistent with our audited financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the full year.

						Six Months Ended
	Year Ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue:
Collaboration revenue	$—	$—	$—	$—	$222	$—	$13,636
Grant revenue	—	—	—	294	127	127	—

Total revenue	—	—	—	294	349	127	13,636
Operating expenses:
Research and development	29	278	3,403	11,640	15,212	6,723	13,881
General and administrative	87	563	2,294	2,851	4,146	1,739	5,069

Total operating expenses	116	841	5,697	14,491	19,358	8,462	18,950

Loss from operations	(116)	(841)	(5,697)	(14,197)	(19,009)	(8,335)	(5,314)
Net interest income (expense)	—	(1)	116	(16)	278	152	856
Other expense	—	—	—	—	(134)	—	(61)

Loss before cumulative effect of change in accounting principle	(116)	(842)	(5,581)	(14,213)	(18,865)	(8,183)	(4,519)
Cumulative effect of change in accounting principle	—	—	—	—	(62)	—	—

Net loss	$(116)	$(842)	$(5,581)	$(14,213)	$(18,927)	$(8,183)	$(4,519)

Basic and diluted net loss per share	$(0.61)	$(1.15)	$(11.39)	$(22.47)	$(23.30)	$(11.13)	$(3.34)
Shares used to compute basic and diluted net loss per share	190,294	729,266	489,916	632,587	812,465	735,449	1,352,482

	As of December 31,
						As of June 30,
	2001	2002	2003	2004	2005	2006

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$15	$13,420	$7,105	$13,944	$9,909	$38,563
Receivable from collaboration	—	—	—	—	40,000	5,819
Deferred revenue	—	—	—	—	39,778	35,777
Working capital	(76)	12,713	6,188	11,503	37,881	30,660
Total assets	15	13,435	11,369	17,738	54,009	51,404
Non-current portion of notes payable	—	—	1,210	1,198	1,276	835
Preferred stock warrant liability	—	—	—	—	282	343
Convertible preferred stock	—	13,705	13,740	33,809	45,753	45,753
Total stockholders’ equity (deficit)	(75)	(992)	(6,538)	(20,962)	(37,902)	(39,351)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read together with our financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and involves risk and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. For example, statements regarding our expectations as to future financial performance, expense levels and liquidity sources are forward-looking statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview

Background
      We are a biopharmaceutical company creating a pipeline of product candidates to treat autoimmune disease and cancer. Our product candidates are novel proteins known as single-chain polypeptides and are designed using our SMIP custom drug assembly technology. These product candidates bind to specific antigen targets on a cell’s surface that have been clinically validated as important in disease management either by existing products or by potential products in late stage clinical trials. We believe our product candidates offer the potential for safer and more effective therapies than such existing or potential products. In less than 24 months, we designed, developed and submitted to the FDA an Investigational New Drug application, or IND, for our lead product candidate, TRU-015. Currently, TRU-015 is being tested in a Phase IIb clinical trial for the treatment of rheumatoid arthritis, which was initiated in September 2006. We completed enrollment of our Phase IIa clinical trial in February 2006.
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 and established pursuant to the agreement. In addition, we also have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless earlier terminated, the collaboration agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of, the date that any such product shall no longer be subject to a valid claim of a United States or foreign patent or application or, generally 10 years after the first commercial sale of any product licensed under the agreement.
      In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable, up-front fee in January 2006 and will purchase directly from us in a private placement concurrent with this offering shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering. Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. In addition, future financial obligations also include additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 and that have been and are to be selected by Wyeth pursuant to the agreement. In addition, we will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007.

      We were organized in 1999 in the State of Washington as a limited liability company and reincorporated in October 2002 in the State of Delaware. To date, we have funded our operations primarily through the sale of preferred stock, strategic alliances, government grants and equipment financings.
      From our inception to 2004, we focused on the development of our technology, the selection and preclinical testing of product candidates and the manufacture of clinical trial supplies. At the end of 2004, we filed our first IND for our lead product candidate, TRU-015. In 2005, we expanded our activities to include the clinical development of TRU-015 in a Phase I study in RA. The continued research and development of our product candidates will require significant additional expenditures, including preclinical studies, clinical trials, manufacturing costs and the expenses of seeking regulatory approval. We rely on third parties to conduct a portion of our preclinical studies, all of our clinical trials and all of the manufacturing of cGMP material. We expect expenditures associated with these activities to increase in future years as we continue the development of our product candidates. Expenditures associated with our product candidates included in the Wyeth collaboration will be substantially offset by reimbursement revenue from Wyeth.
      In September 2006, we, in collaboration with Wyeth, initiated a Phase IIb clinical trial for TRU-015 in the treatment of RA, which we expect will result in expenditures significantly higher than in previous years. If this product candidate continues to progress, expenses for future Phase III clinical trials will be significantly higher than those incurred in Phase II clinical trials. However, these expenses will be substantially offset by reimbursement revenue from Wyeth. In addition, Wyeth is responsible for a substantial portion of costs related to patent prosecution and patent litigation, if any, for products directed to targets selected by Wyeth pursuant to the collaboration agreement.
      We expect to hire a significant number of additional employees, increasing our total number of full time employees from 72 as of September 30, 2006 to approximately 85 by December 31, 2006, to support our expanded operations. We expect personnel costs to increase in the future as a result of the increase in the number of full time employees. The increase in costs will depend on the timing and compensation of the new hires.
      Research and development expenses for 2003, 2004, 2005 and the six months ended June 30, 2006 were $3.4 million, $11.6 million, $15.2 million and $13.9 million, respectively. These expenses related to developing our SMIP custom drug assembly technology, preclinical studies, manufacturing and, during 2005 and 2006, clinical trials.
      We have incurred significant losses since our inception. As of June 30, 2006, our accumulated deficit was $44.2 million and total stockholders’ deficit was $39.4 million. We recognized net losses of $5.6 million, $14.2 million, $18.9 million and $4.5 million in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We expect our net losses to increase as we continue our existing preclinical studies, manufacturing and clinical trials, expand our research and development efforts, and add the necessary infrastructure to support operating as a publicly-held company.

Revenue
      We have generated approximately $14.3 million in revenue from inception through June 30, 2006, the majority of which was earned through our collaboration with Wyeth. Presently, revenue under our collaboration agreement with Wyeth consists of a non-refundable, non-creditable, up-front fee and collaborative research funding. In the future, revenue under our collaboration agreement with Wyeth may also include regulatory and sales milestones and product royalties. During 2005 and the six months ended June 30, 2006, we recognized as revenue $222,000 and $13.6 million, respectively, from the Wyeth collaboration. The $13.6 million is comprised of $4.0 million for amortization of the $40 million up-front fee and $9.6 million for collaborative research funding. Revenue associated with the up-front fee is deferred and recognized ratably over the estimated research and development period.

Research and Development Expenses
      The majority of our operating expenses to date have been for research and development activities. Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, conducting preclinical studies and clinical trials and manufacturing costs. Research and development expenses, including those paid to third parties, are recognized as incurred. Research and development expenses include:

•	external research and development expenses incurred pursuant to agreements with third party manufacturing organizations, contract research organizations and investigational sites,

•	employee and consultant-related expenses, which include salaries and benefits,

•	third party supplier expenses, and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies.
      At any time, we have many ongoing research projects. Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through our clinical development programs, we are developing each of our product candidates in parallel for multiple disease indications, and through our basic research activities, we are seeking to design potential drug candidates for multiple new disease indications. Due to the number of ongoing projects and our ability to utilize resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program specific basis. In addition, we believe that allocating costs on the basis of time incurred by our employees does not accurately reflect the actual costs of a project.
      Our research and development activities can be divided into research and preclinical programs and clinical development programs. We estimate the costs associated with research and preclinical programs and clinical development programs approximate the following (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

Research and preclinical programs	$3,195	$8,757	$7,787	$3,799	$5,775
Clinical development programs	208	2,883	7,425	2,924	8,106

Total research and development	$3,403	$11,640	$15,212	$6,723	$13,881

Research and preclinical program costs consist of costs associated with our product development efforts, conducting preclinical studies, personnel costs, animal studies, lab supplies and indirect costs such as rent, utilities and depreciation. Clinical development costs consist of clinical manufacturing, clinical trial site and investigator fees, personnel costs and indirect costs such as rent, utilities and depreciation. These costs have increased over time as we have increased headcount and scaled our manufacturing operations and clinical trials. Specifically, clinical development expenses increased in 2005 compared to 2004 due to the initiation of clinical trials for our lead product candidate, TRU-015.
      The majority of our research and development programs are at an early stage and may not result in any approved products. Product candidates that may appear promising at early stages of development may not reach the market for a variety of reasons. Product candidates may be found to be ineffective or to cause harmful side effects during clinical trials, may take longer to pass through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality. As part of our business strategy, we may enter into collaborative arrangements with third parties to complete the development and commercialization of our product candidates and it is uncertain which of our product candidates may be subject to future collaborative arrangements. The participation of a collaborative partner may accelerate the time to completion and reduce the cost to us of a product candidate or it may delay the time to completion and increase the cost to us due to the alteration of our existing strategy.
      As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments, and the risks inherent in the development process, we are unable to determine the duration and completion costs of the current or future clinical stages of our product candidates or when, or to what extent, we will generate revenue from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. Under our collaboration with Wyeth, we are responsible for completing the Phase IIa and IIb trials of TRU-015 for RA. In addition, we are responsible for conducting clinical studies for TRU-015 niche indications. While we are currently focused on developing TRU-015 and other SMIP product candidates with Wyeth and the product candidates in our TRU-016 program together with other SMIP product candidates that are outside of the collaboration, we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential. We anticipate developing additional product candidates, which will also increase our research and development expenses in future periods. We do not expect any of our current product candidates to be commercially available in major markets before 2010, if at all.

General and Administrative Expenses
      General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, accounting, business development, information technology, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent related costs and professional fees for legal, consulting and accounting services.

Cumulative Effect of Change in Accounting Principle
      In the third quarter of 2005, we adopted Financial Accounting Standards Board (“FASB”) Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). This Staff Position affirms that freestanding warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price and requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. We recorded a $62,000 charge for the cumulative effect upon adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $134,000 of additional expense that was recorded in other expense in the period from July 1, 2005 through December 31, 2005, to reflect the increase in fair value of the warrants. For the six months ended June 30, 2006, we recorded $61,000 of additional expense as other expense to reflect the increase in fair value between January 1, 2006 and June 30, 2006.
Critical Accounting Policies and Significant Judgments and Estimates
      Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.
      We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition,

•	preclinical study and clinical trial accruals, and

•	stock-based compensation.
      If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future results of operations or financial condition.

Revenue Recognition
      Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units of accounting based on their respective fair values when there is reliable evidence of fair value for all elements of the arrangement, otherwise consideration is allocated based on the residual value method. The applicable revenue recognition criteria are then applied to each of the separate units. Payments received in advance of work performed are recorded as deferred revenue and recognized when earned.
      We recognize revenue from government grants and from our collaboration agreement with Wyeth. Grant revenue is recognized when the related qualified research and development expenses are incurred up to the limit of the approval funding amounts. Revenue from our collaboration agreement with Wyeth consists of a non-refundable, non-creditable, up-front fee, collaborative research funding, regulatory and sales milestones and future product royalties. Revenue related to the Wyeth collaboration is recognized as follows:

Up-Front Fees and License Fees: Up-front fees and license fees received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis over the estimated term of the research and development service period. The basis of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.

Collaborative Research Funding: Internal and external research and development costs are reimbursed in connection with collaboration agreements. Reimbursed costs are recognized as revenue in the same period the costs were incurred.

Milestones: Payments for milestones based on the achievement of substantive and at risk-performance criteria will be recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive and at-risk milestones, revenue will be recognized immediately for the proportionate amount of the payment that correlates to services that have already been rendered, with the balance recognized on a straight-line basis over the estimated remaining term of the research and development service period. As additional information becomes available, the basis of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline.

Royalties: Royalties based on reported sales of licensed products and revenues will be recognized based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

Preclinical Study and Clinical Trial Accruals
      We estimate our preclinical study and clinical trial expenses based on our estimates of the services received pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Preclinical study and clinical trial expenses include the following:

•	fees paid to contract research organizations in connection with preclinical studies,

•	fees paid to contract research organizations and other clinical sites in connection with clinical trials, and

•	fees paid to contract manufacturers in connection with the production of components and drug materials for preclinical studies and clinical trials.
      We record accruals for these preclinical study and clinical trial expenses based upon the estimated amount of work completed. All such costs are included in research and development expenses based on these estimates. Costs of setting up a preclinical study or clinical trial are expensed immediately. Costs related to patient enrollment in clinical trials are accrued as patients are enrolled in the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with research institutions and organizations. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various preclinical studies and clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. To date, we have not made any material adjustments to our estimates of preclinical study and clinical trial expenses. We make good faith estimates that we believe to be accurate, but the actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan. If any of our product candidates enter Phase III clinical trials, the process of estimating clinical trial costs will become more difficult because the trials will involve larger numbers of patients and clinical sites.

Stock-Based Compensation
      On January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment (“SFAS 123R”), which requires the measurement and recognition of compensation expenses for all future share-based payments made to employees and directors be based on estimated fair values. SFAS 123R supersedes our previous accounting for employee stock options using the minimum-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25, and related to interpretations, and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.
      We adopted SFAS 123R using the prospective transition method. Under this method, compensation costs recognized during the six months ended June 30, 2006 include: (a) compensation costs for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the intrinsic value in accordance with the original provisions of APB 25 and (b) compensation costs for all share-based payment awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
      As stock-based compensation expense recognized in our statement of operations for the six months ended June 30, 2006 is based on options ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

      We also had a choice of two attribution methods for allocating compensation cost under SFAS 123R: the “straight-line” method, which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. We chose the straight-line method.
      We also chose to continue utilizing the Black-Scholes model as our chosen option-pricing model. We concluded that this was the most appropriate method with which to value our share-based payment arrangements, but if any share-based payment instruments should be granted for which the Black-Scholes method does not meet the measurement objective as stated within SFAS 123R, we will utilize a more appropriate method for valuing that instrument. However, we do not believe that any instruments granted to date and accounted for under SFAS 123R would require a method other than Black-Scholes in order to meet the measurement objective discussed above.
      Our determination of the fair value of share-based payment awards on the grant date using option valuation models requires the input of highly subjective assumptions, including the expected price volatility and option life. As we have been operating as a private company, we are unable to use actual price volatility or option life data as input assumptions within our Black-Scholes valuation model.
      In regards to the calculation of expected term, we chose to utilize the “simplified” method for “plain vanilla” options as discussed within SAB 107. We believe that all factors listed within SAB 107 as pre-requisites for utilizing the simplified method are true for us and our share-based payment arrangements. We currently intend to utilize the simplified method through December 31, 2007, at which point we anticipate that more detailed information about exercise behavior will be more widely available.
      For the calculation of expected volatility, because we are a private company, and therefore lack company specific historical and implied volatility information, we based our estimate of expected volatility on the expected volatility of similar entities whose share prices are publicly available. We used the following factors to identify similar public entities: industry, stage of life cycle and the existence of at least one significant partnership. We intend to continue to consistently apply this process using the same similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable, similar entities whose share prices are publicly available, would be utilized in the calculation.
      In accordance with the prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Total employee stock-based compensation expense recognized under SFAS 123R for the six months ended June 30, 2006 was $2.6 million. Of the $2.6 million, $1.0 million was included in research and development expense and $1.6 million was included in general and administrative expense. As a result of the adoption of SFAS 123R, our net loss increased by approximately $1.2 million or $0.89 per share in the six months ended June 30, 2006. In addition, of the $2.6 million, $2.3 million was related to options granted or modified in 2006. As of June 30, 2006, total compensation related to nonvested options not yet recognized in the financial statements is approximately $8.9 million and the weighted-average period over which it is expected to be recognized is approximately 1.4 years. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to employee stock-based compensation costs as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards. We expect quarterly stock-based compensation expense to increase for the remainder of 2006.
      For the year ended December 31, 2005, we granted options to employees to purchase a total of 372,183 shares of common stock at exercise prices ranging from $0.32 to $2.70 per share. For the six months ended June 30, 2006, we granted options to employees to purchase a total of 621,462 shares of common stock at exercise prices ranging from $6.53 to $9.35 per share. We did not use a contemporaneous valuation from an unrelated valuation specialist because, at the time these stock options were issued, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry were valued. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including the price at which Series B preferred stock was issued by us to outside investors in arms-length transactions in July 2004 and February 2005, and the rights, preferences and privileges of the preferred stock relative to the common stock, important developments relating to advancement of our technology and clinical programs, our stage of development and business strategy, the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions, and the market prices of various publicly held life science companies and the level of broad based life science stock indices.
      In connection with the preparation of our financial statements necessary for this offering, we reassessed the estimated fair value of our common stock in light of the potential completion of this offering. The valuation methodology that most significantly impacted our reassessment of fair value at December 31, 2005 and for the six-month period ended June 2006 was our market-based assessment of the valuation of existing comparable small capitalization, recently public, early-stage life-sciences companies. In determining the reassessed fair value of our common stock during 2005, we established $15.61 as the reassessed fair value at December 31, 2005. We also then reassessed our estimate of fair value throughout 2005 based on the nature of our operations and our achievements in executing against our operating plan during 2005 and market trends. Because of the impact that achievement of unique milestones had on the valuation of the comparable companies during the various points in time before the year-end reassessment, certain additional adjustments for factors unique to us were considered in the reassessed values determined for the year ended 2005, including:

•	during February 2005 the Company completed the Series B preferred stock financing,

•	during July 2005, the Company completed and compiled data from its Phase I clinical trial for TRU-015,

•	during August 2005, the Company dosed the first patient in its Phase IIa clinical trial for TRU-015,

•	in November 2005, the Company entered into a term sheet with Wyeth, and

•	on December 22, 2005, the Company signed a definitive agreement with Wyeth.

      Stock-based compensation expense per share includes the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years using the straight-line method. There are significant judgments and estimates inherent in the determination of the reassessed fair values. For this and other reasons, the reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.
      Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 372,183 shares of common stock granted to employees during the year ended December 31, 2005 ranged from $2.88 to $14.36 per share and the reassessed fair value of the options to purchase 621,462 shares of common stock granted to employees during the six months ended June 30, 2006 ranged from $16.87 to $19.44 per share.
      As of June 30, 2006, there were outstanding options to purchase 1,561,132 shares of common stock. Of these, 542,206 were vested with a weighted-average exercise price of $1.44 per share and 1,018,926 were unvested with a weighted-average exercise price of $4.01 per share. The intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price of $14.00 was $17.0 million, based on 1,561,132 options outstanding at June 30, 2006.
      We account for stock compensation arrangements with non-employees in accordance with SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, and

Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected life of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. We have to date assumed that non-employee stock options have an expected life of ten years, representing their full contractual life, and assumed common stock volatility of 100%. Different estimates of volatility and expected life of the option could materially change the value of an option and the resulting expense.
      Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in higher or lower stock-based compensation expense in the statement of operations than originally estimated or recorded. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed or the performance of services is completed. Stock-based compensation expense associated with these non-employee options was $4,000, $6,000, $242,000 and $97,000 for 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We expect stock-based compensation expense associated with non-employee options to fluctuate in the future based upon the volatility of our future stock price.
      In addition, certain of our founders act as consultants to us and were issued shares of our common stock in 2001, which in November 2002 were made subject to repurchase rights that lapse over time. We record differences between the fair market value of our common stock and the issuance price as compensation expense as those repurchase rights lapse on a monthly basis. During the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, we recorded expense of $17,000, $17,000, $492,000 and $291,000, respectively, in conjunction with these shares.
      We recorded approximately $3,000, $3,000, $102,000 and $75,000 of stock-based compensation during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively, related to restricted stock awards granted to members of our Scientific Advisory Board. Compensation expense is recorded using straight-line amortization in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.
Results of Operations

Comparison of Six Months Ended June 30, 2005 and 2006
      Revenue. Revenue increased from $127,000 in the six months ended June 30, 2005 to $13.6 million in the six months ended June 30, 2006. This increase was due to revenue from the Wyeth collaboration comprised of $9.6 million for collaborative research funding and $4.0 million for amortization of the $40 million up-front fee. This up-front fee will be amortized over the term of the research and development period. We expect revenue to fluctuate in the future due to the timing of reimbursed legal, clinical and manufacturing development costs and the recognition of the associated collaborative research revenue.
      Research and Development Expenses. Research and development expenses increased from $6.7 million in the six months ended June 30, 2005 to $13.9 million in the six months ended June 30, 2006. This increase was due primarily to increased manufacturing costs to support clinical trials for our lead product candidate, TRU-015, increased personnel-related expenses, increased clinical trial costs related to our lead product candidate, TRU-015 and an increase in lab supplies to support our research activities. Total stock-based compensation increased by $1.2 million in the six months ended June 30, 2006 compared to the same period in 2005. Research and development expenses represented 79% and 73% of total operating expenses in the six months ended June, 2005 and 2006, respectively. We expect research and development expenses to increase in the future due to increased manufacturing and clinical development costs primarily related to our TRU-015 product candidates, as well as the related expansion of our research and development organization, advancement of our preclinical programs and product candidate manufacturing costs.

      General and Administrative Expenses. General and administrative expenses increased from $1.7 million in the six months ended June 30, 2005 to $5.1 million in the six months ended June 30, 2006. This increase reflects higher accounting and audit fees, an increase in fees related to filings for the protection of our intellectual property and increased personnel-related expenses incurred in anticipation of the requirements of operating as a publicly-held company. Total stock-based compensation increased by $1.5 million in the six months ended June 30, 2006 compared to the same period in 2005. We expect our general and administrative expenses to increase in the future as we add additional personnel and incur additional expense as a result of becoming a publicly traded company.
      Net Interest Income (Expense). Net interest income (expense) increased from $152,000 in the six months ended June 30, 2005 to $856,000 in the six months ended June 30, 2006. The increase was due primarily to increases in our average cash balance in the first six months of 2006 compared to the same period in 2005. We expect net interest income (expense) to increase in 2006 as a result of higher cash balances due to our Wyeth collaboration as well as expected proceeds from this offering and the concurrent private placement to Wyeth, which will be partially offset by an increase in equipment financing interest expense.

Comparison of Years Ended December 31, 2004 and 2005
      Revenue. Revenue increased from $294,000 in 2004 to $349,000 in 2005. This increase was due to revenue from the Wyeth collaboration, which was partially offset by a reduction in government grant revenue as we completed our research under the grants and did not obtain additional government grants in 2005. Government grant revenue accounted for 100% of our revenue during 2004 and 36% of our revenue in 2005. In 2005, we recognized $222,000 in revenue of the $40 million up-front fee.
      Research and Development Expenses. Research and development expenses increased from $11.6 million in 2004 to $15.2 million in 2005. This increase was due primarily to the initiation of clinical trials for our lead product candidate, TRU-015, and an increase in personnel-related expenses, including non-cash amortization of deferred stock-based compensation of $437,000. Research and development expenses represented 80% and 78% of total operating expenses in 2004 and 2005, respectively.
      General and Administrative Expenses. General and administrative expenses increased from $2.9 million in 2004 to $4.1 million in 2005. This increase reflects an increase in personnel-related expenses, professional costs incurred in conjunction with the completion of the Wyeth collaboration and non-cash amortization of deferred stock-based compensation of $633,000.
      Net Interest Income (Expense). Net interest income (expense) increased from $(16,000) in 2004 to $278,000 in 2005. This increase was due primarily to increases in our average cash balances in 2005 compared to 2004 as a result of our sale of preferred stock, as well as increased interest yields on cash and short-term investments from operating in an increasing interest rate environment.

Comparison of Years Ended December 31, 2003 and 2004
      Revenue. We recorded no revenue in 2003 and revenue was $294,000 in 2004. Government grant revenue accounted for 100% of our 2004 revenue.
      Research and Development Expenses. Research and development expenses increased from $3.4 million in 2003 to $11.6 million in 2004. This increase was due primarily to increased manufacturing and pre-clinical study costs associated with TRU-015, as well as increased personnel and facilities expenses. Research and development expenses represented 60% and 80% of total operating expenses in 2003 and 2004, respectively.
      General and Administrative Expenses. General and administrative expenses increased from $2.3 million in 2003 to $2.9 million in 2004. This increase was due primarily to increased personnel and administrative costs as well as an increase in legal fees.
      Net Interest Income (Expense). Net interest income (expense) decreased from $116,000 in 2003 to $(16,000) in 2004. This decrease was due primarily to the initiation of an equipment lease and tenant improvement financing, which was partially offset by increases in our average cash balances in 2004 resulting from sale of preferred stock in July 2004.

Income Taxes
      We were founded as a limited liability company in the State of Washington in March 1999, operating as a development stage company. We reincorporated in the State of Delaware in October 2002. Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of $36.5 million. We also had federal research and development tax credit carryforwards of $529,000. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2025. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.
      In 2005, we recorded the $40 million up-front fee from Wyeth as a receivable and received the payment on January 3, 2006. There were no federal income taxes due in 2005 for this payment which is classified as future services to be performed for federal tax purposes. We are assessing whether there will be a taxable impact to our 2006 federal tax return and if so, what net operating loss carryforwards and tax credit carryforwards would be available and the size of any potential income tax payment. Our assessment will be based upon the financial results up through the effective date of the offering and the impact of a change due to Section 382 of the Internal Revenue Code that may occur as a result of the offering that may limit our ability to utilize our historical net operating loss carryforwards and tax credit carryforwards. Based on our current assessment of potential Internal Revenue Code Section 382 limitations, we expect that we will be able to offset any taxable income with net operating loss and tax credit carryforwards. A tax payment may become due if our net operating loss and tax credit carryforwards are insufficient to cover all of our 2006 taxable income.
Liquidity and Capital Resources
      Since inception, we have financed our operations primarily through private placements of equity securities, receiving aggregate net proceeds from such sales totaling $45.4 million. We received additional funding from asset-based lease financings, interest earned on investments and government grants. In January 2006, we received $40 million from Wyeth for the payment of the up-front fee. As of June 30, 2006, we had $38.6 million in cash, cash equivalents and short-term investments and a $5.8 million receivable from Wyeth for collaborative research funding. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of United States government agencies, high credit rating corporate borrowers and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.
      Net cash used in operating activities was $4.7 million, $12.4 million and $15.2 million in 2003, 2004 and 2005, respectively. Net cash used in each of these periods was primarily a result of external research and development expenses, clinical trial costs, personnel-related costs, third party supplier expenses and professional fees. Net cash provided by operating activities was $31.1 million in the six months ended June 30, 2006 primarily due to the $40 million up-front fee received from Wyeth in January 2006, partially offset by the recognition of deferred revenue and the net loss during the period.
      Net cash used in investing activities was $6.2 million and $7.9 million in 2003 and 2004, respectively, and net cash provided by investing activities was $3.2 million in 2005. Net cash used in investing activities for the six months ended June 30, 2006 was $29.3 million. Investing activities consist primarily of purchases and sales of marketable securities and capital purchases. Purchases of property and equipment were $3.4 million, $812,000, $1.5 million and $1.9 million in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We expect to continue to make significant investments in property and equipment in 2006 as we expand our operations.
      Net cash provided by financing activities was $1.7 million, $20.1 million and $12.7 million in 2003, 2004 and 2005, respectively. Net cash used in financing activities was $589,000 in the six months ended June 30,

2006. Financing activities consist primarily of the net proceeds from the sale of our preferred stock and equipment financing arrangements. In 2004 and 2005, we received net proceeds from the issuance of preferred stock of $20.5 million and $12 million, respectively. Proceeds from equipment financing arrangements, net of payments, were $1.7 million, $266,000 and $512,000 in 2003, 2004 and 2005, respectively.
      We entered into a Loan and Security Agreement with Comerica Bank effective September 12, 2006. The terms of the Loan and Security Agreement provide for an $8 million debt facility secured by a security interest in our assets, other than intellectual property. We may request equipment and leasehold facility advances through September 12, 2007. Interest shall accrue from the date of each equipment advance and be payable monthly. Any equipment advances that are outstanding on September 12, 2007 shall be payable in sixty (60) equal installments of principal, plus all accrued interest, beginning on October 12, 2007.
      The outstanding balances under the loan bear interest on a monthly basis at a variety of interest rates to be elected by us at the time of each advance ranging from a floating rate of prime to a fixed rate of 8.50% depending on the amount of our deposits with the bank. As of September 30, 2006, we had drawn $2.9 million of the loan.
      Based on our current operating plans, we believe that our existing capital resources and the net proceeds from this offering and the concurrent private placement to Wyeth, together with interest thereon, will be sufficient to meet our financial obligations for at least the next 24 months. We have based this estimate on the $40 million non-refundable, non-creditable, up-front fee Wyeth paid to us in January 2006 and Wyeth’s committed annual research funding under the collaboration agreement exclusive of any third party reimbursements or milestones earned. We have estimated increased expenses, however, expense assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. The key assumptions underlying this estimate include:

•	expenditures related to continued preclinical and clinical development of our product candidates during this period will be within budgeted levels,

•	unexpected costs related to the development of our manufacturing capability will not be material, and

•	the hiring of a number of new employees at salary levels consistent with our estimates to support our continued growth during this period.
      Our forecast of the period of time that our financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with product development. Our future funding requirements will depend on many factors, including:

•	milestone payments projected to be received under the Wyeth collaboration agreement,

•	the hiring of a number of new employees at salary levels consistent with our estimates to support our continued growth during this period,

•	the scope, rate of progress, results and costs of our preclinical testing, clinical trials and other research and development activities,

•	the terms and timing of any additional collaborative or licensing agreements that we may establish,

•	the cost, timing and outcomes of regulatory approvals,

•	the number and characteristics of product candidates that we pursue,

•	the cost of establishing clinical and commercial supplies of our product candidates,

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
      We will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.
      Our future contractual obligations at June 30, 2006 were as follows:

	Payments Due by Period

Contractual Obligations	Total	6 Months	1-3 Years	3-5 Years	Thereafter

	(in thousands)
Notes payable (including interest)	$2,093	$678	$1,321	$94	$—
Operating lease obligations	9,601	734	2,809	4,194	1,864
Manufacturing obligations(1)	16,103	7,603	8,500	—	—

Total	$27,797	$9,015	$12,630	$4,288	$1,864

(1)	Refer to Note 9 to our financial statements for additional information. On August 22, 2006, in connection with the anticipated transition of manufacturing responsibilities for TRU-015 to Wyeth, we cancelled an order for TRU-015 under our supply agreement with Lonza. Although the amount of cancellation fee, if any, has not yet been determined, to the extent we are liable for any such fee, Wyeth has agreed to reimburse us for all such amounts.
Related Party Transactions
      In 2002, as amended in 2004, we entered into a consulting agreement with Dr. Martha Hayden-Ledbetter, one of our co-founders and stockholders and the wife of our chief scientific officer. Dr. Hayden-Ledbetter has provided scientific consulting services to us since our inception. In 2001, Dr. Hayden-Ledbetter purchased 155,479 shares of restricted stock. In 2002, the purchase agreement was amended to restrict the shares with a three-year ratable vesting period. This restricted stock grant resulted in compensation expense of $10,000, $10,000, $227,000 and $0 in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. During the years 2003, 2004 and 2005 and the six months ended June 30, 2006, we paid $50,000, $83,000, $100,000 and $50,000, respectively, for Dr. Hayden-Ledbetter’s consulting services. As of December 31, 2004 and 2005 and June 30, 2006, no amounts were payable under the agreement.
      In 2003, we entered into a consulting agreement with Dr. Lee Brettman, a member our board of directors, pursuant to which he provides, among other things, advisory services with respect to our clinical development planning, implementation and research and development prioritization. In connection with the consulting agreement, on January 28, 2004, Dr. Brettman purchased 15,947 shares of restricted common stock at the estimated fair market value. We have a repurchase right with respect to these shares exercisable upon termination of our relationship with Dr. Brettman. The repurchase right lapsed 25% on the date of the purchase with the remainder over the service period of three years. During 2005 and the six months ended June 30, 2006, we recorded $33,000 and $37,000, respectively, in stock based compensation related to this consulting agreement. We have not made any payments to Dr. Brettman under the consulting agreement.
Recent Accounting Pronouncements
      In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. We do not expect the adoption of FSP 115-1 to have a material effect on our results of operations or net loss per share.
Off-Balance Sheet Arrangements
      Since inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Market Risk Disclosure
      Our exposure to market risk is primarily confined to our investment securities. The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of investments in a variety of securities of high credit quality. As of June 30, 2006, we had short-term investments of $32.7 million. The securities in our investment portfolio are not leveraged, are classified as available for sale and, due to their very short-term nature, are subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have a material negative impact on the realized value of our investment portfolio. We actively monitor changes in interest rates.
      We contract with a manufacturer in Europe for the production and supply of our product candidates. We may be subject to exposure to fluctuations in foreign exchange rates in connections with this agreement. To date, the effect of the exposure to these fluctuations in foreign exchange rates has not been material, and we do not expect it to be material in the foreseeable future. We do not hedge our foreign currency exposures and have not used derivative financial instruments for speculation or trading purposes.

BUSINESS
Overview
      We are a biopharmaceutical company creating a pipeline of product candidates to treat autoimmune disease and cancer. Our product candidates are novel proteins known as single-chain polypeptides and are designed using our SMIP custom drug assembly technology. These product candidates bind to specific antigen targets on a cell’s surface that have been clinically validated as important in disease management either by existing products or by potential products in late stage clinical trials. We believe our product candidates offer the potential for safer and more effective therapies than such existing or potential products. In less than 24 months, we designed, developed and submitted to the FDA an Investigational New Drug application, or IND, for our lead product candidate, TRU-015. Currently, TRU-015 is being tested in a Phase IIb clinical trial for the treatment of rheumatoid arthritis which was initiated in September 2006. We completed enrollment of our Phase IIa clinical trial in February 2006. In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of certain therapeutics, including TRU-015.
      Our business model is focused on large, established markets and is designed to reduce clinical development risks by developing product candidates directed to validated targets. We, in collaboration with Wyeth, are developing TRU-015 for use in multiple indications such as rheumatoid arthritis and systemic lupus erythematosus. Our TRU-016 program is focused on the development of product candidates directed to CD37, an antigen that is present on B cells, for the treatment of patients with non-Hodgkin’s lymphoma and chronic lymphocytic leukemia. To date, none of our product candidates has been approved for marketing and sale to patients nor have we received any product revenue.

•	TRU-015 for the Treatment of Rheumatoid Arthritis. According to Datamonitor, rheumatoid arthritis, or RA, is estimated to affect approximately 4.3 million people in the United States, Japan and Europe. In 2005, total reported worldwide sales of protein therapeutics used for the treatment of RA were $7.6 billion. In February 2006, rituximab (Rituxan®), a CD20-directed therapy, was approved by the FDA for treatment of refractory RA. Total worldwide sales of protein therapeutics for the treatment of RA are expected to grow to $10 billion in 2010.

In February 2006, we completed enrollment in a Phase IIa study in RA patients designed to demonstrate proof of concept that TRU-015 improves disease activity. Clinical disease activity parameters such as tender and swollen joint counts, patient and physician global assessments, patient assessment of pain and disability, and laboratory measures of inflammation may be combined to form composite measures of clinical response derived from the American College of Rheumatology that are known as ACR20, ACR50, and ACR70. In these measures of clinical response, ACR70 indicates a greater response from a baseline measure than ACR20, which is defined as an improvement of at least 20% from baseline in counts of both tender and swollen joints, as well as in at least three of five other disease activity parameters. In the first 24 weeks after receiving intravenous infusions of TRU-015, 72% of the subjects experienced a clinical response that is equal to or greater than that required to achieve an ACR20 response, 28% achieved an ACR50 response and 14% achieved an ACR70 response. In September 2006, we initiated a Phase IIb clinical trial to test a larger dose range in the second half of 2006.

•	TRU-015 for the Treatment of Systemic Lupus Erythematosus. According to Datamonitor, systemic lupus erythematosus, or SLE, is estimated to affect 236,000 people in the United States. Worldwide, the prevalence of SLE varies significantly on a country-by-country basis. Testing of TRU-015 for the treatment of SLE in the clinic has not begun. Currently, no protein therapeutics have been approved specifically for the treatment of SLE.

•	TRU-016 Program. Our TRU-016 program targets CD37 for the treatment of non-Hodgkin’s lymphoma, or NHL, and chronic lymphocytic leukemia, or CLL. According to the American Cancer Society, NHL is the fifth most common cancer and is estimated to affect 350,000 people, with approximately 56,000 new cases diagnosed each year. Also, according to Datamonitor, CLL is estimated to affect 70,000 people in the United States, with approximately 10,000 new cases diagnosed each year. Total reported worldwide sales of Rituxan®/ MabThera®, the leading biologic for NHL, were approximately $3.2 billion in 2005. Subject to satisfactory completion of preclinical testing of TRU-016, we expect to file an IND for TRU-016 in the second half of 2007. If the results of these preclinical tests are unsatisfactory, we will not be able to file an IND.

      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 established pursuant to the agreement. In addition, we have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless earlier terminated, the collaboration agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of, the date that any such product shall no longer be subject to a valid claim of a United States or foreign patent or application or, generally, 10 years after the first commercial sale of any product licensed under the agreement.
      In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable, up-front fee in January 2006 and will purchase directly from us in a private placement concurrent with this offering shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering. Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. These future financial obligations include as well additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 that have been and are to be selected by Wyeth pursuant to the agreement. In addition, we will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007.
SMIP Custom Drug Assembly
      Our custom drug assembly technology permits us to build to predetermined specifications protein therapeutics we call small immunopharmaceuticals, or SMIP, products. By selecting from our polypeptide libraries and uniquely combining polypeptides called hinge domains, effector domains and binding domains, we create customized SMIP product candidates that are intended to bind to a specified target cell and elicit specific biological activity in a targeted disease state. These SMIP product candidates can be specifically engineered to have an optimal half-life, or the ability to maintain effective concentrations in vivo, and are approximately one-half the size of monoclonal antibodies, or mAbs, a leading form of protein therapeutic directed to the treatment of a wide range of disease states including autoimmune disease and cancer. We believe that our SMIP product candidates retain the beneficial characteristics of mAbs, such as binding to specific target antigens and predictable biological activity, and that the small size of our SMIP product candidates may facilitate tissue penetration in certain disease states such as cancer, resulting in increased therapeutic benefit. As a result, we believe that our custom drug assembly technology enables us to rapidly design and develop SMIP product candidates for a range of targets and biological activity that have the following advantages:

•	Customizable Biological Activity. SMIP product candidates can be specifically engineered to provide a precise balance of complement dependent cytotoxicity, or CDC, and/or antibody-dependent cellular cytotoxicity, or ADCC, mediated activity. We believe our ability to customize this balance of biological activities will result in safer and more effective immunopharmaceuticals.

•	Customizable Half-Life. SMIP product candidates can be specifically engineered to have an optimal half-life, or the ability to maintain effective concentrations in vivo, for a given indication. This should permit them to be used in treating both acute and chronic disease indications.

•	Improved Biodistribution. SMIP product candidates have a particle size that is approximately one-half the size of mAbs. The smaller size of SMIP product candidates enables greater penetration into diseased tissues, which we believe will provide increased therapeutic benefits.

•	Reliable Manufacturing. We believe that SMIP product candidates can be produced at large scale in mammalian cell expression systems from readily available starting materials.

SMIP Product Candidates: Design and Assembly
      Each of our SMIP product candidates contains a binding domain, a hinge domain and an effector domain. Because of the simple structure of SMIP product candidates, our custom drug assembly technology permits us to engineer desired characteristics into each domain so we can rapidly design and develop novel product candidates for a range of targets, as well as a range of differentiated product candidates for any particular target. Each SMIP product candidate is specifically designed to meet predetermined therapeutic specifications for biological activity and binding activity based on our biological assessment of the validated target in the proposed disease indication. Biological activity and binding activity are the two most important characteristics of a protein immunotherapeutic. The diagram below is a representation of the steps in our assembly process.

•	Biological Activity. Our SMIP product candidates are assembled by first selecting from our polypeptide libraries a Hinge Domain and Effector Domain designed to elicit specific biological activity. For example, one desired biological activity may be for the immune system to kill the cell on which the target antigen is present. We select a unique Hinge Domain and Effector Domain combination based on the targeted disease to trigger the death of the cell to which the SMIP product candidate is bound. This can be through the initiation of the complement cascade causing CDC, by recruiting other immune cells to kill the cell through ADCC, or by using an engineered balance of both activities. In addition, the combination of Hinge Domain and Effector Domain may be engineered to generate cellular signals through the antigen target leading to, for example, the death of the cell through apoptosis or programmed cell death.

•	Binding Activity. The next step is to pair a selected Hinge Domain and Effector Domain with an appropriate Binding Domain from our polypeptide libraries. The Binding Domain recognizes and attaches to a specific antigen target, which results in initiation of the desired biological activity. Examples of target antigens include cell surface receptors on target cells such as B cells. The Binding

Domain may be composed of any polypeptide that specifically recognizes and binds to the target antigen. Examples of binding domains include polypeptide ligands such as hormones, cytokines, chemokines or cell surface or soluble receptors for such polypeptide ligands as well as binding domains derived from immunogloulin molecules such as single chain Fv polypeptides.

Limitations of Other Immunopharmaceuticals
      The development of therapeutic immunopharmaceuticals, including mAbs and other antibody alternatives, has advanced and facilitated drug development and treatment for a wide range of disease states. The therapeutic benefits of these compounds, however, are often limited due to their large size, which results in compromised tissue penetration and difficulties in the engineering and optimization of their biological activity. Current alternatives to mAbs, including antibody fragments, have been designed to result in a small size, but have limitations including loss of important biological activity, shortened in vivo half-life and low expression levels that, either alone or in combination, can reduce therapeutic potential and limit commercial feasibility.
Our Product Candidates
      Our current product candidates target B cells. B cells are important to the basic functioning of the body’s immune system. In addition to producing antibodies that attack and kill bacteria and viruses circulating within the body, they also help recruit and coordinate other types of immune system cells to perform specialized functions in the body’s fight against disease and infection. When B cells fail to appropriately distinguish the body’s own cells, tissues or organs from foreign pathogens or proteins, the mistaken identification can result in the B cells initiating an immune response against healthy cells, which results in an autoimmune disease that can lead to progressive disability. Autoimmune diseases include RA, SLE, multiple sclerosis, type 1 diabetes and Graves’ disease. As a group, autoimmune diseases are among the most prevalent illnesses in the United States, affecting up to 8% of the population or up to 24 million people. In addition, when B cells become malignant or otherwise multiply uncontrollably, they can result in cancers known as lymphomas, leukemias and myelomas.
      The following table sets forth the development stage of our TRU-015 compound and our TRU-016 program:

Product
Candidate	Disease Indication	Development Stage	Partner

TRU-015	Rheumatoid Arthritis	• Phase IIa enrollment completed • Phase IIb initiated	Wyeth

TRU-015	Systemic Lupus Erythematosus	• Preclinical testing	Wyeth

TRU-016 Program	Non-Hodgkin’s Lymphoma and Chronic Lymphocytic Leukemia	• Preclinical development • IND expected to be filed in the 2nd half of 2007	None

TRU-015
      We designed TRU-015 for a desired therapeutic label surrounding B cell depletion in multiple indications, including autoimmune diseases and different types of cancer. TRU-015 binds to its target, CD20, and is engineered to promote specific biological activity designed for safety and efficacy. Specifically, general systemic complement activation is thought to initiate or exacerbate symptoms in RA patients. There is evidence that CDC may be associated with certain side effects, particularly infusion reactions observed in currently marketed protein immunopharmaceuticals. We have designed TRU-015 for reduced CDC activity, while preserving potent ADCC activity and apoptotic signaling.

Rheumatoid Arthritis
      Background. RA is an autoimmune disease characterized by inflammation of the joint lining, called the synovium. In RA, a person’s immune system attacks the synovium, resulting in the thickening of the normally thin membrane and degradation of the cartilage and bone at the joint. Though the primary symptoms of RA are pain, stiffness and swelling of joints, additional symptoms may include fatigue, weakness, muscle pain and lumps of tissue under the skin. Tissue damage from the inflammation ultimately results in deformity and disability.
      Potential Market. According to Datamonitor, RA is estimated to affect approximately 4.3 million people are affected by RA in the United States, Japan and Europe. Total reported worldwide sales of protein therapeutics used for the treatment of RA were $7.6 billion in 2005 and are expected to grow to $10 billion in 2010. Because approximately two-thirds of the RA patient population experiences pain, stiffness and fatigue on a daily basis notwithstanding the administration of currently available treatments, we believe that there is a large unmet medical need in the RA patient population for an effective drug therapy.
      Current Treatments. Initially, a patient presenting symptoms of RA is typically prescribed non-steroidal anti-inflammatory drugs, or NSAIDS. As the disease progresses, the RA patient may be prescribed a regimen of disease modifying antirheumatic drugs, or DMARDS, an anti-tumor necrosis factor, or anti-TNF, or other biologics. Patients taking a combination of therapies that include biologics are estimated to be 20% of the RA population. Most biologics currently on the market for RA attempt to block the activity of immune system cytokines, which are chemical messengers thought to be associated with the autoimmune reactions, joint inflammation and bone damage characteristic of RA. These biologics include anti-TNF drugs such as infliximab (Remicade®), etanercept (Enbrel®), adalimumab (HUMIRA®) and the anti-interleukin-1 drug anakinra (KINERET®). Biologics are typically administered to patients with moderate to severe RA who need therapy in addition to NSAIDS or DMARDS. In addition to biologics that target immune system cytokines, abatacept (Orencia®), a drug that targets co-receptors on T cells, has recently been approved for RA, as has rituximab (Rituxan®), which is a mAb that, like TRU-015, is targeted to the CD20 antigen.
      TRU-015 Clinical Trial Results. We initiated clinical development of TRU-015 in January 2005 and completed enrollment in a Phase I dose escalation study in RA patients in July 2005. In February 2006, we completed enrollment in a double-blind, placebo controlled Phase IIa study in RA patients with active disease to evaluate improvement in disease activity. In September 2006, we initiated a double-blind, placebo controlled Phase IIb study in RA patients with active disease to evaluate the effect of a single infusion ranging from 200 mg to 1,600 mg per patient. As of September 30, 2006, a limited number of serious adverse events have been reported from the Phase I and Phase IIa trials, none of which have been considered by the clinical investigator to be associated with TRU-015.
      The Phase I study included 37 RA patients on background methotrexate who were enrolled into one of eight dosage groups with each subject receiving TRU-015 as an intravenous infusion. Patients received either a single dose of TRU-015 at 0.015 mg/kg, 0.05 mg/kg, 0.15 mg/kg, 0.5 mg/kg, 1.5 mg/kg, 5 mg/kg or 15 mg/kg. The last cohort received a total dose of 30 mg/kg of TRU-015 as two 15 mg/kg infusions administered one week apart. Endpoints of this study included safety, pharmacokinetic evaluation and pharmacodynamics as measured by the number of circulating B cells in the peripheral blood. Each participant was evaluated for safety during and after the infusion and at pre-specified time points throughout the study period. Blood samples for safety evaluations, pharmacokinetic testing, and pharmacodynamics were obtained at pre-specified intervals. All subjects were maintained in the study until B cell counts returned approximately to baseline or to the normal range.

      We observed a dose dependent response in both the degree and duration of B cell depletion, as illustrated in the figure below.
      Our Phase IIa study is a double-blinded, placebo-controlled, multi-center trial of TRU-015 administered intravenously to RA patients. All subjects were required to have active disease with background methotrexate and were randomized to receive either TRU-015 or placebo at a ratio of 10 active to two placebo at one of three dosage levels: 5 mg/kg given as a single intravenous infusion; 5 mg/kg given as two intravenous infusions of 2.5 mg/kg administered one week apart; or 15 mg/kg administered as two intravenous infusions of 7.5 mg/kg administered one week apart. Endpoints of this study include safety, pharmacokinetic evaluation and pharmacodynamics. In this study, the pharmacodynamics are measured not only by the number of circulating B cells, but also by clinical disease activity parameters such as tender and swollen joint counts, patient and physician global assessments, patient assessment of pain and disability, and laboratory measures of inflammation. These measures may be combined to form composite measures of clinical response derived from the American College of Rheumatology preliminary definition of improvement, also known as the ACR20, ACR50, and ACR70. In these measures of clinical response, ACR70 indicates a greater response from a baseline measure than ACR20, which is defined as an improvement of at least 20% from baseline in counts of both tender and swollen joints, as well as in at least three of five other disease activity parameters. Historically, demonstrated improvement in ACR20 measurements with minimal toxicity has been the basis for approval from the FDA.
      Our ongoing Phase IIa study is designed to demonstrate proof of concept that the B cell depletion associated with TRU-015 therapy translates into improvements of disease activity. This study is not designed to detect differences in clinical responses between different dose cohorts or differences between patients receiving TRU-015 and patients receiving a placebo. To date, 37 subjects have been enrolled in the study, 31 of whom have been treated with TRU-015 and 6 of whom have been treated with placebo. With respect to the 29 subjects with active RA at study baseline who have been treated with TRU-015, in the first 24 weeks after receiving intravenous infusions of TRU-015, 72% of the subjects have experienced a clinical response that is equal to or greater than that required to achieve an ACR20 response, 28% have achieved an ACR50 response and 14% have achieved an ACR70 response.

      TRU-015 has been generally well tolerated in clinical trials. No dose limiting toxicities have been observed and all planned dose levels have been administered. Exposure to TRU-015 has been approximately dose proportional and the terminal half-life ranged from 281- 409 hours. Serum concentrations of TRU-015 were measured at pre-determined intervals. To date, we have not observed the development of any neutralizing antibodies against TRU-015 in study patients.
      Recent FDA Approval of CD20-Directed Therapies in RA. Rituximab (Rituxan®) is a mAb that is targeted to the CD20 antigen, and was previously approved for the treatment of non-Hodgkins lymphoma. In February 2006, it was approved for marketing in the United States by the FDA for the treatment of patients with moderate to severe RA who have failed one or more anti-TNF therapies. The recommended dose and schedule for rituximab (Rituxan®) in RA is two intravenous infusions of 1 gm each separated by two weeks, in combination with continued methotrexate (10 to 25 mg weekly). Patients given this regimen show B cell depletion for at least six months with some showing B cell depletion for over three years. There is no recommended treatment for patients with symptomatic RA and concomitant B cell depletion. We believe that the dose-dependent B cell depletion shown by TRU-015 will allow us to choose a dose and schedule that offers similar or greater efficacy while improving safety as a result of a shorter period of B cell depletion. Additionally, the rituximab (Rituxan®) product label contains warnings related to infusion reactions, including fatal infusion reactions. We believe that the attenuated CDC activity of TRU-015 relative to rituximab (Rituxan®) may allow for safer infusion protocols. TRU-015 is a smaller molecule than rituximab (Rituxan®) and should diffuse more rapidly to disease sites. We believe that this characteristic of TRU-015 may allow it to show greater efficacy or more rapid onset of action in future studies.
      TRU-015 Planned Clinical Development. In September we commenced a randomized, double-blind, placebo-controlled Phase IIb clinical trial for the treatment of RA with endpoints including clinical response rates.

Systemic Lupus Erythematosus
      Background. SLE is our second major indication for TRU-015. Testing of TRU-015 for the treatment of SLE in the clinic has not yet begun. SLE is a debilitating, chronic inflammatory autoimmune disease characterized by the presence of auto-reactive antibodies. It can cause disease of skin, internal organs, and the nervous system. Some of the most common symptoms include extreme fatigue, painful or swollen joints, fever, skin rashes and kidney problems.
      SLE is a chronic condition with episodic periods of disease activity, known as flares, and periods of remission. Currently, there is no cure for SLE, and symptomatic treatment is used in an effort to prevent flares or treat them when they occur. We believe that B cell-depletion therapy is a promising approach towards a targeted therapy in SLE.
      Potential Market. According to Datamonitor, SLE is estimated to affect 236,000 people in the United States. We believe there is a large unmet medical need in the SLE patient population in that SLE patients have a death rate three times higher than that of the general population notwithstanding that most patients are young and middle-aged individuals.
      Current Treatment. No protein therapeutics have been approved specifically for use in the treatment of SLE. Current drug therapies are predominantly palliative in nature and are targeted to the patient’s specific symptoms. Different medications are used to treat specific manifestations of SLE. Treatments include acetaminophen and/or NSAIDs, immunosuppressants such as methotrexate and cylcophosphamide, corticosteroids such as methylprednisolone and antimalarials such as hydroxychloroquine.

Commercialization Rights
      Our collaboration agreement with Wyeth includes a worldwide licensing and commercialization agreement for the development of TRU-015 and other therapies. We retain an option to co-promote with Wyeth, on customary terms to be agreed, CD20-targeted therapies in the United States for niche indications. See “Business — Our Strategic Collaboration with Wyeth.”

TRU-016 Program
      Our TRU-016 program is focused on the development of a novel CD37-targeted therapy for NHL and CLL, two types of B cell malignancies. We believe that a CD37-targeted therapy may provide patients with improved therapeutic options or benefits that may work alone or in conjunction with CD20-targeted immunopharmaceuticals. CD37 is a clinically validated target for the treatment of B cell malignancies and the product candidates in our TRU-016 program have been designed for a desired therapeutic label surrounding B cell depletion in these B cell malignancies. CD37 is found at high levels on B cells and at lower levels on a subpopulation of T cells and myeloid cells. Experiments suggest that CD37 plays an important role in B cell regulation. In addition, CD37 is known to be highly overexpressed in patients with CLL.

Non-Hodgkin’s Lymphoma and Chronic Lymphocytic Leukemia
      Patients with NHL refractory to chemotherapy have demonstrated partial responses as well as complete responses with an acceptable safety profile when taking a radiolabeled CD37-directed mAb. In our TRU-016 program we have assembled and are designing SMIP product candidates selected for in vivo efficacy in preclinical models. Efficacy has been demonstrated in tumored rodents for monotherapy with selected SMIP product candidates. In addition, as shown below, combination therapy with TRU-016 SMIP product candidates and CD20-directed therapy with rituximab (Rituxan®) has shown greater efficacy than either therapy alone.
      Background. B cells and T cells are the two major types of lymphocytes responsible for defending the body against infection. Lymphocytic malignancies arise when these cells multiply uncontrollably. NHL is a diverse group of lymphocytic malignancies, approximately 85 percent of which are B cell malignancies. CLL is a type of cancer affecting the blood and bone marrow. It is a slowly progressing disease and in most patients the abnormal proliferating lymphocytes are clonal B cells arrested in the differentiation pathway between pre-B cells and mature B cells.
      Potential Market. NHL is the fifth most common cancer, and according to the American Cancer Society, affects approximately 350,000 people in the United States, with approximately 56,000 new cases diagnosed each year. According to the National Cancer Institute, CLL is estimated to affect 70,000 people in the United States. Approximately 10,000 new cases of CLL are diagnosed each year according to the American Cancer Society. Rituximab (Rituxan®/ Mabthera®) was approved for the treatment of NHL in 1997. Total reported worldwide sales of Rituxan®/ Mabthera® were approximately $3.2 billion in 2005.
      Despite the success of biologics such as rituximab (Rituxan®/ Mabthera®), we believe there is an unmet medical need in the NHL and CLL patient community in that many patients do not respond to current treatments, and for those that do respond, nearly all become refractory. In addition, current biologics such as rituximab (Rituxan®/ Mabthera®) are administered in combination with a chemotherapy protocol which results in severe side effects. Our goal is to design and develop SMIP product candidates that target and deplete B cells through CD37 to provide patients with improved therapeutic options, including therapies that work in conjunction with chemotherapy or CD20-targeted therapies.
      Current Treatments. While available NHL and CLL therapies include chemotherapy, radiation therapy, surgery and bone and stem cell transplantation, biologics have become the standard of care to treat these cancers. Biologic therapies for NHL include interferon and mAbs such as rituximab (Rituxan®/ Mabthera®), tositumomab (BEXXAR®) and ibritumomab tiuxetan (Zevalin®). These mAbs all target CD20 on B cells, and tositumomab and ibritumomab tiuxetan are radiolabeled. Alemtuzumab (Campath®) is a CD52-targeted mAb indicated for CLL.
      Planned Clinical Development. We are currently analyzing our lead compounds to identify a development candidate and we intend to file an IND in the second half of 2007.

Other Product Candidates
      We have developed additional proprietary SMIP product candidates, some of which have advanced from design concept to in vitro testing in as few as six weeks. Based on our experience to date, we expect that new product candidates can move from product design to in vivo testing within nine months.
Our Strategic Collaboration with Wyeth
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 established pursuant to the agreement. In addition, we have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless earlier terminated, the collaboration agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of, the date that any such product shall no longer be subject to a valid claim of a United States or foreign patent or application or, generally, 10 years after the first commercial sale of any product licensed under the agreement.
      In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable up-front fee in January 2006 and will purchase directly from us in a private placement concurrent with this offering shares of our common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in this offering. Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. These future financial obligations include as well additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 that have been and are to be selected by Wyeth pursuant to the agreement. In addition, we will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007.
      Our relationship with Wyeth with respect to CD20 is mutually exclusive. This means that neither of us can pursue the development or commercialization of any protein therapeutic directed to CD20 outside of the collaboration. This exclusive arrangement will continue with respect to development activities related to such target until the earlier to occur of the first commercial sale in a major indication of a protein therapeutic directed to such target and developed under the collaboration or the termination of the agreement, if earlier, and with respect to commercialization activities until the earlier to occur of the five year anniversary of first commercial sale in a major indication of a protein therapeutic directed to such target and developed under the collaboration or the termination of the agreement, if earlier.
      Also as part of the agreement, we agreed to continue the clinical development of TRU-015 for RA through completion the Phase IIb study, which commenced in September 2006. Substantially all of the costs we incur in connection with these clinical trials will be reimbursed by Wyeth.
      Each of the other targets selected by Wyeth at the time we entered into the collaboration was identified by its GenBank accession number provided by the National Center for Biotechnology Information, or if no accession number existed, by its nucleotide and amino acid sequence, and saved to a secure computer server. Each drug target is potentially associated with various disease indications. Wyeth is required to release an agreed number of target candidates from the list by specified dates and may substitute a limited number of new target candidates for previously designated target candidates.
      We are free, by ourselves, or with third parties, to pursue development and commercialization of targets that were initially selected by us to remain outside of the collaboration. Prior to entering into any collaboration with a third party, or advancing any research and development activities beyond a preliminary assessment of the scientific, biochemical, clinical, market and intellectual property rationales supporting a potential product candidate, an employee in our legal department will electronically query the list to determine if at that time it includes the target candidate in which we or such third party collaborator are interested. If the identified target candidate is not on the Wyeth list at the time of our query, we are free, by ourselves, or with third parties, to pursue development and commercialization of such target. In addition, if the identified target candidate is on the list, we may, during the first 18 months of the collaboration agreement, and thereafter without limitation, “put” to Wyeth up to two such target candidates. Upon any such “put”, Wyeth must, during the first year of the collaboration, and after the first year of such collaboration, act within 90 and 30 days, respectively, of each such “put” to designate such target candidate as a Wyeth target within the collaboration. If Wyeth acts to so designate a target, it will have exclusive worldwide development and commercialization rights related to such target. If it fails to make any such designation, we are thereafter free to pursue the development and commercialization of product candidates to that target either by ourselves or in collaboration with others. In addition, upon termination of the research program established under the collaboration agreement, Wyeth will have no further rights under such agreement with respect to target candidates initially listed by it and that have not, at such time, been designated by it as subject to the agreement.
      With respect to control over decisions and responsibilities, the collaboration agreement provides for a research committee and a development committee, consisting of representatives of Wyeth and us. Ultimate decision-making authority as to most matters within the collaboration, however, is vested in Wyeth. At any time after December 22, 2007, Wyeth may terminate the collaboration in whole or in part without cause by giving us 90 days written notice. Wyeth also has the right to terminate the agreement on a target by target basis, upon 60 days written notice, if any safety or regulatory issue arises that would have a material adverse effect on Wyeth’s ability to develop, manufacture or commercialize the product candidate directed at that target. Either party may terminate the collaboration in the event of an uncured material breach of the other party.
      Upon a change of control of either party, the agreement would remain in effect, subject to the right of the party not undergoing the change in control to terminate specified provisions of the agreement.
Our Business Strategy
      Our objective is to leverage the skills of our management team to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. Our management, scientific and clinical team has an established record of successful development and commercialization of large market pharmaceuticals. Our business model is designed to reduce clinical development risks by developing product candidates directed to specific antigen targets on a cell’s surface that have been clinically validated as important in disease management either by existing products or by potential products in late-stage clinical trials. As a result, we expect to invest in the clinical development of differentiated product candidates that have demonstrated superior safety and efficacy to existing products in animal models that we believe correlate to human clinical experience. Finally, our SMIP custom drug assembly technology produces product candidates efficiently both in terms of time and capital, which we believe will permit us to create a large pipeline of product candidates with reduced clinical development risks. In connection with this, the key elements of our strategy are to:

•	Customize our SMIP Product Candidates to Improve upon Currently Marketed and Development Stage Therapeutics in Large Market Indications. We currently develop product candidates that act against biologic targets that have been clinically validated either by existing products or by potential products in late-stage clinical trials. Because we are able to customize our SMIP product candidates for specific binding, biological activity, and in vivo half-life, and as a result of their smaller size, we believe we can improve upon currently marketed and development stage therapeutics.

•	Selectively Partner our SMIP Product Candidates. We intend to selectively partner the development and commercialization of product candidates that require a significant capital investment or specialized expertise. For example, we believe that our collaboration with Wyeth will accelerate the clinical development of TRU-015 across multiple autoimmune diseases and cancer types, as well as the development of other product candidates directed to targets included within our collaboration.

•	Further Develop our own Pipeline of SMIP Product Candidates. We intend to internally develop product candidates from our pipeline that fit within our therapeutic areas of expertise and which we believe we can develop and commercialize successfully on our own.

•	Maintain and Expand our Proprietary Technology and Intellectual Property Position. We have 22 U.S. and 52 foreign pending patent applications surrounding certain composition of matter and selected methods of use for this novel class of compounds.

Competition
      The pharmaceutical and biotechnology industries are intensely competitive, and any product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that we are targeting. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market,

•	attract and retain qualified scientific, product development and commercial personnel,

•	obtain patent and/or other proprietary protection for our product candidates and technologies,

•	obtain required regulatory approvals, and

•	successfully collaborate with pharmaceutical companies in the design, development and commercialization of new products.
      We expect to compete on, among other things, product efficacy and safety, time to market, price, extent of adverse side effects and the basis of and convenience of treatment procedures. In order to compete successfully, we will need to identify, secure the rights to and develop products and exploit these products commercially before others are able to develop competitive products. In addition, our ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.
      We believe that our product development programs will be subject to significant competition from companies utilizing alternative technologies. In addition, as the principles of our SMIP product candidates become more widely known and appreciated based on patent and scientific publications and regulatory filings, we expect the field to become highly competitive. Pharmaceutical companies, biotechnology companies and academic and research institutions may succeed in developing products based upon the principles underlying our proprietary technologies earlier than us, obtaining approvals for such products from the FDA more rapidly than us or developing products that are safer, more effective and/or more cost effective than those under development or proposed to be developed by us.
      Our research and development efforts are at an early stage. Our objective is to discover, develop and commercialize new protein therapeutics with superior efficacy, convenience, tolerability and safety. To the extent that we are able to develop therapeutics, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any therapeutics that we commercialize with our collaborative partners or on our own will compete with existing, market-leading products.
      TRU-015 Product. If approved for the treatment of RA, we anticipate that TRU-015 would compete with other marketed protein therapeutics for the treatment of RA including Rituxan® (Genentech, Biogen Idec and Roche), which, before its approval for RA, generated $3.2 billion in worldwide sales in 2005; the recently approved Orencia® (BMS); Enbrel® (Amgen and Wyeth), which generated $3.7 billion in worldwide sales in 2005; Remicade® (JNJ and Shering-Plough), which generated $2.5 billion in worldwide sales in 2005; and HUMIRA® (Abbott), which generated $1.4 billion in worldwide sales in 2005. Other CD20-directed therapies under development that could potentially be used in the treatment of RA, including PRO70769 (Genentech and Biogen Idec), HuMax®-CD20 (GenMab) and IMMU-106 (Immunomedics). Additional protein therapeutics under development that could potentially compete with TRU-015 include Actemra® (Chugai and Roche) and CIMZIAtm(UCB).
      TRU-016 Program. If approved for the treatment of NHL or CLL, we anticipate that product candidates currently in our TRU-016 program would compete with other B cell depleting therapies. While we are not aware of any CD37-directed therapeutics in development or on the market, other biologic therapies are marketed for the treatment of NHL or CLL or both, such as Rituxan®/ Mabthera® (Genentech, Biogen Idec and Roche), Zevalin® (Biogen Idec and Schering AG), BEXXAR® (GSK) and Campath® (Genzyme and Schering AG). Additional protein therapeutics under development that could potentially compete with product candidates in our TRU-016 program for the treatment of NHL or CLL or both include HuMax®-CD20 (GenMab), HGS-ETR1 (HGSI and GSK), epratuzumab (Immunomedics), IDEC-152 (Biogen Idec), SGN-40 (Seattle Genetics) and CHIR-12.12 (Chiron).
Intellectual Property
      Because of the length of time and expense associated with bringing new products through development and the governmental approval process, pharmaceutical and biotechnology companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes.
      We intend to seek patent protection for appropriate proprietary technologies by filing patent applications when possible in the United States and selected other countries. Our policy is to seek patent protection for the inventions that we consider important to the development of our business. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions to enhance our intellectual property position in the areas that are important to the development of our business. We have applied, and are applying, for patents directed to our SMIP technology and product candidates and aspects of our technology both in the United States and, when appropriate, in other countries. We currently have two issued patents, one in the U.S. and one in China. In addition, we have 22 U.S. and 52 foreign pending patent applications.
      However, even if we are granted patents by government authorities or obtain them through licensing, there can be no assurance that our patents will provide significant protection, competitive advantage or commercial benefit. The validity and enforceability of patents issued to pharmaceutical and biotechnology companies has proven highly uncertain. For example, legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition, and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. In addition, we cannot assure you as to the degree and range of protections any of our patents, if issued, may afford us or whether patents will be issued. For example, patents which may issue to us may be subjected to further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Further, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot assure you that we were the first creator of inventions covered by our pending patent applications, or that we were the first to file patent applications for these inventions.
      Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or have received patents in our areas of product development. Many of these entities’ applications, patents and other intellectual property rights could prevent us from obtaining patents or could call into question the validity of any of our patents, if issued, or could otherwise adversely affect the ability to develop, manufacture or commercialize product candidates. In addition, certain parts of our SMIP product technology, including the current expression system responsible for the production of the recombinant proteins used in our product candidates and including certain nucleic acids, originated from third party sources. These third party sources include academic, government and other research laboratories, as well as the public domain. If use of technology incorporated into or used to produce our product candidates is challenged, or if a conflicting patent issued to others is upheld in the courts or if a conflicting patent application filed by others is issued as a patent and is upheld, we may be unable to market one or more of our product candidates, or we may be required to obtain a license to market those product candidates. To contend with these possibilities, we may have to enter into license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of our product candidates. In addition, we are routinely in discussions with academic and commercial entities that hold patents on technology or processes that we may find necessary in order to engage in some of our activities. However, we cannot assure you that these licenses, or any others that we may be required to obtain to market our product candidates, will be available on commercially reasonable terms, if at all, or that we will be able to develop alternative technologies if we cannot obtain required licenses.
      To protect our rights to any of our patents, if issued, and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. Although we believe that we would have valid defenses to allegations that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. Even if some of these activities were found to infringe a third party’s patent rights, we may be found to be exempt from infringement under 35 U.S.C. § 271(e) to the extent that these are found to be pre-commercialization activities related to our seeking regulatory approval for a product candidate. However, the scope of protection under 35 U.S.C. § 271(e) is uncertain and we cannot assure you that any defense under 35 U.S.C. § 271(e) would be successful. Further, the defense under 35 U.S.C. § 271(e) is only available for pre-commercialization activities, and could not be used as a defense for sale and marketing of any of our product candidates. There has been, and we believe that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights.
      Nevertheless, third parties could bring legal actions against us claiming we infringe their patents or proprietary rights, and seek monetary damages and/or to enjoin clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any litigation, it could consume a substantial portion of our resources, and cause a significant diversion of effort by our technical and management personnel regardless of the outcome of the litigation. If any of these actions were successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on our business, financial condition and results of operations. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.
      While we pursue patent protection and enforcement of our product candidates and aspects of our technologies when appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, suppliers and collaborators. Our employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of Trubion and providing that any invention conceived by an employee within the scope of his or her employment duties is our exclusive property. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. We cannot, however, assure you that these protective arrangements will be honored by third parties, including employees, suppliers and collaborators, or that these arrangements will effectively protect our rights relating to unpatented proprietary information, trade secrets and know-how. In addition, we cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information and technologies.
      We are aware of intellectual property, including European patent No. EP-B-1176981, in which Genentech has an ownership interest with claims directed to the second medical use of an anti-CD20 antibody for treatment of RA. On August 8, 2006 we filed an opposition to this patent raising objections as to its validity. A copy of our opposition filing has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      We cannot provide any assurance that we will be successful in opposing the grant of Genentech’s patent. Other parties also had the right to oppose the grant of the Genentech patent and to file the grounds of their opposition prior to August 30, 2006 with the European patent office and request that the patent office re-examine the validity of the patent. Subsequent to the submission of our opposition, other parties filed oppositions to the Genentech patent prior to August 30, 2006, including MedImmune, Inc., Genmab A/S, Centocor, Inc., Glaxo Group Limited, Serono S.A and Wyeth. We believe these additional opposition filings will not have a negative effect on our opposition. Final resolution of the opposition proceedings will likely take a number of years. In the meantime, the existence of opposition proceedings does not preclude Genentech from attempting to enforce its patent against third parties, including us and Wyeth.
      If the Genentech patent is not held invalid or limited in scope, and if our activities are determined to be covered by the patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all. As a consequence, we and Wyeth could be prevented from manufacturing and marketing TRU-015 for the treatment of RA in the designated and extended states of the European Patent Convention where the patent is validated which could have a material and adverse effect on our business, financial condition and results of operations. The Genentech European patent claims the benefit of priority to two U.S. provisional patent applications that are unpublished and the status of which will remain confidential unless or until a U.S. patent or patent application claiming priority to the provisional patent applications publishes. In the event any such corresponding U.S. patent issues, and if our activities are determined to be covered by such a patent, we cannot provide any assurance that Genentech would be willing to grant us or Wyeth a license on terms we or they would consider commercially reasonable, if at all, which could have a material adverse effect on our business, financial condition, results of operations and our collaboration with Wyeth.

Manufacturing
      We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We currently rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our product candidates and for all of our commercial needs. We do not have long-term agreements with any of these third parties. Our product candidates are currently manufactured in mammalian cell expression systems from readily available starting materials. However, the methods of commercial manufacturing of our existing product candidates or any of our future product candidates have not yet been finalized. In collaboration with Wyeth, we are optimizing and developing the methods of commercial manufacturing of TRU-015, including the starting materials, mammalian cell expression systems, growth conditions and methods of purification. To the extent that TRU-015 or our other existing product candidates advance through clinical trials, and to the extent we bring our future product candidates into clinical trials and partner the development and commercialization of those product candidates, our existing and prospective partners and we will be required to assess the manufacturing of the product candidates for preclinical and clinical requirements as well as for commercial production. We may need to obtain one or more licenses to intellectual property rights held by third parties in order to manufacture each of our product candidates. While such licenses may be available, they may not be available on terms that are commercially acceptable to our existing or prospective partners or us. Should such licenses prove unavailable, we or our existing or prospective partners may choose to modify our manufacturing processes to use alternative manufacturing methods. Such modifications may result in greater expenditures of capital by us or our partners, delay commercialization, or prevent us or our partners from successfully commercializing our product candidates.
      We have entered into agreements with Lonza Biologics for certain license rights related to its manufacturing technology, research and development services, and for the manufacture of our lead product candidate, TRU-015. The term of our agreement with Lonza for the production of TRU-015 for clinical trials and commercial use ends on December 31, 2010 unless we mutually agree to extend the term. In addition, Lonza may terminate the agreement if we do not file a biologics license application, or BLA, with the FDA for TRU-015, if our BLA is rejected by the FDA, or if we withdraw our BLA after it is accepted by the FDA. We may also terminate the agreement for convenience, if we are enjoined by judicial action from taking further steps to manufacture TRU-015 or if Lonza ceases to own or lawfully control any facility that is required to manufacture TRU-015. Either party may terminate the agreement if the other party breaches the agreement, is unable to perform as a result of circumstances out of its control, becomes insolvent, is the subject of bankruptcy proceedings or has a receiver appointed for its property. We have reserved future manufacturing capacity from Lonza under pre-specified terms and conditions. If our agreement with Lonza is terminated, we may incur cancellation fees. On August 22, 2006, in connection with the anticipated transition of manufacturing responsibilities for TRU-015 to Wyeth, we cancelled an order for TRU-015 under our supply agreement with Lonza. Although the amount of cancellation fee, if any, has not yet been determined, to the extent we are liable for any such fee, Wyeth has agreed to reimburse us for all such amounts. As of June 30, 2006, we had committed to purchase $16.1 million of manufacturing services from Lonza in 2006 and 2007. These commitments were based on our anticipated preclinical and clinical requirements. The term of our agreement with Lonza for certain other development and manufacturing services ends when the services to be performed under the agreement are completed. We may also terminate the agreement for convenience and either party may terminate the agreement if the other party breaches the agreement, is unable to perform under the agreement, becomes insolvent, is the subject of bankruptcy proceedings or has a receiver appointed for its property. If this agreement with Lonza is terminated, we may incur cancellation fees.
      We rely and expect to continue to rely on a number of contract manufacturers to produce sufficient quantities of our product candidates for use in preclinical research. We also depend on these contract manufacturers to manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for use in clinical trials. We will ultimately depend on contract manufacturers for the manufacture of our products for commercial sale, as well as for process development. Contract manufacturers are subject to extensive governmental regulation. We have multiple potential sources for the manufacturing of

TRU-015, including Wyeth. Wyeth has significant process development capabilities and extensive commercial scale production capabilities at numerous facilities worldwide.
Government Regulation
      Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of immunopharmaceutical products such as those we are developing.

United States Government Regulation
      In the United States, the information that must be submitted to the U.S. Food and Drug Administration, or FDA, in order to obtain approval to market a new drug varies depending on whether the drug is a new product whose safety and effectiveness has not previously been demonstrated in humans or a drug whose active ingredient(s) and certain other properties are the same as those of a previously approved drug. A new drug will follow the New Drug Application, or NDA, route for approval, a new biologic will follow the Biologics License Application, or BLA, route for approval, and a drug that claims to be the same as an already approved drug may be able to follow the abbreviated new drug application, or ANDA, route for approval.

NDA and BLA Approval Process
      In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.
      The steps required before a drug or biologic may be marketed in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations,

•	submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin,

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication,

•	submission to the FDA of a NDA or BLA,

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, and

•	FDA review and approval of the NDA or BLA.
      Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in the FDA allowing clinical trials to commence.

      Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each clinical protocol must be submitted to the FDA as part of the IND.
      Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board at each site where the trial will be conducted before it can begin at that site. Phase I clinical trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its effectiveness.
      Phase II clinical trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage,

•	identify possible adverse effects and safety risks, and

•	evaluate preliminarily the efficacy of the drug for specific indications.
      Phase III clinical trials usually further evaluate clinical efficacy and further test for safety in an expanded patient population. Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. The FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
      Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the chemistry, manufacture and control criteria of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and whether the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. In connection with the submission of an NDA, an applicant may seek a special protocol assessment, which is an agreement between an applicant and the FDA on the design and size of clinical trials that is intended to form the basis of an NDA.
      Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
      The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of our product candidates. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Priority Review
      The FDA has established priority and standard review classifications for original NDAs and efficacy supplements. Priority review applies to the time frame for FDA review of completed marketing applications and is separate from and independent of orphan drug status and the FDA’s Fast Track and accelerated approval mechanisms. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing NDAs upon receipt and throughout the FDA application review process.

      Priority designation applies to new drugs that have the potential for providing significant improvement compared to marketed products in the treatment or prevention of a disease. Hence, even if an NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy. In addition, priority review does not guarantee that a product candidate will receive regulatory approval.

Post-Approval Requirements
      After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA or BLA, the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy.
      In addition, holders of an approved NDA or BLA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
      We use, and in at least the near-term will continue to use, third-party manufacturers to produce our product candidates in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.
Foreign Regulation
      In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of a product candidate by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product candidate in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.
      Under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.
Reimbursement
      Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

      The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of our products. The MMA also introduced a new reimbursement methodology, part of which went into effect in 2004. At this point, it is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.
      In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.
      We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.
Employees
      As of September 30, 2006, we had 72 full time employees, 18 of whom held Ph.D. or M.D. degrees and 52 of whom were engaged in full time research and development activities. We plan to continue to expand our product candidates and development programs and hire additional staff to facilitate this growth. We continue to search for qualified individuals with interdisciplinary training to address the various aspects and applications of our product candidate development programs and our technology. None of our employees is represented by a labor union and we consider our employee relations to be good.
Facilities
      In June 2003, we entered into a lease agreement for 31,507 square feet of office and laboratory facilities in Seattle, Washington. On February 10, 2006, we amended the lease agreement to add an additional 15,892 square feet in the same building. The lease expires in April 2013, subject to our two options to extend the term for up to 10 years. On March 16, 2006, we entered into a sublease for an additional 3,067 square feet in the same building, which sublease expires on December 31, 2006. The annual lease payments for these facilities are approximately $1.3 million. We believe that the facilities we currently lease are sufficient for our current anticipated future needs.
Legal Proceedings
      In November 2005, Merck KGaA filed a proceeding with the Office of Harmonisation of the Internal Market opposing our European registration of the trademark TRUBION and seeking to place certain restrictions on the identification of goods and channels of trade description in our European trademark registration. Merck claims rights resulting from its prior trademark registration of TRIBION HARMONIS. We filed a response to the opposition and have commenced negotiations with Merck regarding the matter. We intend to pursue the opposition vigorously if negotiations are unsuccessful.

MANAGEMENT
Executive Officers, Key Employees and Directors
      The following table provides information regarding our current executive officers, key employees and directors:

Name	Age	Position(s)

Executive Officers:
Peter A. Thompson, M.D., FACP	47	President, Chief Executive Officer and Chairman of the Board of Directors
Michelle G. Burris	41	Senior Vice President and Chief Financial Officer
Key Employees:
Daniel J. Burge, M.D.	45	Senior Vice President and Chief Medical Officer
Leander F. Lauffer, Ph.D.	53	Senior Vice President of Business Development & Corporate Strategy
Jeffrey A. Ledbetter, Ph.D.	56	Chief Scientific Officer
Kendall M. Mohler, Ph.D.	50	Senior Vice President of Research & Development
Judith A. Woods, Ph.D.	54	Senior Vice President of Legal Affairs and Chief Patent Counsel
Directors:
Lee R. Brettman, M.D., FACP(1)	59	Director
Steven Gillis, Ph.D.(2)(3)	53	Director
Patrick J. Heron(2)	36	Director
Anders D. Hove, M.D.(1)	40	Director
David A. Mann(1)	47	Director
Samuel R. Saks, M.D.(1)(3)	51	Director
David Schnell, M.D.(2)(3)	46	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee
     Peter A. Thompson, M.D., FACP, is one of our founders and has served as our president and chief executive officer since May 2002, as our treasurer since December 2002, as a member of our board of directors since February 2002, and as the chairman of our board of directors since March 2006. From 2003 to 2006, Dr. Thompson served as a venture partner at ATP Capital, a venture capital firm. Previously, Dr. Thompson served as chief executive officer and chairman of the board of directors of iMetrikus, a healthcare technology company, which he co-founded. Prior to iMetrikus, Dr. Thompson served as vice president and general manager of Chiron Informatics, and prior to Chiron, he served as vice president, research and technology development at Becton Dickinson Immunocytometry Systems. Dr. Thompson is a board certified medical oncologist and internist who received an M.D. and a Sc.B. from Brown University.
      Michelle G. Burris has served as our senior vice president and chief financial officer since February 2006. From August 2005 to January 2006, Ms. Burris served as senior vice president and chief financial officer of Dendreon Corporation. From 1995 to 2005, Ms. Burris was an employee of Corixa Corporation, where she last served as senior vice president and chief financial officer. Ms. Burris is a member of the board of directors of Sonus Pharmaceuticals, which she joined in 2004. Ms. Burris received an MBA and a Post Graduate Certificate in accounting from Seattle University and a B.S. from George Mason University.

      Daniel J. Burge, M.D., has served as our chief medical officer since January 2006 and as a senior vice president since March 2004. From 2002 to 2003, he served as vice president of clinical research and development at Amgen. From 2000 to 2003, Dr. Burge served as vice president of clinical research and development at Immunex Corporation. Dr. Burge received an M.D. from Thomas Jefferson University and a B.A. from Taylor University.
      Leander F. Lauffer, Ph.D., has served as our senior vice president of business development and corporate strategy since February 2005. From 1997 to 2004, Dr. Lauffer served as vice president of business development at Chiron Corporation. Dr. Lauffer received a Ph.D. from Free University, Berlin and a M.S. from Konstanz University.
      Jeffrey A. Ledbetter, Ph.D., is one of our founders and has served as our chief scientific officer since September 2001. From September 2001 to May 2002, Dr. Ledbetter served as our president and chief executive officer; from September 2001 to December 2002 he served as our secretary; and from September 2001 to July 2004 he served as a member of our board of directors. From 1999 to 2002, Dr. Ledbetter served as a principal investigator at the Pacific Northwest Research Institute. Dr. Ledbetter received a Ph.D. from the University of Wisconsin and a B.A. from Carleton College.
      Kendall M. Mohler, Ph.D., is one of our founders and has served as our senior vice president of research and development since November 2002. From November 2002 to July 2004, he served as a member of our board of directors. From 2001 to 2002, Dr. Mohler served as vice president of biological sciences at Immunex Corporation. Dr. Mohler received a Ph.D. from the University of Texas Health Science Center and a B.S. from the University of Kansas.
      Judith A. Woods, Ph.D., has served as our senior vice president of legal affairs and chief patent counsel since September 2004. From 2002 to 2004, Dr. Woods served as associate general counsel of intellectual property at Abgenix Incorporated. From 1992 to 2001, Dr. Woods served as chief patent counsel at ICOS Corporation. Dr. Woods received a J.D. from George Mason University, a Ph.D. from the Medical College of Virginia and a B.S. from Virginia Commonwealth University.
      Lee R. Brettman, M.D., FACP, has served as a member of our board of directors since November 2002. Dr. Brettman is the president and chief executive officer of Dynogen Pharmaceuticals, a company which he founded in 2002. From 2001 to 2002, Dr. Brettman was an entrepreneur in residence at Oxford Bioscience Partners, a venture capital firm. From 1995 to 1999, he was chief medical officer and senior vice president of medical and regulatory affairs at Leukosite, Inc. and then held the same positions from 1999 to 2001 at Millennium Pharmaceuticals, Inc., both biopharmaceutical companies. Dr. Brettman received an M.D. from the Baylor College of Medicine and two bachelors degrees from the Massachusetts Institute of Technology.
      Steven Gillis, Ph.D., has served as a member of our board of directors since January 2006. Since 2005, Dr. Gillis has been a venture partner at ARCH Venture Partners, a venture capital firm. From 1994 to 2005, Dr. Gillis served as chief executive officer and chairman of the board of directors of Corixa Corporation, which he co-founded in October 1994. Previously, Dr. Gillis served as head of research and development, chief executive officer and chairman of the board of directors of Immunex Corporation, which he co-founded. Dr. Gillis serves as a director of Migenix, Inc. Dr. Gillis received a Ph.D. from Dartmouth College and a B.A. from Williams College.
      Patrick J. Heron has served as a member of our board of directors since November 2002. Mr. Heron is a general partner with Frazier Healthcare Ventures, a venture capital firm, which he joined in 1999. Mr. Heron received a B.A. from the University of North Carolina at Chapel Hill and received an MBA from Harvard Business School.
      Anders D. Hove, M.D., has served as a member of our board of directors since July 2004. Dr. Hove is a general partner of Venrock Associates, a venture capital firm, which he joined in 2004. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he served as chief executive officer of Bellevue Asset Management, an investment company. Dr. Hove is a member of the boards of directors of a number of privately-held companies. He received a M.Sc. from the Technical University of Denmark, an M.D. from the University of Copenhagen and an MBA from INSEAD.

      David A. Mann has served as a member of our board of directors since April 2006. From 1999 to 2002, Mr. Mann served as the chief financial officer at Immunex Corporation. Since his retirement from Immunex in 2002, Mr. Mann has served on the boards of trustees for the Western Washington University Foundation and the Fred Hutchinson Cancer Research Center. Mr. Mann received an MBA from the University of Washington, and a B.A. from Western Washington University.
      Samuel R. Saks, M.D., has served as a member of our board of directors since September 2005. Since 2003, Dr. Saks has been the chief executive officer of Jazz Pharmaceuticals, which he also founded. From 2001 to 2003, he served as the company group chairman of ALZA Corporation and a member of the Johnson & Johnson Pharmaceutical Operating Committee. Dr. Saks received a B.S. from the University of Illinois at Champaign and an M.D. from the University of Illinois Medical Center.
      David Schnell, M.D., has served as a member of our board of directors since July 2004. Dr. Schnell is a managing director at Prospect Venture Partners, a venture capital fund, which he co-founded in 1997. Dr. Schnell is a member of the boards of directors of a number of privately-held companies. Dr. Schnell received an M.D. from Harvard Medical School, an M.A. from Stanford University School of Medicine and a B.S. from Stanford University.
Appointment of Officers
      Our officers are appointed by our board of directors and serve at the discretion of our board of directors.
Board of Directors
      Our board of directors currently consists of eight members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized.
      As of the completion of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms as follows:

•	Class I will consist of Dr. Gillis and Mr. Heron, whose terms expire at the annual meeting of stockholders to be held in 2007,

•	Class II will consist of Drs. Saks and Schnell and Mr. Mann, whose terms expire at the annual meeting of stockholders to be held in 2008, and

•	Class III will consist of Drs. Brettman, Hove and Thompson, whose terms expire at the annual meeting of stockholders to be held in 2009.
      Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. After the completion of this offering, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution duly adopted by at least a majority of our entire board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Accordingly, this classification of our board of directors may have the effect of delaying or preventing changes in control of management.
      Pursuant to a voting agreement originally entered into in November 2002 and amended in July 2004 by and among us and certain of our stockholders, Mr. Heron and Drs. Brettman, Hove, Schnell and Thompson were each elected to serve as members on our board of directors, and, as of the date of this prospectus, continue to so serve. Pursuant to the voting agreement, Dr. Thompson, our president and chief executive officer, was designated as a representative of the holders of our common stock. Robert T. Nelsen and Drs. Brettman, Hove and Schnell and Mr. Heron were initially selected as representatives of our Series A and Series B preferred stock, as designated by ARCH Venture Partners, Oxford Bioscience Partners, Venrock Associates IV, L.P., Prospect Venture Partners II, L.P. and Frazier Healthcare IV, respectively. In January 2006, Mr. Nelsen resigned from our board of directors and Dr. Gillis was elected as ARCH Venture Partners’ representative. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.
      There are no family relationships among any of our directors or executive officers.
Committees of the Board of Directors
      Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering.

Audit Committee
      Drs. Brettman, Hove and Saks and Mr. Mann, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Mann is the chairman of our audit committee. Our board has determined that Dr. Saks and Mr. Mann each meet current SEC and NASDAQ requirements for independence. Our board of directors has also determined that Mr. Mann is an “audit committee financial expert” as defined in SEC rules. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors,

•	evaluating the qualifications, performance and independence of our independent auditors,

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters,

•	reviewing the adequacy and effectiveness of our internal control policies and procedures,

•	acting as our qualified legal compliance committee, and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.
      Under NASDAQ corporate governance standards, no later than the first anniversary of the completion of this offering, each member of our audit committee must be an independent director. We intend to replace or remove Drs. Hove and Brettman as members of our audit committee prior to the first anniversary of the completion of this offering if necessary to comply with this requirement.

Compensation Committee
      Dr. Gillis, Mr. Heron and Dr. Schnell, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Heron is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets current SEC and NASDAQ requirements for independence. The compensation committee is responsible for, among other things:

•	reviewing and recommending to our board of directors for our chief executive officer and other executive officers: annual base salary, annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions and any other benefits, compensation or arrangements,

•	evaluating and recommending to our board of directors compensation plans, policies and programs for our chief executive officer and other executive officers,

•	administering our equity incentive plans, and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee
      Drs. Gillis, Saks and Schnell, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets current SEC and NASDAQ requirements for independence. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending to the board of directors nominees for each annual meeting of stockholders,

•	developing and recommending to our board of directors governance principles applicable to us,

•	overseeing the evaluation of our board of directors and management, and

•	recommending to our board of directors members for each board committee.
Director Compensation
      In 2005, we granted an option to purchase 19,135 shares of common stock at an exercise price of $0.32 per share to Dr. Saks. In 2006, we granted an option to purchase 19,135 shares of common stock at an exercise price of $6.53 to Dr. Gillis, an option to purchase 12,757 shares of common stock at an exercise price of $6.53 to Dr. Brettman and an option to purchase 19,135 shares of common stock at an exercise price of $8.35 to Mr. Mann. Each of the options granted to Drs. Saks, Gillis and Brettman has the following 4-year vesting schedule: 1/4th of the shares subject to the option vest on the date of grant and 1/48th of the remaining shares subject to option vest each month thereafter. The option granted to Mr. Mann has the following 4-year vesting schedule: 1/4th of the shares subject to the option vest on the one-year anniversary of the date of grant and 1/48th of the shares subject to the option vest each month thereafter.
      After the closing of this offering, each person who first becomes a director after such date will be granted an option to purchase 25,000 shares of common stock and each existing director will thereafter receive an annual option grant to purchase 5,000 shares of common stock. The initial grants will vest annually over a period of three years, and the annual grants will vest one year from the date of grant, in each case conditioned upon the director’s continued service as a director. In addition, effective upon closing of this offering, each of Mr. Heron and Drs. Hove and Schnell will receive an option to purchase 12,500 shares of common stock, which option will vest annually over three years from the date of grant. All such grants shall be made under the Company’s 2006 Equity Incentive Plan. Upon election or reelection to the Board, each director will also receive an annual cash retainer of $25,000 for serving on the board, and an additional cash retainer of $7,500 for serving as the chair of any of our audit, compensation and nominating and governance committees.
Director Consulting Agreement
      In 2003, we entered into a consulting agreement with Dr. Brettman, a member of our board of directors, pursuant to which Dr. Brettman provides, among other things, advisory services with respect to our clinical development planning, implementation and research and development prioritization. The consulting agreement may be terminated by either party upon 30 days written notice. In connection with the consulting agreement, Dr. Brettman purchased 15,947 shares of restricted common stock at the price of $0.31 per share in 2004. We have a repurchase right with respect to these shares exercisable upon the termination of our relationship with Dr. Brettman. The repurchase lapsed 25% on the date of the purchase and the remainder lapses over a 3-year period. We have not made any payments to Dr. Brettman under the consulting agreement.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation
      The following table provides information regarding the compensation of our chief executive officer and acting chief financial officer during the fiscal year ended December 31, 2005. Dr. Thompson was our sole executive officer in 2005.
Summary Compensation Table

Long-Term
Compensation
Awards

	Annual Compensation			Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Options	Compensation(2)

Peter A. Thompson, M.D., FACP	2005	$312,000	$50,000	92,159	$2,380
President and Chief Executive
Officer

(1)	The 2005 bonus amount was earned in 2004 based on 2004 company performance targets and paid in 2005.
(2)	The 2005 amount represents payment for life insurance and short- and long-term disability insurance.
     Michelle Burris, our senior vice president and chief financial officer joined us in February 2006. Pursuant to the terms of an offer letter with Ms. Burris, she receives an annual base salary of $300,000 and is eligible to receive an annual bonus of up to $100,000 based on the achievement of milestones to be established by our chief executive officer. Ms. Burris is an at-will employee.
Stock Option Grants in 2005
      The following table provides information regarding grants of stock options to our named executive officer during the fiscal year ended December 31, 2005. The percentage of total options set forth below is based on options to purchase an aggregate of 372,183 shares of our common stock granted to employees during the fiscal year ended December 31, 2005. All of these options were granted at the fair market value of our common stock, as determined by our board of directors on the date of grant, under our 2002 Stock Plan. See “Employee Benefit Plans—2002 Stock Plan” for a further description of certain terms relating to these options.
      The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on an assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus), and do not represent our estimate or projection of the future stock price. Potential realizable values are net of exercise price.

Stock Option Grants in 2005

						Potential
						Realizable Value
						at Assumed
			Percent of			Annual Rates of
	Number of		Total			Stock Price
	Securities		Options			Appreciation for
	Underlying		Granted to	Exercise		Option Terms
	Options		Employee	Price Per	Expiration
Name	Granted		in 2005	Share	Date	5%	10%

Peter A. Thompson, M.D., FACP	40,339	(1)	10.84%	$0.32	2/3/2015	$8,118	$20,573
	11,481	(2)	3.08%	$0.32	4/28/2015	$2,311	$5,855
	40,339	(3)	10.84%	$2.70	11/30/2015	$68,496	$173,583

(1)	1/4th of the shares subject to this option vest on July 13, 2005 and an additional 1/48th of the shares subject to this option vest each month thereafter.

(2)	1/12th of the shares subject to this option vest each month from the date of grant.

(3)	13,446 of the shares subject to this option vest on the date of grant and 1/48th of the shares subject to this option vest each month thereafter.
     In addition to the options listed in the table above, we granted an option to purchase 79,732 shares of our common stock at a purchase price of $6.53 per share to Michelle Burris, our senior vice president and chief financial officer, with the following 4-year vesting schedule: 1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date and 1/48th of the shares subject to option vest each month thereafter.
Option Exercises in 2005 and 2005 Fiscal Year-End Option Values
      The following table shows, for our sole named executive officer, the number of shares acquired and the value realized upon exercise of stock options during fiscal year 2005 and the exercisable and unexercisable options held at December 31, 2005. The “Value Realized” and the “Value of Unexercised In-the-Money Options at Fiscal Year-End” shown in the table represent an amount equal to the difference between the assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus) and the option exercise price, multiplied by, in the case of “Value Realized,” the number of shares acquired on exercise and, in the case of “Value of Unexercised In-the-Money Options at Fiscal Year-End,” the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money Options at
	Shares		Year-End		Fiscal Year-End($)
	Acquired on	Value
Name	Exercise	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter A. Thompson, M.D., FACP	230,112	$3,351,946	111,264	146,996	$1,511,730	$1,949,774
Employment Agreements and Change in Control Arrangements

Employment Agreement
      We have an employment agreement with Dr. Thompson, our president and chief executive officer. Pursuant to the terms of the agreement, Dr. Thompson is an at-will employee with an annual base salary of $345,000 and is eligible to receive an annual incentive bonus of up to $180,000 if certain milestones established at the discretion of our board of directors or the compensation committee are met. Pursuant to the agreement, if we terminate Dr. Thompson’s employment without cause, materially and adversely change his position, materially reduce his base salary or benefits or materially breach the agreement, or if we require Dr. Thompson to relocate more than 40 miles from our current location in Seattle and he refuses, Dr. Thompson will be entitled to receive a lump sum payment of severance pay equal to 25% of his base salary, additional severance payments for the next twelve months equal to 75% of his base salary and additional employee benefits for up to twelve months.

Consulting Agreement with Director
      We have entered into a consulting arrangement with Dr. Brettman, a member of our board of directors. See “Management—Director Consulting Agreement.”

Change in Control Arrangements
      Our 2002 Stock Plan, 2002 Equity Incentive Plan and 2006 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following our change in control. See “Employee Benefit Plans.”
Employee Benefit Plans

2002 Stock Plan
      Our board of directors adopted our 2002 Stock Plan in December 2002, and our stockholders approved the 2002 Stock Plan in February 2003. Our board of directors will not grant any additional awards under the 2002 Stock Plan following the effective date of this offering. However, the 2002 Stock Plan will continue to govern the terms and conditions of the outstanding options previously granted thereunder.
      The 2002 Stock Plan provides for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants, and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our employees. Our board of directors administers the 2002 Stock Plan and has the authority to determine the terms and conditions of the options granted thereunder.
      A total of 2,123,853 shares of our common stock are authorized for issuance under the 2002 Stock Plan. As of June 30, 2006, options to purchase 1,469,600 shares of our common stock were issued and outstanding, and a total of 525,489 shares of our common stock had been issued upon the exercise of options granted under the 2002 Stock Plan that had not been repurchased by us.
      Our 2002 Stock Plan provides that in the event of our merger with or into another corporation or our “change in control,” the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption, substitution or replacement of outstanding awards, such awards will become fully vested and exercisable immediately prior to the merger or change in control, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of the notice. The awards will terminate upon the expiration of the 15-day period.

2002 Equity Incentive Plan
      Our board of directors and our stockholders adopted our 2002 Equity Incentive Plan in September 2002. Our board of directors will not grant any additional awards under the 2002 Equity Incentive Plan following the effective date of this offering. However, the 2002 Equity Incentive Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.
      Our 2002 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses and restricted stock to our employees, directors and consultants. Our board of directors or a committee of our board of directors administers our 2002 Equity Incentive Plan and has the authority to determine the terms and conditions of the awards granted thereunder.
      A total of 96,316 shares of our common stock are authorized for issuance under the 2002 Equity Incentive Plan. As of June 30, 2006, options to purchase 91,532 shares of our common stock were issued and outstanding, and a total of 4,784 shares of our common stock had been issued upon the exercise of options granted under the 2002 Equity Incentive Plan that had not been repurchased by us.

      Our 2002 Equity Incentive Plan provides that our board of directors may set forth in each option agreement the terms and conditions to apply in the event of a “corporate transaction.” If not established in the option agreement and if the option holder has been continuously employed for at least one year, the number of shares that would have been exercisable one year from the “corporate transaction” will become vested, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 30 days from the date of the notice. The awards will terminate upon the expiration of the 30-day period. Upon consummation of the “corporate transaction,” all options granted under the 2002 Equity Incentive Plan terminate.

2006 Equity Incentive Plan
      The 2006 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.
      Share Reserve. A total of 437,500 shares of our common stock are authorized for issuance under the 2006 Equity Incentive Plan plus (a) the number of shares which have been reserved but not issued under the 2002 Stock Plan and the 2002 Equity Incentive Plan as of the effective date of this offering, which as of September 30, 2006 was 121,022 shares, and (b) any shares returned to the 2002 Stock Plan and the 2002 Equity Incentive Plan as a result of termination of options or repurchase of shares issued under such plans.
      In addition, on the first day of each fiscal year beginning in 2007, the number of shares available for issuance may be increased by an amount equal to the lesser of:

•	1,500,000 shares,

•	5% of the outstanding shares of our common stock on the first day of the fiscal year, and

•	such other amount as our board of directors may determine.
      Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2006 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.
      Eligibility, Term and Administration of Awards. Our board of directors or a committee of our board administers our 2006 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise.
      Stock Options. Incentive stock options and nonstatutory stock options may be granted under our 2006 Equity Incentive Plan. The administrator determines the exercise price of options granted under our 2006 Equity Incentive Plan, but the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.
      Upon termination of a participant’s service with us or with a subsidiary of us, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases and if not otherwise stated in the option agreement, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

      Restricted Stock. Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any participant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
      Restricted Stock Units. Restricted stock units may be granted under our 2006 Equity Incentive Plan. An award of restricted stock units provides the participant the right to receive payment at the end of a vesting period based on the value of a share of our common stock at the time of vesting. Restricted stock units are subject to vesting requirements, restrictions and conditions to payment as the administrator determines is appropriate. Such vesting requirements may be based on the attainment of organizational or individual performance goals established by the administrator. Payments of earned restricted stock units may be made in cash, shares or a combination of cash and shares.
      Stock Appreciation Rights. Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.
      Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.
      Exchange Program. The administrator, in its sole discretion, may institute an exchange program under which (A) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, or for cash, or a combination of cash and such other awards, or (B) the exercise price of any outstanding award is reduced.
      Effect of a Change in Control. Our 2006 Equity Incentive Plan provides that in the event of our “change in control,” each outstanding award will be treated as the administrator determines, including that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the administrator, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of such stated notice period. With respect to awards made to a non-employee director that are assumed or substituted for, if on the date of or following such assumption or substitution, such non-employee director ceases to serve on our board of directors due to a reason other than upon his or her voluntary resignation, such awards will become fully vested and exercisable upon termination.
      Transferability. Unless otherwise determined by the administrator, our 2006 Equity Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime.
      Additional Provisions. Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

Retirement Plans
      401(k) Plan. We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the quarter on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us as well as a discretionary profit sharing component for eligible employees starting on the first day of the quarter on or following one year of service. The matching and profit sharing contributions vest over a five year period based on years of service under the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.
Limitation on Liability and Indemnification Matters
      Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

•	any transaction from which the director derived an improper personal benefit.
      Our certificate of incorporation provides that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain director and officer liability insurance.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The following is a description of transactions since January 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Management.”
Stock Issuances

Common Stock Issuances
      Since January 1, 2003, Dr. Thompson, our president and chief executive officer, has purchased 230,112 shares of our common stock at a price per share of $0.31 by exercising stock options granted under our 2002 Stock Plan, resulting in an aggregate purchase price of $72,150. In 2004, Dr. Brettman, a member of our board of directors, purchased 15,947 restricted shares of our common stock at a price of $0.31 per share under our 2002 Stock Plan, resulting in an aggregate purchase price of $5,000.

Preferred Stock Issuances
      In July 2004 and February 2005, we completed the sale of an aggregate of 7,443,572 shares of Series B preferred stock at a per share price of $4.39, resulting in an aggregate purchase price of $32.7 million.
      The following table summarizes the shares of our common stock and preferred stock purchased by our executive officers, directors and five percent stockholders and persons associated with them since January 1, 2003. For a description of beneficial ownership, see “Principal Stockholders.”

		Series B
Investor	Common Stock	Preferred Stock

Executive Officers and Directors
Peter A. Thompson, M.D., FACP(1)	230,112	—
Lee R. Brettman, M.D., FACP(2)	15,947	—
5% Stockholders
Entities affiliated with ARCH Venture Partners(3)	—	1,240,762
Entities affiliated with Frazier Healthcare Ventures(4)	—	1,169,295
Entities affiliated with Oxford Bioscience Partners(5)	—	1,169,294
Entities affiliated with Prospect Venture Partners II, L.P.(6)	—	1,822,450
Entities affiliated with Venrock Associates(7)	—	1,822,451

(1)	Represents 230,112 shares of common stock acquired directly by Dr. Thompson upon exercise of stock options.
(2)	Represents shares of common stock acquired in connection with a consulting arrangement.
(3)	Represents: (a) 1,161,459 shares held by ARCH Venture Fund V, L.P.; (b) 7,834 shares held by ARCH V Entrepreneurs Fund, L.P.; and (c) 71,469 shares held by Healthcare Focus Fund, L.P. Dr. Gillis, one of our directors, is an employee of ARCH Venture Corporation, a service provider to ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P. and Healthcare Focus Fund, L.P. Dr. Gillis is also a limited partner in ARCH Venture Fund V, L.P.; however, he disclaims beneficial ownership of these shares.
(4)	Represents: (a) 937,282 shares held by Frazier Healthcare IV, L.P.; (b) 225,557 shares held by Frazier Healthcare III, L.P.; (c) 4,760 shares held by Frazier Affiliates IV, L.P.; and (d) 1,696 shares held by Frazier Affiliates III, L.P. Mr. Heron, one of our directors, holds the title of General Partner at Frazier Healthcare Ventures, which is affiliated with the entities that serve as general partners of Frazier Healthcare IV, L.P., Frazier Affiliates IV, L.P., Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P.; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(5)	Represents (a) 1,157,717 shares held by Oxford Bioscience Partners IV, L.P.; and (b) 11,577 shares held by mRNA Fund II, L.P.
(6)	Represents (a) 1,795,112 shares held by Prospect Venture Partners II, L.P.; and (b) 27,338 shares held by Prospect Associates II, L.P. Dr. Schnell, one of our directors, is a managing member of Prospect Management Co. II, LLC, the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P.; however, he disclaims beneficial ownership of these shares, except to the extent of his pecuniary partnership interest therein.

(7)	Represents (a) 1,483,474 shares held by Venrock Associates IV, L.P.; (b) 302,527 shares held by Venrock Partners, L.P.; and (c) 36,450 shares held by Venrock Entrepreneurs Fund IV, L.P. Dr. Hove, one of our directors, is a general partner of Venrock Associates; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.

Investor Rights Agreement
      We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock, certain of the purchasers of our outstanding common stock, including entities with which certain of our directors are affiliated, and Wyeth. As of June 30, 2006, the holders of 10,731,792 shares of our common stock, including the shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock, were entitled to rights with respect to the registration of their shares under the Securities Act. Wyeth will also be entitled to registration rights with respect to shares of our common stock purchased by Wyeth in the private placement concurrent with this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”
Voting Agreement
      Pursuant to a voting agreement originally entered into in November 2002 and amended in July 2004 by and among us and certain of our stockholders, Mr. Heron and Drs. Brettman, Hove, Schnell and Thompson were each elected to serve as members on our board of directors, and, as of the date of this prospectus, continue to so serve. Pursuant to the voting agreement, Dr. Thompson, our president and chief executive officer, was designated as a representative of the holders of our common stock. Robert T. Nelsen, Mr. Heron and Drs. Brettman, Hove and Schnell were initially selected as representatives of our Series A and Series B preferred stock, as designated by ARCH Venture Partners, Frazier Healthcare IV, Oxford Bioscience Partners, Venrock Associates IV, L.P. and Prospect Venture Partners II, L.P., respectively. In January 2006, Mr. Nelsen resigned from our board of directors, and Dr. Gillis was elected as ARCH Venture Partners’ representative. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.
Wyeth

Collaboration Agreement
      In December 2005, we entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of our lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. We are also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 established pursuant to the agreement. In addition, we have the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless earlier terminated, the collaboration agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of, the date that any such product shall no longer be subject to a valid claim of a United States or foreign patent or application or, generally, 10 years after the first commercial sale of any product licensed under the agreement.
      In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable up-front fee in January 2006. Wyeth’s future financial obligations to us also include Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. These future financial obligations include as well additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 that have been and are to be selected by Wyeth pursuant to the agreement. In addition, we will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007.

Concurrent Private Placement and Standstill Obligations
      In connection with our collaboration agreement with Wyeth, we entered into a stock purchase agreement pursuant to which Wyeth is obligated to purchase in a private placement concurrent with the consummation of this offering shares of our common stock at the initial public offering price in an amount equal to the lesser of $25 million or 20% of the number of shares sold in this offering, excluding shares subject to the underwriters’ overallotment option. Pursuant to the stock purchase agreement, Wyeth has agreed that for the 1-year period following the consummation of this offering it will not without our consent:

•	acquire more than 19.9% of our outstanding voting securities,

•	publicly propose (on its own behalf or on behalf of any third party) any merger, business combination or similar transaction involving us or any sale of a material portion of our assets,

•	solicit proxies in respect of our common stock,

•	participate in a proxy solicitation in opposition to our proxy solicitations,

•	seek to advise or intentionally influence any other stockholder with respect to the voting of our common stock in opposition to our proxy solicitations with respect to a “change of control,”

•	initiate, propose or otherwise solicit our other stockholders for the approval of any stockholder proposal that is opposed by our board of directors,

•	form or join any group for the purpose of voting, purchasing or disposing of our common stock or for the acquisition of all or substantially all of our assets,

•	deposit our common stock in a voting trust or subject them to a voting agreement or other arrangement of similar effect, or

•	publicly seek a waiver of these restrictions,
provided that these restrictions will terminate if any other party commences a bona fide tender offer or exchange offer to acquire a majority of our common stock or if we sign an agreement that would result in our “change of control” or a sale of all or substantially all of our assets.
Employment Agreement
      We have entered into an employment arrangement with Dr. Thompson, our president and chief executive officer. See “Management—Employment Agreements and Change in Control Arrangements.”
Stock Option Grants
      We have granted stock options to certain of our directors under our 2002 Stock Plan. See “Management—Director Compensation” for a further description of these options.
Consulting Agreement
      We have entered into a consulting arrangement with Dr. Brettman, a member of our board of directors. See “Management—Director Consulting Agreement.” We also entered into a consulting agreement with Dr. Martha Hayden-Ledbetter, one of our co-founders, stockholders and wife of our chief scientific officer. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions.”
Indemnification of Officers and Directors
      We enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters.”

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2006, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than five percent of our common stock,

•	each of our directors,

•	our named executive officer, and

•	all of our directors and executive officers as a group.
      We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.
      The share and percentage ownership information under the column entitled “Shares Beneficially Owned Prior to Offering” is based on 12,091,310 shares of common stock outstanding as of June 30, 2006, assuming conversion of all outstanding shares of our preferred stock into 10,652,057 shares of common stock. The share and percentage ownership information under the column entitled “Shares Beneficially Owned After Offering” is based on the sale of 4,000,000 shares of common stock in this offering, the sale of 800,000 shares of common stock in the concurrent private placement to Wyeth and the sale of 14,354 shares of common stock pursuant to the automatic cashless net exercise of warrants upon the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
      The address of each beneficial owner listed in the table below is c/o Trubion Pharmaceuticals, Inc., 2401 4th Avenue, Suite 1050, Seattle, Washington 98121.

	Shares Beneficially		Shares Beneficially
	Owned		Owned
	Prior to Offering		After Offering

	Common Stock		Common Stock

Name of Beneficial Owner	Shares	%	Shares	%

5% Stockholders:
Entities affiliated with ARCH Venture Partners(1)	2,312,406	19.12%	2,312,406	13.68%
Entities affiliated with Frazier Healthcare Ventures(2)	2,195,556	18.16%	2,195,556	12.99%
Entities affiliated with Oxford Bioscience Partners(3)	2,155,686	17.83%	2,155,686	12.75%
Entities affiliated with Prospect Venture Partners II, L.P.(4)	1,822,450	15.07%	1,822,450	10.78%
Entities affiliated with Venrock Associates(5)	1,822,451	15.07%	1,822,451	10.78%
Directors and Executive Officers:
Peter A. Thompson, M.D., FACP(6)	501,239	4.06%	501,239	3.10%
Lee R. Brettman, M.D., FACP(7)	20,523	*	20,523	*
Steven H. Gillis(8)	6,876	*	6,876	*
Patrick J. Heron(9)	2,195,556	18.16%	2,195,556	12.99%
Anders D. Hove, M.D.(10)	1,822,451	15.07%	1,822,451	10.78%
David A. Mann	—	*	—	*
Samuel R. Saks, M.D.(11)	8,072	*	8,072	*
David Schnell, M.D.(12)	1,822,450	15.07%	1,822,450	10.78%
All executive officers and directors as a group (9 persons)(13)	6,377,167	51.60%	6,377,167	37.72%
(footnotes on next page)

*	Less than one percent.

(1)	Represents (a) 2,165,101 shares of common stock held by ARCH Venture Fund V, L.P.; (b) 14,503 shares of common stock held by ARCH V Entrepreneurs Fund, L.P.; and (c) 132,802 shares of common stock held by Healthcare Focus Fund, L.P.
(2)	Represents (a) 1,601,766 shares of common stock held by Frazier Healthcare IV, L.P.; (b) 581,283 shares of common stock held by Frazier Healthcare III, L.P.; (c) 8,134 shares of common stock held by Frazier Affiliates IV, L.P; and (d) 4,373 shares of common stock held by Frazier Affiliates III, L.P.
(3)	Represents (a) 2,134,309 shares of common stock held by Oxford Bioscience Partners IV L.P.; and (b) 21,377 shares of common stock held by mRNA Fund II, L.P. Jeffery T. Barnes, Mark P. Carthy, Jonathan J. Fleming, Michael E. Lytton and Alan G. Walton are the general partners of OBP Management IV L.P., which is the sole general partner of these stockholders, and have voting and investment power over these shares.
(4)	Represents (a) 1,795,112 shares of common stock held by Prospect Venture Partners II, L.P.; and (b) 27,338 shares of common stock held by Prospect Associates II, L.P.
(5)	Represents (a) 1,483,474 shares of common stock held by Venrock Associates IV, L.P.; (b) 302,527 shares of common stock held by Venrock Partners, L.P.; and (c) 36,450 shares of common stock held by Venrock Entrepreneurs Fund IV, L.P.
(6)	Includes 247,207 shares of common stock issuable upon exercise of options exercisable within 60 days of June 30, 2006.
(7)	Includes 4,576 shares of common stock issuable upon exercise of options exercisable within 60 days of June 30, 2006.
(8)	Represents 6,876 shares of common stock issuable upon exercise of options exercisable within 60 days of June 30, 2006. Dr. Gillis is an employee of ARCH Venture Corporation, a service provider to ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P. and Healthcare Focus Fund, L.P., each of which is a stockholder. Dr. Gillis is also a limited partner in ARCH Venture Fund V, L.P. Dr. Gillis disclaims beneficial ownership of shares owned by these entities.
(9)	Represents 2,195,556 shares of common stock held by entities affiliated with Frazier Healthcare Ventures. Mr. Heron holds the title of General Partner at Frazier Healthcare Ventures, which is affiliated with the entities that serve as general partners of Frazier Healthcare IV, L.P., Frazier Affiliates IV, L.P., Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P.; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(10)	Represents 1,822,451 shares of common stock held by entities affiliated with Venrock Associates. Dr. Hove is a general partner of Venrock Associates; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.
(11)	Represents 8,072 shares of common stock issuable upon exercise of options exercisable within 60 days of June 30, 2006.
(12)	Represents 1,822,450 shares of common stock held by entities affiliated with Prospect Venture Partners II, L.P. Dr. Schnell is a managing member of Prospect Management Co. II, LLC, the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P.; however, he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(13)	Includes 266,734 shares of common stock issuable upon exercise of options exercisable within 60 days of June 30, 2006.

DESCRIPTION OF CAPITAL STOCK
General
      The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.
      Immediately following the completion of this offering, our authorized capital stock will consist of 155 million shares, each with a par value of $0.001 per share, of which:

•	150 million shares are designated as common stock, and

•	five million shares are designated as preferred stock.
      At June 30, 2006, assuming the conversion of all outstanding shares of our preferred stock into common stock, we had outstanding 12,091,310 shares of common stock, held of record by 40 stockholders.
Common Stock
      The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event that we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
      Our board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.
Warrants
      As of June 30, 2006, warrants to purchase a total of 17,163 shares of our Series A preferred stock with an exercise price of $4.08 per share and 3,190 shares of our Series B preferred stock with an exercise price of $4.39 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations. If not exercised prior to the completion of this offering, these warrants will be automatically exercised on a net cashless basis into shares of our common stock upon the completion of this offering based on the assumed initial public offering price of $14.00 per share (the mid-point of the range set forth on the cover page of this prospectus).

Registration Rights
      The holders of an aggregate of 10,731,792 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. Wyeth, or its permitted transferees, is also entitled to registration rights with respect to the 800,000 shares of our common stock that we are selling to Wyeth in a private placement concurrent with this offering. All of these rights are provided under the terms of a registration agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
      Demand Registration Rights. Under the terms of the investor rights agreement, we will be required, upon the written request of holders of at least 50 percent or more of these shares, to use our best efforts to register all or a portion of these shares for public resale. The demand registration rights are subject to customary limitations, and we are required to effect only two registrations pursuant to this provision of the investor rights agreement. We are not required to effect a demand registration prior to 180 days after the completion of this offering, and Wyeth will not be entitled to demand registration rights prior to 15 months after the completion of this offering; however, Wyeth may include its shares in a registration demanded by the other holders pursuant to the piggyback registration rights described below.
      Short-Form Registration Rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares to us, to have such shares registered by us at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $1,000,000. We are required to effect only four registrations pursuant to this provision of the investor rights agreement.
      Piggyback Registration Rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
      Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock
      As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of us or our management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
      We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting.

      In addition, our certificate of incorporation provides that, unless otherwise required by law, special meetings of the stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or our board of directors acting pursuant to a resolution adopted by a majority of the board members. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board Vacancies Filled Only by Majority of Directors Then in Office
      Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Board Classification
      Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting
      The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause
      Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Listing
      We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “TRBN.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. The transfer agent’s address is 1745 Gardena Avenue, Glendale, California 91204-2991, and its telephone number is (800) 835-8778.

SHARES ELIGIBLE FOR FUTURE SALE
      Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.
      Upon the completion of this offering and the concurrent private placement to Wyeth, a total of 16,905,664 shares of common stock will be outstanding, assuming that there are no exercises of options after June 30, 2006 and no exercise of the underwriters’ over-allotment option. Of these shares, all shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
      The remaining 12,905,664 shares of common stock, including 800,000 shares that we are selling to Wyeth in a private placement concurrent with this offering and 14,354 shares issued upon the automatic cashless net exercise of warrants, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
      Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	12,905,664
      In addition, as of June 30, 2006, a total of 1,561,132 shares of our common stock were subject to outstanding options. Of the shares issuable upon exercise of options as of June 30, 2006, approximately 832,280 shares will be vested and eligible for sale 180 days after the date of this prospectus.
Rule 144
      In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell, upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 169,057 shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701
      In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701, will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.
Lock-Up Agreements
      We and all of our directors and officers, Wyeth and the other holders of shares of common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriters.”
Registration Rights
      Upon the completion of this offering, certain holders of our common stock including Wyeth, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares would result in the shares becoming fully tradeable without restriction immediately upon the effectiveness of the registration statement. See “Description of Capital Stock—Registration Rights.”
Registration Statements
      We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to options outstanding reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
      This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, or any state or the District of Columbia, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.
      INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.
Dividends
      We have not paid nor do we expect to pay dividends in the future, however, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.
Sale of Common Stock
      Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply),

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.
      The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.
Dividends or Gain Effectively Connected With a U.S. Trade or Business
      If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will generally be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.
U.S. Federal Estate Tax
      The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.
Backup Withholding and Information Reporting
      The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.
      Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

      Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.
      EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Pacific Growth Equities, LLC
Lazard Capital Markets LLC

Total	4,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           per share under the public offering price. Any underwriter may allow, and such dealers may reallow, any concession not in excess of $           per share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
      The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares of common stock.

Total

	Per Share	No Exercise	Full Exercise

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to Trubion Pharmaceuticals
      The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.2 million. We have also agreed to pay up to $60,000 of fees and expenses of European patent counsel for the underwriters.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
      We have applied to have our common stock listed on The NASDAQ Global Market under the trading symbol “TRBN.”
      We and all of our directors and officers, Wyeth and the other holders of shares of common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
      Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;
the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.
      The restrictions described in the immediately preceding two paragraphs do not apply to:

•	the sale of shares to the underwriters;

•	the sale of shares in the concurrent private placement to Wyeth in an amount equal to 20% of the number of shares sold in this offering;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	the issuance by us of shares of, or options to purchase shares of, our common stock to employees, officers, directors, advisors or consultants pursuant to employee benefit plans described above in “Management—Employee Benefit Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;

•	the issuance by us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with a merger or acquisition transaction;

•	the filing by us of any registration statement on Form S-8 for the registration of shares of common stock issued pursuant to employee benefit plans described above in “Management—Employee Benefit Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act by any person other than us relating to the sale of shares of common stock, if then permitted by us, provided that no transfers occur under such plan during the 180-day restricted period, as the same may be extended as provided above;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock by gift, will or intestacy;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to an immediate family member or a trust for the benefit of an immediate family member;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock if the person is a corporation, partnership or other business entity (a) to another corporation, partnership or business entity that is a direct or indirect affiliate or (b) as part of a distribution without consideration to its equity holders on a pro rata basis;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock if the person is a trust, to a trustor or beneficiary of the trust; and

•	in connection with the “cashless” exercise of options to purchase shares of common stock for purposes of exercising such options pursuant to employee benefit plans described above in “Management—Employee Benefit Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;
provided that, in the case of the transactions described above, each donee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding two paragraphs, subject to the applicable exceptions described above in this paragraph and no filing by any party (donor, donee, transferor, transferee or recipient) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in the immediately preceding two paragraphs. In addition, the restrictions described in the immediately preceding two paragraphs will not prohibit us from repurchasing from any director, officer or other stockholder, or the right of any director, officer or other stockholder to sell to us, shares of common stock issued under our 2002 Stock Plan, our 2002 Equity Incentive Plan or our 2006 Equity Incentive Plan.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
Pricing of the Offering
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Davis Polk & Wardwell, Menlo Park, California, will act as counsel to the underwriters. An investment partnership comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially holds an aggregate of 6,134 shares of our common stock, which represents less than 0.1% of our outstanding shares of common stock.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given upon their authority as experts in accounting and auditing.
CHANGE IN INDEPENDENT ACCOUNTANTS
      On December 14, 2004, with the approval of the audit committee of our board of directors, we selected Ernst & Young LLP as our independent auditors and we dismissed Grant Thornton LLP. Our former independent auditor’s report with respect to our 2003 financial statements contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during 2003 and extending to the date we dismissed our former independent auditors, there were no disagreements with our former independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Ernst & Young LLP has reported on the financial statements for each of the three years in the period ended December 31, 2005 included in this prospectus. Prior to December 14, 2004, we did not consult Ernst & Young LLP on any accounting or financial matters.
      We requested Grant Thornton LLP to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of May 30, 2006, which states that it agrees with these statements, is filed as exhibit 16.01 to the registration statement of which this prospectus forms a part.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

TRUBION PHARMACEUTICALS, INC.

TRUBION PHARMACEUTICALS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Trubion Pharmaceuticals, Inc.
      We have audited the accompanying balance sheets of Trubion Pharmaceuticals, Inc. (the “Company”) as of December 31, 2004 and 2005 and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trubion Pharmaceuticals, Inc. at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the financial statements, Trubion Pharmaceuticals, Inc. adopted FASB Staff Position 150-5 “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” during the year ended December 31, 2005.

/s/ Ernst & Young LLP
Seattle, Washington
March 31, 2006
except for the last three paragraphs of Note 10,
as to which the date is October 12, 2006

TRUBION PHARMACEUTICALS, INC.
BALANCE SHEETS
(in thousands, except share and per share data)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			June 30,	June 30,
	2004	2005	2006	2006(Note 1)

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,020	$4,681	$5,868
Investments	9,924	5,228	32,695
Receivable from collaboration	—	40,000	5,819
Grant receivable	294	—	—
Deferred financing costs	—	—	1,426
Prepaid expenses	111	119	314

Total current assets	14,349	50,028	46,122
Property and equipment, net	3,311	3,898	5,174
Other assets	78	83	108

Total assets	$17,738	$54,009	$51,404

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$599	$833	$1,720
Accrued liabilities	1,308	1,954	4,533
Current portion of notes payable	766	1,187	1,033
Current portion of deferred rent	173	173	176
Current portion of deferred revenue	—	8,000	8,000

Total current liabilities	2,846	12,147	15,462
Non-current portion of notes payable	1,198	1,276	835
Non-current portion of deferred rent	847	675	585
Non-current portion of deferred revenue	—	31,778	27,777
Preferred stock warrant liability	—	282	343
Commitments
Convertible preferred stock and preferred stock warrants, $0.001 par value per share; 10,874,478 shares authorized at December 31, 2004, 2005 and June 30, 2006, none pro forma; 7,918,378, 10,652,057 and 10,652,057 issued and outstanding at December 31, 2004, 2005 and June 30, 2006, respectively (aggregate liquidation preference of $33,753, $45,753 and $45,753 at December 31, 2004 and 2005 and June 30, 2006, respectively); no shares issued and outstanding, pro forma	33,809	45,753	45,753	$—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized, no shares issued or outstanding, pro forma	—	—	—	—
Common stock, $0.001 par value per share; 13,554,458 shares authorized at December 31, 2004 and 2005 and 14,272,046 shares authorized at June 30, 2006 and 150,000,000 shares authorized, pro forma; 925,033, 1,395,201 and 1,439,253 issued and outstanding at December 31, 2004 and 2005 and June 30, 2006, respectively; 12,091,310 shares issued and outstanding, pro forma	1	1	1	12
Additional paid-in-capital	(211)	3,357	6,095	52,180
Deferred stock-based compensation	—	(1,591)	(1,238)	(1,238)
Accumulated other comprehensive loss	(12)	(2)	(23)	(23)
Accumulated deficit	(20,740)	(39,667)	(44,186)	(44,186)

Total stockholders’ equity (deficit)	(20,962)	(37,902)	(39,351)	$6,745

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$17,738	$54,009	$51,404

The accompanying notes are an integral part of these financial statements.

TRUBION PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Revenue:
Collaboration revenue	$—	$—	$222	$—	$13,636
Grant revenue	—	294	127	127	—

Total revenue	—	294	349	127	13,636

Operating expenses:
Research and development *	3,403	11,640	15,212	6,723	13,881
General and administrative *	2,294	2,851	4,146	1,739	5,069

Total operating expenses *	5,697	14,491	19,358	8,462	18,950

Loss from operations	(5,697)	(14,197)	(19,009)	(8,335)	(5,314)
Interest income	138	164	478	250	970
Interest expense	(22)	(180)	(200)	(98)	(114)
Other expense	—	—	(134)	—	(61)

Loss before cumulative effect of change in accounting principle	(5,581)	(14,213)	(18,865)	(8,183)	(4,519)
Cumulative effect of change in accounting principle	—	—	(62)	—	—

Net loss	$(5,581)	$(14,213)	$(18,927)	$(8,183)	$(4,519)

Basic and diluted net loss per share	$(11.39)	$(22.47)	$(23.30)	$(11.13)	$(3.34)

Shares used to compute basic and diluted net loss per share	489,916	632,587	812,465	735,449	1,352,482

Pro forma net loss per share (unaudited)			$(1.67)		$(0.37)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			11,198,723		12,004,539

* Includes stock-based compensation as follows:
Research and development	$21	$23	$1,079	$255	$1,430
General and administrative	9	17	748	109	1,637

Total non-cash stock-based compensation	$30	$40	$1,827	$364	$3,067

The accompanying notes are an integral part of these financial statements.

TRUBION PHARMACEUTICALS, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share and per share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at January 1, 2003	3,362,254	$13,705	900,982	$1	$(27)	$(20)	$—	$(946)	$(992)
Issuance of common stock upon exercise of stock options	—	—	7,360	—	2	—	—	—	2
Issuance of Series A convertible preferred stock warrants in connection with the issuance of notes payable	—	35	—	—	—	—	—	—	—
Stock-based compensation to non- employees at fair value	—	—	—	—	24	—	—	—	24
Vesting of non- employee restricted stock	—	—	—	—	2	—	—	—	2
Vesting of employee restricted stock	—	—	—	—	2	—	—	—	2
Amortization of deferred stock-based compensation	—	—	—	—	—	6	—	—	6
Unrealized holding loss on available- for-sale securities for the year ended December 31, 2003	—	—	—	—	—	—	(1)	—	(1)
Net loss for the year ended December 31, 2003	—	—	—	—	—	—	—	(5,581)	(5,581)

Comprehensive loss									(5,582)

Balance at December 31, 2003 (carried forward)	3,362,254	$13,740	908,342	$1	$3	$(14)	$(1)	$(6,527)	$(6,538)

TRUBION PHARMACEUTICALS, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)
(in thousands, except share and per share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2003 (brought forward)	3,362,254	$13,740	908,342	$1	$3	$(14)	$(1)	$(6,527)	$(6,538)
Issuance of common stock upon exercise of stock options	—	—	744	—	—	—	—	—	—
Issuance of Series A convertible preferred stock warrants issued in connection with issuance of notes payable	—	21	—	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock for $4.39 per share	(153,769)	(627)	—	—	(48)	—	—	—	(48)
Issuance of Series B convertible preferred stock for $4.39 per share, $199 in financing costs	4,709,893	20,675	—	—	(199)	—	—	—	(199)
Stock-based compensation to non- employees at fair value	—	—	—	—	26	—	—	—	26
Vesting of non- employee restricted stock	—	—	—	—	2	—	—	—	2
Issuance and vesting of employee restricted stock	—	—	15,947	—	5	—	—	—	5
Amortization of deferred stock-based compensation	—	—	—	—	—	14	—	—	14
Unrealized holding loss on available- for-sale securities for the year ended December 31, 2004	—	—	—	—	—	—	(11)	—	(11)
Net loss for the year ended December 31, 2004	—	—	—	—	—	—	—	(14,213)	(14,213)

Comprehensive loss									(14,224)

Balance at December 31, 2004 (carried forward)	7,918,378	$33,809	925,033	$1	$(211)	$—	$(12)	$(20,740)	$(20,962)

TRUBION PHARMACEUTICALS, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)
(in thousands, except share and per share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2004 (brought forward)	7,918,378	$33,809	925,033	$1	$(211)	$—	$(12)	$(20,740)	$(20,962)
Issuance of common stock upon exercise of stock options	—	—	462,194	—	145	—	—	—	145
Issuance of Series B convertible preferred stock for $4.39 per share, $3 in financing costs	2,733,679	12,000	—	—	(3)	—	—	—	(3)
Issuance of Series B convertible preferred stock warrants issued in connection with issuance of notes payable	—	5	—	—	—	—	—	—	—
Reclassification of convertible preferred stock warrants to liabilities (Note 2)	—	(61)	—	—	—	—	—	—	—
Stock-based compensation to non- employees at fair value	—	—	—	—	836	—	—	—	836
Issuance and vesting of non-employee restricted stock	—	—	7,974	—	4	—	—	—	4
Vesting of employee restricted stock	—	—	—	—	4	—	—	—	4
Issuance of stock options to employees	—	—	—	—	2,582	(2,582)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	991	—	—	991
Unrealized holding gain on available- for-sale securities for the year ended December 31, 2005	—	—	—	—	—	—	10	—	10
Net loss for the year ended December 31, 2005	—	—	—	—	—	—	—	(18,927)	(18,927)

Comprehensive loss									(18,917)

Balance at December 31, 2005 (carried forward)	10,652,057	$45,753	1,395,201	$1	$3,357	$(1,591)	$(2)	$(39,667)	$(37,902)

TRUBION PHARMACEUTICALS, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)
(in thousands, except share and per share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2005 (brought forward)	10,652,057	$45,753	1,395,201	$1	$3,357	$(1,591)	$(2)	$(39,667)	$(37,902)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	44,052	—	19	—	—	—	19
Stock-based compensation to non- employees at fair value (unaudited)	—	—	—	—	463	—	—	—	463
Vesting of non- employee restricted stock (unaudited)	—	—	—	—	5	—	—	—	5
Stock-based compensation expense (unaudited)	—	—	—	—	2,021	—	—	—	2,021
Stock option modification	—	—	—	—	230	79	—	—	309
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	274	—	—	274
Unrealized holding loss on available- for-sale securities for the six months ended June 30, 2006 (unaudited)	—	—	—	—	—	—	(21)	—	(21)
Net loss for the six months ended June 30, 2006 (unaudited)	—	—	—	—	—	—	—	(4,519)	(4,519)

Comprehensive loss (unaudited)									(4,540)

Balance at June 30, 2006 (unaudited)	10,652,057	$45,753	1,439,253	$1	$6,095	$(1,238)	$(23)	$(44,186)	$(39,351)

The accompanying notes are an integral part of these financial statements.

TRUBION PHARMACEUTICALS, INC.
STATEMENT OF CASH FLOWS
(in thousands)

				Six Months Ended
	Years Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Operating activities
Net loss	$(5,581)	$(14,213)	$(18,927)	$(8,183)	$(4,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation expense	6	14	991	173	2,604
Non-cash stock-based consulting expense	24	26	836	191	463
Depreciation and amortization	198	692	928	478	581
Amortization of debt discount and deferred interest	1	14	17	9	13
Revaluation of warrants to fair value	—	—	196	—	61
Changes in operating assets and liabilities:
Receivable from collaboration	—	—	(40,000)	—	34,181
Grant receivable	—	(294)	294	240	—
Subscription receivable	8	—	—	—	—
Deferred financing costs	—	—	—	—	(1,426)
Prepaid expenses and other assets	(66)	(116)	(13)	(40)	(220)
Accounts payable	(155)	86	234	24	887
Accrued liabilities	701	559	651	579	2,584
Deferred revenue	—	—	39,778	—	(4,001)
Deferred rent	198	822	(172)	(86)	(87)

Net cash provided by (used in) operating activities	(4,666)	(12,410)	(15,187)	(6,615)	31,121
Investing activities
Purchase of property and equipment	(3,389)	(812)	(1,515)	(698)	(1,857)
Purchase of investments	(5,997)	(22,905)	(26,012)	(20,878)	(50,352)
Maturities of investments	3,162	15,804	30,718	19,774	22,864

Net cash provided by (used in) investing activities	(6,224)	(7,913)	3,191	(1,802)	(29,345)
Financing Activities
Proceeds from issuance of notes payable	1,797	869	1,401	621	—
Payments on notes payable	(58)	(603)	(889)	(407)	(608)
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	20,476	11,997	11,997	—
Repurchase of Series A convertible preferred stock	—	(675)	—	—	—
Proceeds from issuance of common stock and exercise of stock options	2	5	148	1	19

Net cash provided by (used in) financing activities	1,741	20,072	12,657	12,212	(589)

Net increase (decrease) in cash and cash equivalents	(9,149)	(251)	661	3,795	1,187
Cash and cash equivalents at beginning of period	13,420	4,271	4,020	4,020	4,681

Cash and cash equivalents at end of period	$4,271	$4,020	$4,681	$7,815	$5,868

Supplemental disclosure information:
Cash paid for interest	$21	$166	$181	$90	$101
Non-cash investing and financing activities:
Issuance of warrants in connection with the issuance of notes payable	$35	$21	$30	$7	$—
The accompanying notes are an integral part of these financial statements.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
December 31, 2005

1.	Organization and Summary of Significant Accounting Policies

Organization
      Trubion Pharmaceuticals, Inc. (“Trubion” or the “Company”) (formerly Genecraft, LLC), was originally organized in 1999 in the State of Washington as a limited liability company and reincorporated in October 2002 in the State of Delaware. In September 2003, the Company changed its name to Trubion Pharmaceuticals, Inc.
      Trubion is a biopharmaceutical company creating a pipeline of product candidates to treat autoimmune disease and cancer. The Company’s product candidates are single-chain polypeptides designed using its SMIP custom drug assembly technology. These product candidates bind to biologic targets that have been clinically validated either by existing products or by potential products in late stage clinical trials. Trubion designed and developed and submitted to the FDA an Investigational New Drug application for its lead product candidate, TRU-015. Currently, TRU-015 is being tested in a Phase IIb clinical trial for rheumatoid arthritis, which was initiated in September 2006. We completed enrollment of our Phase IIa clinical trial in February 2006. In order to fund ongoing development activities and commercialize its products, the Company will, in some cases, enter into collaboration agreements which would likely include licenses to technology and arrangements to provide research and development services for others. In December 2005, Trubion entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of certain therapeutics, including TRU-015. To date, none of the Company’s product candidates have been approved for marketing and sale and the Company has not received any product revenue.

Development Stage Enterprise
      Prior to December 2005, the Company operated as a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. As a result of the Company’s progress in establishing its operations during 2005 and the initiation of the Wyeth collaboration, Trubion is no longer considered to be a development stage company.

Unaudited Interim Financial Information
      The accompanying balance sheet as of June 30, 2006, statements of operations and cash flows for the six months ended June 30, 2005 and 2006 and statement of convertible preferred stock and stockholders’ equity for the six months ended June 30, 2006, and related information contained in the notes to financial statements are unaudited. These unaudited interim financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2005 and 2006. The results for the six months ended June 30, 2006 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2006.

Unaudited Pro Forma Stockholders’ Equity
      The Company filed a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of its common stock in an initial public offering. Shares of Series A and Series B preferred stock outstanding at June 30, 2006 will automatically convert into 10,652,057 shares of common stock upon the closing of the initial public offering. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock and the conversion of 20,353 preferred stock warrants into

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid in capital, is set forth on the accompanying balance sheets. The warrants to purchase 20,353 shares of convertible preferred stock that, if not exercised prior to the initial public offering, will be automatically exercised on a net cashless basis upon the closing of this offering into shares of common stock based on the initial public offering price, are not reflected as additional shares outstanding in the accompanying unaudited pro forma statement of stockholders’ equity.

Use of Estimates
      Trubion’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires Trubion to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, Trubion evaluates its estimates, including those related to revenue recognition, classification of investments, fair values of assets, income taxes, clinical trial and manufacturing accruals and other contingencies. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Fair Value of Financial Instruments
      The Company carries cash, cash equivalents and investments available-for-sale at fair value. The Company’s other financial instruments, including accounts receivable, accounts payable and accrued liabilities, are carried at cost, which approximates fair value given their short-term nature.

Cash, Cash Equivalents and Investments
      The Company considers all highly liquid investments with original maturities of three months or less from date of purchase to be cash equivalents. Cash equivalents consist of interest-bearing instruments, including obligations of U.S. government agencies, high credit rating corporate borrowers and money market funds, which are carried at market value.
      The Company classifies its investment portfolio as available-for-sale. Available-for sale securities are carried at estimated fair value, with the unrealized gains and losses, if any, reported in stockholders’ equity (deficit) and included in accumulated other comprehensive income (loss). The Company considers an investment with a maturity greater than twelve months as long-term and a maturity less than twelve months as short-term at the balance sheet date. The cost of securities in this category is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment
      Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease term ranging from five to seven years.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Impairment of Long-Lived Assets
      SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), requires losses from impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Trubion periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances indicate that the carrying amount of an asset may not be recovered.

Deferred Rent
      Lease incentives, including rent holidays and tenant improvement allowances provided by lessors, and rent escalation provisions are accrued as deferred rent. The Company recognizes rent expense on a straight-line basis over the term of the lease. The related benefits are included in research and development expense or general and administrative expense based on the nature of the related expense.

Revenue Recognition
      Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units of accounting based on their respective fair values when there is reliable evidence of fair value for all elements of the arrangement, otherwise consideration is allocated based on the residual value method. The applicable revenue recognition criteria are then applied to each of the separate units. Payments received in advance of work performed are recorded as deferred revenue and recognized when earned.
      Trubion recognizes revenue from government grants and its collaboration agreement with Wyeth. Grant revenue is recognized when the related qualified research and development expenses are incurred up to the limit of the approval funding amounts. Revenue from its collaboration agreement with Wyeth consists of a non-refundable, non-creditable, up-front fee, collaborative research funding, and regulatory and sales milestones and future product royalties. Revenue related to the Wyeth collaboration is recognized as follows:

Up-Front Fees and License Fees: Non-refundable, non-creditable up-front fees and license fees received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis over the estimated term of the research and development service period. The estimated term of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.

Collaborative Research Funding: Internal and external research and development costs are reimbursed in connection with collaboration agreements. Reimbursed costs are recognized as revenue in the same period the costs were incurred.

Milestones: Payments for milestones that are based on the achievement of substantive and at risk-performance criteria will be recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive and at-risk milestones, revenue will be recognized immediately for the proportionate amount of the payment that correlates to services that have already been rendered, with the balance recognized on a straight-line basis over the remaining estimated term of the research and development service period. The basis of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Royalties: Royalties that are based on reported sales of licensed products and revenues will be calculated based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

Research and Development
      All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs include, but are not limited to, salaries and benefits, lab supplies, preclinical fees, clinical trial and related clinical manufacturing costs, allocated overhead costs and professional service providers.

Income Taxes
      The Company accounts for income taxes under the liability method in accordance with the provision of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 requires recognition of deferred taxes to provide for temporary differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect in a year in which the basis difference is expected to reverse. Trubion continues to record a valuation allowance for the full amount of deferred assets, which would otherwise be recorded for tax benefits relating to operating loss and tax credit carryforwards, as realization of such deferred tax assets cannot be determined to be more likely than not.

Comprehensive Income (Loss)
      Comprehensive income (loss) is comprised of net loss and unrealized gains (losses) on marketable securities. Total comprehensive income (loss) for all other periods presented has been disclosed in the statements of stockholders’ equity.

Stock-Based Compensation
      On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”), Statement No. 123R, Share-Based Payment (“SFAS 123R”), under the prospective method which requires the measurement and recognition of compensation expenses for all future share-based payments made to employees and directors be based on estimated fair values. Through December 31, 2005, the Company accounted for employee stock options using the minimum-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and, accordingly, recognized compensation expense only for options that had an exercise price below the fair market value at the date of grant. Also, through December 31, 2005, the Company had adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure (“SFAS 148”).
      The Company accounts for stock options issued to non-employees using the fair value method of accounting prescribed by Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and EITF Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company believes that the fair value of the stock options is more readily measurable than the fair value of the services rendered. The stock compensation costs of these options granted to non-employees are re-measured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of services received. During 2003 and 2004, the Company granted non-employees options to purchase 7,973 and 23,121 shares of common stock, respectively, with exercise prices equal to the estimated fair value on the date of grant. During 2005, the Company granted 14,354 options to non-employees to

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
purchase shares of common stock, at an exercise price of $2.70 per share and an estimated Black-Scholes fair value of $14.99 per share. During the six months ended June 30, 2006, the company granted 9,571 options to non-employees to purchase shares of common stock, at an exercise price of $8.34 per share and an estimated Black-Scholes fair value of $14.99 per share.
      The Company valued the non-employee stock options granted during 2003, 2004, 2005 and the six months ended June 30, 2006, using the Black-Scholes valuation model, using a volatility rate of 100%, an expected life representing the remaining contractual life of ten years, an expected dividend yield of 0% and a risk-free interest rate ranging from 3.86% to 5.10%. Stock-based compensation expense associated with these non-employee options was $4,000, $6,000 and $242,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $28,000 and $97,000 for the six months ended June 30, 2005 and 2006, respectively.
      In accordance with SFAS 123, as amended by SFAS 148, the Company has provided below pro forma disclosures of the effect on net loss as if SFAS 123 had been applied in measuring employee compensation expense for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005.

				Six Months
				Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005

				(unaudited)
	(in thousands, except per share data)
Net loss, as reported	$(5,581)	$(14,213)	$(18,927)	$(8,183)
Add back: stock-based employee compensation expense included in net loss	6	14	991	173
Deduct: stock-based employee compensation expense determined under the fair value method	(17)	(15)	(1,106)	(191)

Pro forma net loss	$(5,592)	$(14,214)	$(19,042)	$(8,201)

Basic and diluted net loss per share, as reported	$(11.39)	$(22.47)	$(23.30)	$(11.13)

Pro forma basic and diluted net loss per share	$(11.41)	$(22.47)	$(23.44)	$(11.15)

      The fair value of these employee options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2003	2004	2005	2005

				(unaudited)
Risk-free interest rate	3.25%	4.25%	4.35%	4.35%
Weighted-average expected life (in years)	4.85	5.16	4.87	4.87
Expected dividend yield	0%	0%	0%	0%
Expected volatility rate	0%	0%	0%	0%
Weighted-average estimated fair value of employee options	$0.06	$0.06	$7.15	$3.83

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Concentration of Credit Risk
      Financial instruments that subject the Company to potential credit risk consist of cash, cash equivalents and investments. The Company’s cash, cash equivalents and investments are placed with high credit-quality financial institutions and issuers. The Company believes that its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

Freestanding Preferred Stock Warrants
      Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under Statement 150, the freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the balance sheet. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liability will be reclassified as additional paid-in-capital.

Recent Accounting Pronouncements
      In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company does not expect the adoption of FSP 115-1 to have a material effect on our results of operations or net loss per share.

2.	Cumulative Effect of Change in Accounting Principle
      On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. This Staff Position affirms that freestanding warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under Statement 150, the freestanding warrants that are related to the Company’s convertible preferred stock are liabilities that should be recorded at fair value. As discussed in Note 10, the Company previously accounted for freestanding warrants for the purchase of our convertible preferred stock under EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $196,000, or $0.24 per share. The impact consists of a $62,000 charge for the cumulative effect upon adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $134,000 of additional expense that has been recorded in other expense to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the six months ended June 30, 2006, the Company recorded $61,000 of additional expense reflected as other expense to reflect the increase in fair value between January 1, 2006 and June 30, 2006.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(11.39)	$(22.47)	$(23.22)	$(11.13)	$(3.34)
Cumulative effect of change in accounting principle	—	—	(0.08)	—	—

Net loss	$(11.39)	$(22.47)	$(23.30)	$(11.13)	$(3.34)

Shares used in computing basic and diluted net loss per common share (in thousands)	490	633	812	735	1,352

      The pro forma effect of the adoption of Statement 150 on the Company’s results of operations for 2003, 2004 and 2005, if applied retroactively, assuming Statement 150 had been adopted in those years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

3.	Net Loss per Share
      Basic and diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period less weighted average shares subject to repurchase. Stock options, warrants and common stock subject to repurchase by the Company, and shares to be issued upon conversion of the convertible preferred stock were not included in the net loss per share calculation for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 because the inclusion of such shares would have had an anti-dilutive effect. The unaudited pro forma basic and diluted net loss per common share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock and all outstanding warrants to purchase preferred stock into common stock warrants using the as-if-converted method as of January 1, 2005 and 2006 or the date of issuance, if later.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
	(in thousands, except share and per share data)
Historical
Numerator:
Net loss	$(5,581)	$(14,213)	$(18,927)	$(8,183)	$(4,519)
Denominator:
Weighted average common shares outstanding	903,877	923,485	972,856	926,185	1,423,854
Less: Weighted-average unvested restricted common shares subject to repurchase	(413,961)	(290,898)	(160,391)	(190,736)	(71,372)

Denominator for basic and diluted loss per share	489,916	632,587	812,465	735,449	1,352,482

Basic and diluted net loss per share	$(11.39)	$(22.47)	$(23.30)	$(11.13)	$(3.34)

Pro forma
Numerator:
Net loss			$(18,927)		$(4,519)
Plus: other expense attributable to the preferred stock warrants assumed to have been converted to common stock warrants			196		61

Pro forma net loss			$(18,731)		$(4,458)

Denominator for pro forma basic and diluted net loss per share:
Shares used above			812,465		1,352,482
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			10,386,258		10,652,057

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			11,198,723		12,004,539

Pro forma basic and diluted net loss per share (unaudited)			$(1.67)		$(0.37)

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      Potentially dilutive securities include the following:

	As of December 31,			As of June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Stock options	548,261	1,049,873	974,151	1,267,432	1,561,132
Warrants to purchase convertible preferred stock	10,772	17,163	20,353	18,576	20,353
Common shares subject to repurchase	345,393	222,482	96,108	156,404	44,583
Convertible preferred stock	3,362,254	7,918,378	10,652,057	10,652,057	10,652,057

	4,266,680	9,207,896	11,742,669	12,094,469	12,278,125

4.	Collaboration Agreement
      In December 2005, the Company entered into a collaboration agreement with Wyeth for the development and worldwide commercialization of its lead product candidate, TRU-015, and other therapeutics directed to CD20, an antigen that is a validated clinical target that is present on B cells. The Company is also collaborating with Wyeth on the development and worldwide commercialization of other SMIP product candidates directed to targets other than CD20 established pursuant to the agreement. In addition, the Company has the option to co-promote with Wyeth, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. The Company retains the right to develop and commercialize, on its own or with others, SMIP product candidates directed to targets not included within the agreement, including CD37 and other specified targets. Unless earlier terminated, the collaboration agreement will remain in effect on a licensed product-by-licensed product basis and on a country-by-country basis until the later of, the date that any such product shall no longer be subject to a valid claim of a United States or foreign patent or application or, generally, 10 years after the first commercial sale of any product licensed under the agreement.
      In connection with the agreement, Wyeth paid the Company a $40 million non-refundable, non-creditable up-front fee in January 2006 and will purchase directly from the Company in a private placement concurrent with the initial public offering shares of the Company’s common stock at the initial public offering price in an amount equal to 20% of the number of shares sold in the initial public offering. The agreement provides that the Company is to provide research and development services for a period of three years with the option for Wyeth to extend the service period for two additional one year periods. Wyeth’s future financial obligations to the Company also include payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to Wyeth’s future financial obligations to us also include collaborative research funding commitments of up to $9 million in exchange for a commitment by us to provide an agreed upon number of full-time employees per year to provide services in furtherance of the research program, which amount is subject to a decrease in the event of an early termination of the research program, or an increase in the event of an extension of such program. These future financial obligations include as well additional amounts for reimbursement of agreed external research and development costs. Wyeth is also obligated to make payments of up to $250 million based on regulatory and sales milestones for CD20-directed therapies and payments of up to $535 million based on regulatory and sales milestones for therapies directed to targets other than CD20 and that have been and are to be selected by Wyeth pursuant to the agreement. In addition, the Company will receive royalty payments on future licensed product sales. Wyeth may terminate the agreement without cause at any time after December 22, 2007. The $40 million up-front fee is being recognized ratably over the estimated term of the related research and development period of five years.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
During 2005 and the six months ended June 30, 2006, the Company recognized as revenue $222,000 and $13.6 million, respectively, for research and development services pursuant to the Company’s Wyeth collaboration. The $13.6 million is comprised of $4.0 million for amortization of the $40 million up-front fee received from Wyeth and $9.6 million for collaborative research funding from the Wyeth collaboration.

5.	Investments
      The Company invests in a variety of highly liquid investment-grade securities. The following is a summary of the Company’s available-for-sale securities at December 31, 2004, 2005 and June 30, 2006 (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
December 31, 2004	Cost	Gains	Losses	Value

Corporate debt securities	$8,188	$—	$(12)	$8,176
Government securities	1,748	—	—	1,748
Money market funds	3,952	—	—	3,952

Total	13,888		(12)	13,876
Less: cash equivalents	(3,952)	—	—	(3,952)

Amounts classified as investments	$9,936	$—	$(12)	$9,924

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
December 31, 2005	Cost	Gains	Losses	Value

Corporate debt securities	$4,719	$—	$(2)	$4,717
Government securities	511	—	—	511
Money market funds	3,322	—	—	3,322

Total	8,552		(2)	8,550
Less: cash equivalents	(3,322)	—	—	(3,322)

Amounts classified as investments	$5,230	$—	$(2)	$5,228

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair Market
June 30, 2006	Cost	Gains	Losses	Value

	(unaudited)
Corporate debt securities	$34,183	$6	$(29)	$34,160
Money market	3,546	—	—	3,546

Total	37,729	6	(29)	37,706
Less: cash equivalents	(5,011)	—	—	(5,011)

Amounts classified as investments	$32,718	$6	$(29)	$32,695

      The estimated fair market value amounts have been determined by the Company using available market information. At December 31, 2003, 2004, 2005 and at June 30, 2006, all marketable securities matured within twelve months. Unrealized gains and losses on available-for-sale securities were reported as a component of stockholders’ equity (deficit).

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

6.	Property and Equipment
      Property and equipment consisted of the following (in thousands):

	December 31,
			June 30,
	2004	2005	2006

			(unaudited)
Lab equipment	$1,983	$3,056	$3,928
Leasehold improvements	1,795	2,148	2,147
Furniture and fixtures	131	180	178
Computer equipment and software	318	358	523
Construction in progress	—	—	823

	4,227	5,742	7,599
Accumulated depreciation and amortization	(916)	(1,844)	(2,425)

	$3,311	$3,898	$5,174

      Property and equipment included equipment acquired under equipment financing agreements of $2.7 million, $4.1 million and $4.1 million at December 31, 2004, 2005 and June 30, 2006, respectively. Accumulated depreciation related to assets under the equipment financing loans was $581,000, $1.2 million and $1.6 million at December 31, 2004, 2005 and June 30, 2006, respectively. Amortization of property and equipment under equipment financing agreements is included in depreciation and amortization expense in the statement of cash flows.

7.	Accrued Liabilities
      Accrued liabilities consisted of the following (in thousands):

	December 31,
			June 30,
	2004	2005	2006

			(unaudited)
Accrued compensation	$163	$291	$293
Accrued professional fees	55	273	1,132
Accrued pre-clinical studies and manufacturing	1,017	975	1,692
Accrued clinical trials	—	324	646
Other	73	91	770

	$1,308	$1,954	$4,533

8.	Notes Payable—Equipment Financing Arrangements
      During 2003, 2004 and 2005, the Company entered into various equipment financing arrangements with a lender, each of which is secured by the underlying equipment financed through the arrangement.
      As of December 31, 2004 and 2005, the Company financed $2.7 million and $4.1 million, respectively, of equipment purchased under the lender credit facilities. There was no equipment financed during the six months ended June 30, 2006. The credit facilities bear interest at annual rates between 8.83% and 9.67% and are payable in monthly installments ranging from 36 to 42 months. In conjunction with these financing arrangements, the Company is obligated to issue warrants to purchase convertible preferred stock equal to 2% of the first $1 million, 3% of the second $1.7 million and 1% of the third $2.0 million of the actual loan amount using an exercise price equal to the most recent convertible preferred stock round price per share (see Note 10

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
for additional information). Warrants are recorded as debt issuance costs based on the relative estimated fair value. Debt issuance costs are amortized to interest expense over the term of the debt using the effective interest rate method. As of June 30, 2006, $0 remained available under the equipment financing arrangements.
      The future minimum payments due under the equipment financing arrangements were as follows as of December 31, 2005 (in thousands):

Notes
Payable

Year ending December 31, 2006	$1,387
2007	859
2008	462
2009	94

Total payments	2,802
Less amount representing interest	(286)
Less amount attributable to debt issuance costs	(53)

Present value of payments	2,463
Less current portion of notes payable	(1,187)

Long-term portion of notes payable	$1,276

9.	Commitments and Contingencies

Operating Lease Commitments
      The Company leases office and laboratory space under one operating lease agreement, which expires on September 30, 2010. Under the lease, the Company has two options to extend the term of the lease, each for an additional term of five years at the then fair market value of the leased premises. Future minimum lease payments under these leases as of December 31, 2005, were as follows (in thousands):

Operating
Leases

Year ending December 31, 2006	$1,009
2007	1,016
2008	1,013
2009	1,008
2010	756
Thereafter	—

Total minimum lease payments	$4,802

      Rent expense was $389,000, $629,000, $778,000, $376,000 and $497,000 for the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2005 and 2006, respectively.
      The Company has a facilities lease for its headquarters in Seattle, Washington. The Company took occupancy in June 2003 and from June through September 2003 it had a rent free period. The Company did not start paying monthly rent payments until October 2003. Accordingly, the Company recorded rent expense and accrued a liability for deferred rent of $242,000 in 2003 based upon the ratable recognition of total rent payments under this lease over the total time of occupancy, including the months for which the Company did not pay rent. During 2003, the lessor provided the Company with a $1 million reimbursement for tenant

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
improvements to its lab space. This lease incentive is recorded as deferred rent and recognized as a reduction of research and development expense on a straight-line basis over the lease term.
      On February 10, 2006, the Company amended its facilities lease to add an additional 15,892 square feet of space in the same building it currently leases space effective May 1, 2006. In addition, the Company has extended the lease on all of its facilities space from September 30, 2010 to April 30, 2013. The annual impact of this additional commitment is an increase in operating expenses of approximately $397,000 per year.
      On March 16, 2006, the Company entered into a sublease to add an additional 3,067 square feet of space in the same building it currently leases space effective March 16, 2006 and expiring December 31, 2006. The impact of this additional commitment is an increase in operating expenses of approximately $49,000 in 2006.

Manufacturing Commitments
      On January 8, 2004, the Company entered into an agreement with Lonza Biologics (“Lonza”) for certain development and manufacturing services with respect to the Company’s lead product candidate. On November 21, 2005, Trubion entered into a manufacturing services agreement with Lonza whereby Lonza will manufacture Trubion’s lead product candidate for use in clinical trials and, upon regulatory approval, for commercial use. Trubion reserves manufacturing capacity under pre-specified terms and conditions up to one year or more in advance. As of June 30, 2006, Trubion had committed to purchase $16.1 million of manufacturing services from Lonza in 2006 and 2007. If the Company terminates its agreement with Lonza without providing adequate notice to Lonza under the agreement, the Company may incur cancellation fees.

Guarantees and Indemnifications
      In November 2002, the FASB issued FASB Interpretation No. 45, (“FIN 45”) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.
      The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.
      The maximum amount of potential future indemnification is unlimited; however, the Company intends to obtain director and officer insurance that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of June 30, 2006.
      The Company has certain agreements with certain research organizations with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company also accrues for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

10.	Stockholders’ Equity (Deficit)

Common Stock
      As of December 31, 2004 and 2005, the Company was authorized to issue 13,554,458 shares of common stock. As of June 30, 2006, the Company was authorized to issue 14,272,046 shares of common stock. As of December 31, 2004, 2005 and June 30, 2006, respectively, the Company had 925,033, 1,395,201 and 1,439,253 shares of common stock outstanding.
      The Company had reserved shares of common stock for future issuances as follows:

	December 31,	June 30,
	2005	2006

		(unaudited)
Convertible preferred stock
Shares outstanding	10,652,057	10,652,057
Shares authorized, but unissued	222,421	222,421
Warrants
To purchase Series A preferred stock	17,418	17,418
To purchase Series B preferred stock	4,556	4,556
2002 Equity Incentive Plan and 2002 Stock Plan
Options outstanding	974,151	1,561,132
Shares available for grant	60,622	128,631

	11,931,225	12,586,215

Convertible Preferred Stock
      At December 31, 2004, 2005 and June 30, 2006, the Company was authorized to issue 10,874,478 shares of convertible preferred stock.
      In July 2004, the Company closed a Series B preferred stock financing which took place in two tranches. The Company issued the first tranche of 4,709,893 shares at $4.39 per share in July 2004. The Company issued the second tranche of 2,733,679 shares at $4.39 per share in February 2005.
      As of December 31, 2005 and June 30, 2006, convertible preferred stock consisted of the following (in thousands, except share data):

			Aggregate
	Designated	Shares Issued	Liquidation
Series	Shares	and Outstanding	Preference

Series A	3,379,660	3,208,485	$13,078
Series B	7,494,818	7,443,572	32,675

	10,874,478	10,652,057	$45,753

      Conversion. Preferred stock is convertible into common stock at the option of the holder, or by vote or written consent of the holders of a majority of the shares of preferred stock by the then applicable conversion price in effect at the time of conversion, subject to anti-dilution provisions. Conversion is automatic upon a firm underwritten public offering of the Company’s common stock at a price not less than $13.17 per share and having aggregate gross proceeds not less than $35 million. The preferred stock outstanding at June 30, 2006 will automatically convert into 10,652,057 shares of common stock upon the closing of the initial public offering.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      Dividends. Holders of Series A and Series B preferred stock (“Preferred Stockholders”) have preferential rights to common stockholders to non-cumulative dividends of 0.326 and $0.351 per share, respectively, when and if declared by the board of directors.
      Voting. The holder of each share of common stock issued and outstanding shall be entitled to one vote and each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted as of the record date.
      Liquidation. In the event of a liquidation event, rights to liquidation payments are as follows: the holders of Series B have preferential rights over holders of Series A and holders of Series A have preferential rights over holders of common stock. Series B holders are entitled to liquidation payments of their original issuance price of $4.39 per share of Series B, plus any declared and unpaid dividends. After liquidation payments are complete to Series B holders, Series A holders are entitled to liquidation payments of their original issuance price of $4.08 per share of Series A, plus any declared and unpaid dividends. Any additional distribution will be made to the holders of common stock and convertible preferred stock on a pro rata as-converted basis; provided that the maximum aggregate amount that the Series A holders may receive is $12.23 per share and the maximum aggregate amount that the Series B holders may receive is $13.17 per share (in both cases including the preferential liquidation payments described above).
      The convertible preferred stock is entitled to weighted average anti-dilution protection for future issuances at prices below the then effective conversion price of such series, subject to standard exceptions for shares issued to employees, directors and consultants, shares issued in connection with equipment leases, loans and strategic transactions and shares sold pursuant to an effective registration statement.
      The Company’s Amended and Restated Certificate of Incorporation provides that a change in control is deemed to be a liquidation event. As a result, cash redemption of the convertible preferred stock could be triggered by a change in control, which would be considered to be outside the control of the Company. Accordingly, the convertible preferred stock and preferred stock warrants have been presented outside of permanent equity in the accompanying balance sheets.

Convertible Preferred Stock Warrants
      During 2003, in connection with an equipment financing agreement, the Company issued an immediately exercisable and fully vested series of warrants to purchase 10,772 shares of Series A preferred stock at a per share price of $4.08. The warrant terms are seven years and expire during 2010. The Company recorded a debt discount against the note payable balance on the accompanying balance sheets related to the issuance of these warrants. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $4.08, an expected volatility of 100%, a contractual life of seven years, an expected dividend yield of 0% and a risk-free rate interest rate of 3.79%. The relative fair value of these warrants was estimated to be $35,000 and was recorded as a debt discount against the note payable balance. The relative fair value of the warrants is being amortized to interest expense using the effective interest method over the term of the financing arrangement. As of June 30, 2006, these warrants remained outstanding.
      During 2004, in connection with an equipment financing agreement, the Company issued an immediately exercisable and fully vested series of warrants to purchase 6,391 shares of Series A preferred stock at a per share price of $4.08. The warrant terms are seven years and expire during 2011. The Company recorded a debt discount against the note payable balance in the accompanying balance sheet related to the issuance of these warrants. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $4.08, an expected volatility of 100%, a contractual life of seven years, an expected dividend yield of 0% and a risk-free rate interest rate of between 3.51% and 4.39%. The relative fair value of these warrants was estimated to be $21,000 and was recorded as a debt discount against the note payable

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
balance. The relative fair value of the warrants is being amortized to interest expense using the effective interest method over the term of the financing arrangement. As of June 30, 2006, these warrants remained outstanding.
      During 2005, in connection with an equipment financing agreement, the Company issued an immediately exercisable and fully vested series of warrants to purchase 3,190 shares of Series B preferred stock at a per share price of $4.39. The warrant terms are seven years and expire during 2012. The Company recorded a debt discount against the note payable balance in the accompanying balance sheet related to the issuance of these warrants. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $4.39, an expected volatility of 100%, a contractual life of seven years, an expected dividend yield of 0% and a risk-free rate interest rate of between 4.33% and 4.74%. The relative fair value of these warrants was estimated to be $30,000 and was recorded as a debt discount against the note payable balance. The relative fair value of the warrants is being amortized to interest expense using the effective interest method over the term of the financing arrangement. As of June 30, 2006, these warrants remained outstanding.
      As discussed in Note 2, in 2005 we have reclassified the convertible preferred stock warrants as a liability and began adjusting the warrants to fair value at each reporting period.

Equity Incentive Plans
      The Company’s 2002 Equity Incentive Plan (the “Equity Plan”) was replaced by the 2002 Stock Plan (the “Stock Plan”) (collectively “the Plans”) in December 2002. A total of 96,316 shares were granted pursuant to the Equity Plan prior to the adoption of the Stock Plan. Of the initial 883,271 shares reserved under the Equity Plan, the remaining 786,955 shares available for grant were transferred to the Stock Plan.
      As of December 31, 2005 and June 30, 2006 a total of 1,424,811 and 2,123,853 shares of the Company’s common stock remained available for issuance to employees, directors and consultants under the Stock Plan, respectively. Options granted under the Plans may be designated as qualified or non-qualified at the discretion of the Plan administrator and vest over periods defined in each option agreement generally from one to five years; they expire no later than ten years from the date of grant. Also, with respect to the Plans, qualified stock options are exercisable at not less than the estimated fair value of the stock at the date of grant, and non-qualified stock options are exercisable at prices determined at the discretion of the plan administrator.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      The following is a summary of employee, consultant and director options issued under the Plans:

	Options Outstanding

	Shares		Weighted-
	Available for	Number of	Average
	Grant	Options	Exercise Price

Balance at January 1, 2003	643,254	239,907	$0.19
Granted	(358,156)	358,156	0.26
Exercised	—	(7,360)	0.32
Cancelled	42,417	(42,417)	0.32

Balance at December 31, 2003	327,515	548,286	0.25
Authorized increase in Plan	637,856	—	—
Issuance of restricted shares	(15,946)	—	—
Granted	(519,263)	519,263	0.32
Exercised	—	(744)	0.32
Cancelled	16,909	(16,909)	0.32

Balance at December 31, 2004	447,071	1,049,896	0.32
Granted at less than fair value	(386,537)	386,537	1.13
Exercised	—	(462,194)	0.32
Cancelled	88	(88)	0.32

Balance at December 31, 2005	60,622	974,151	0.63
Authorized increase in Plan (unaudited)	699,042	—	—
Granted at less than fair value (unaudited)	(631,033)	631,033	6.84
Exercised (unaudited)	—	(44,052)	0.44

Balance at June 30, 2006 (unaudited)	128,631	1,561,132	$3.14

      There were 112,930, 377,667, 348,586 and 542,206 options exercisable at December 31, 2003, 2004, 2005 and June 30, 2006, respectively, at a weighted-average exercise price of $0.26, $0.32, $0.64 and $1.44, respectively. The intrinsic value of outstanding vested options at December 31, 2005 and June 30, 2006 based on the estimated fair value of common stock at December 31, 2005 and June 30, 2006 of $15.61 and $19.44 per share, was $5.2 million and $9.8 million, respectively. The Company issued 15,947 shares of restricted stock in 2004 at a weighted average fair value of $0.31 per share. In addition, the Company issued 7,974 shares of restricted stock in 2005 at a weighted average fair value of $5.39 per share.
      The following summarizes information about employee, consultant and director options outstanding:

	December 31, 2005			June 30, 2006

		Weighted-Average			Weighted-Average
		Remaining			Remaining
	Options	Contractual Life	Options	Options	Contractual Life	Options
Exercise Price Per Share	Outstanding	(in years)	Exercisable	Outstanding	(in years)	Exercisable

				(Unaudited)
$0.07	91,532	6.74	91,532	91,532	6.24	91,532
$0.32	753,633	8.64	201,056	711,641	8.12	307,712
$2.70	128,986	9.92	55,998	127,059	9.42	67,281
$6.53	—	—	—	540,697	9.66	75,681
$8.35	—	—	—	55,812	9.76	—
$9.35	—	—	—	34,391	9.82	—

$0.07 - $9.35	974,151	8.64	348,586	1,561,132	8.75	542,206

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      The following is a summary of restricted stock award activity:

Outstanding
Stock
Awards

Balance at January 1, 2003	477,612
Units granted	—
Units vested	(132,219)

Balance at December 31, 2003	345,393
Units granted	15,947
Units vested	(138,858)

Balance at December 31, 2004	222,482
Units granted	7,974
Units vested	(134,348)

Balance at December 31, 2005	96,108
Units granted	—
Units vested	(51,525)

Balance at June 30, 2006	44,583

      In connection with the preparation of a registration statement for the Company to sell shares of its common stock in an initial public offering, the Company reassessed the estimated fair value of the common stock in light of the expected completion of the offering. The Company did not use a contemporaneous valuation from an unrelated valuation specialist. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock to be reasonable and consistent with its understanding of how similarly situated companies in its industry were valued. Based upon the reassessment, the Company determined that the reassessed fair value of the options granted to employees from January 2005 to June 2006 was greater than the exercise price of those options. Prior to January 1, 2005, the exercise price of the Company’s employee stock options equaled the estimated fair value of the common stock on the date of grant. Information on employee stock options granted during 2005 and the first quarter of 2006 is summarized as follows:

			Fair Value
			Estimate Per	Intrinsic
	Number of	Exercise	Common	Value Per
Date of Issuance	Options Granted	Price	Share	Option Share

February 2005	114,768	$0.32	$2.89	$2.57
April 2005	107,526	$0.32	$5.40	$5.08
July 2005	39	$0.32	$9.22	$8.90
September 2005	35,082	$0.32	$11.79	$11.47
November 2005	114,768	$2.70	$14.37	$11.67
January 2006	47,201	$6.53	$16.87	$10.34
March 2006	493,495	$6.53	$19.45	$12.92
March 2006	27,108	$8.35	$19.45	$11.10
April 2006	19,135	$8.35	$19.45	$11.10
May 2006	32,610	$9.35	$19.45	$10.10
June 2006	1,913	$9.35	$19.45	$10.10
      The Company recorded approximately $3,000, $3,000, $102,000 and $75,000 of stock-based compensation during the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006, respectively,

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
related to restricted stock awards granted to members of the Company’s Scientific Advisory Board. Compensation expense is recorded using straight-line amortization in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.
      In addition, the Company issued shares of common stock to certain of its founders who act as consultants to Trubion. These shares are subject to repurchase rights by the Company that lapse over time. The Company records differences between the fair market value of its common stock and the issuance price as compensation expense as those repurchase rights lapse on a monthly basis. During the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006, the Company recorded expense of $17,000, $17,000, $492,000 and $291,000, respectively, in conjunction with these shares. As of June 30, 2006, there were 44,583 shares of the Company’s common stock subject to the Company’s right to repurchase at the original purchase price.

Stock Options under SFAS 123R (unaudited)
      In December 2004, the FASB issued SFAS 123R, which replaced SFAS 123 and superseded APB 25. SFAS 123R requires all future share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, and was effective beginning January 1, 2006. Effective January 1, 2006, the Company began accounting for grants of stock options to employees utilizing the fair value recognition provisions of SFAS 123R.
      Adoption of SFAS 123R was implemented utilizing the prospective transition method. Under this method, compensation costs recognized during the six months ended June 30, 2006 include: (a) compensation costs for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the minimum-value method in accordance with the original provisions of APB 25 and (b) compensation costs for all share-based payment awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
      As stock-based compensation expense recognized in the Statement of Operations for the six months ended June 30, 2006 is based on options ultimately expected to vest, it has been reduced for estimated forfeitures. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.
      The Company chose the straight-line method of allocating compensation cost under SFAS 123R.
      The Company also chose to continue utilizing the Black-Scholes model as its chosen option-pricing model.
      In regards to the calculation of expected term, the Company chose to utilize the “simplified” method for “plain vanilla” options as discussed within SAB 107.
      For the calculation of expected volatility, the Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The Company used the following factors to identify similar public entities: industry, stage of life cycle and the existence of at least one significant partnership. The result of the adoption of SFAS 123R is an increase in the value of estimated non-cash stock-based compensation reflected in the Company’s Statements of Operations in the six months ended June 30, 2006.
      In accordance with the prospective transition method, the Company’s Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Total employee stock-based compensation expense recognized under SFAS 123R for the six months ended June 30, 2006 was $2.6 million. Of the $2.6 million, $1.0 million was included in research and development expense and $1.6 million was included in general and administrative expense. The $2.6 million of employee stock-based compensation expense includes $309,000 related to the accelerated vesting of options in the first quarter of 2006. In addition, of the $2.6 million, $2.3 million was related to options granted or modified in 2006. As a

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
result of the adoption of FAS 123R, the Company’s net loss increased by approximately $1.2 million or $0.89 per share in the six months ended June 30, 2006. As of June 30, 2006, total compensation related to nonvested options not yet recognized in the financial statements is approximately $8.9 million and the weighted average period over which it is expected to be recognized is approximately 1.4 years. The Company recorded no tax benefit related to these options during the first six months of 2006 since the Company currently maintains a full valuation allowance.
      The fair value of each employee option grant in the quarter ended June 30, 2006 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

June 30,
2006

(unaudited)
Risk-free interest rate	5.04%
Weighted-average expected life (in years)	6.25
Expected dividend yield	0%
Expected volatility	75%

Changes in Capitalization
      Effective on October 12, 2006, the board of directors and stockholders of the Company approved the 2006 Equity Incentive Plan, which will become effective in connection with the Company’s initial public offering.
      Effective on October 12, 2006, the board of directors and stockholders of the Company approved the filing of a certificate of amendment to the Company’s amended and restated certificate of incorporation to provide for 5,000,000 authorized shares of preferred stock and 150,000,000 authorized shares of common stock, which became effective on October 12, 2006.
      Effective on October 12, 2006, the board of directors and stockholders of the Company, subject to stockholder approval, approved a reverse stock split of the Company’s common and convertible preferred stock at a ratio of one share for every 6.271 shares previously held. The 6.271 to 1 reverse stock split became effective on October 12, 2006. All common and convertible preferred stock share and per-share data included in these financial statements have been retroactively restated to reflect the reverse stock split.

11.	401(k) Plan
      The Company sponsors a 401(k) Plan that stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations, up to 100% of eligible compensation on a pretax basis. Pursuant to the 401(k) Plan, the Company does not match any employee contributions.

12.	Income Taxes
      At December 31, 2005, the Company had a net operating loss and research and development (“R&D”) tax credit carryforwards of approximately $36.5 million and $529,000, respectively. These net operating loss carryforwards and R&D tax credits may be used to offset future federal taxable income through the year ending December 31, 2025. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to its deferred tax assets due to the uncertainty of realizing the benefits of the assets. The increase in the valuation allowance on the deferred tax asset was $6.5 million and $4.7 million for 2005 and 2004, respectively.

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
      The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

	December 31,

	2004	2005

Deferred tax assets
Net operating loss carryforwards	$6,883	$12,767
R&D tax credit carryforwards	161	529
Other current assets and liabilities (net)	79	107
Other non-current assets and liabilities (net)	233	303
Less: Valuation allowance	(7,356)	(13,706)

Net deferred tax asset (liability)	$—	$—

      Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the change in the Company’s ownership under Section 382 of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses and credits before utilization.

13.	Related Party Transactions
      In 2002, as amended in 2004, the Company entered into a consulting agreement with Dr. Martha Hayden-Ledbetter, one of its co-founders and stockholders and the wife of the Company’s chief scientific officer. Dr. Hayden-Ledbetter has provided scientific consulting services to the Company since inception. In 2001, Dr. Hayden-Ledbetter purchased 155,479 shares of restricted stock. In 2002, the purchase agreement was amended to restrict the shares with a three year ratable vesting period. This resulted in restricted stock compensation expense of $10,000, $10,000, $227,000 and $0 in 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively. During 2003, 2004 and 2005 and the six months ended June 30, 2006, the Company paid $50,000, $83,000, $100,000 and $50,000, respectively, for Dr. Hayden-Ledbetter’s consulting services. As of December 31, 2004 and 2005 and June 30, 2006, no amounts were payable under the agreement.
      In 2003, the Company entered into a consulting agreement with Dr. Lee Brettman, a member of its board of directors, pursuant to which he provides, among other things, advisory services with respect to the Company’s clinical development planning, implementation and research and development prioritization. In connection with the consulting agreement, on January 28, 2004, Dr. Brettman purchased 15,947 shares of restricted common stock at the estimated fair market value. The Company has a repurchase right with respect to the shares. The repurchase right lapsed 25% on the date of the purchase with the remainder over the service period of three years. During 2005 and in the six months ended June 30, 2006, the Company recorded $33,000 and $37,000, respectively, in stock based compensation related to this consulting agreement.

14.	Subsequent Events (unaudited)
     Loan and Security Agreement
      The Company entered into a Loan and Security Agreement (“Loan and Security Agreement”) with Comerica Bank (“Bank”) effective September 12, 2006 and executed on September 20, 2006. The terms of the Loan and Security Agreement provide for an $8 million debt facility secured by a security interest in the Company’s assets, other than intellectual property. The Company may request equipment and leasehold facility advances through September 12, 2007. Interest shall accrue from the date of each equipment advance

TRUBION PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)
and be payable monthly. Any equipment advances that are outstanding on September 12, 2007 shall be payable in sixty (60) equal installments of principal, plus all accrued interest, beginning on October 12, 2007.
      The outstanding balances under the loan bear interest on a monthly basis at a variety of interest rates to be elected by the Company at the time of each advance ranging from a floating rate of prime to a fixed rate of 8.50% depending on the amount of deposits with the Bank. As of September 30, 2006, the Company had drawn $2.9 million of the loan.
      The Loan and Security Agreement contains representations and warranties and affirmative and negative covenants that are customary for credit facilities of this type. The Loan and Security Agreement could restrict the Company’s ability to, among other things, sell certain assets, engage in a merger or change in control transaction, incur debt, pay cash dividends and make investments. The Loan and Security Agreement also contains events of default that are customary for credit facilities of this type, including payment defaults, covenant defaults, insolvency type defaults and events of default relating to liens, judgements, material misrepresentations and the occurrence of certain material adverse events.
     Manufacturing Commitments
      On August 22, 2006, in connection with the anticipated transition of manufacturing responsibilities for TRU-015 to Wyeth, the Company cancelled an order for TRU-015 under the Company’s supply agreement with Lonza. Although the amount of cancellation fee, if any, has not yet been determined, to the extent the Company is liable for any such fee, Wyeth has agreed to reimburse the Company for all such amounts.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, The NASDAQ Global Market listing fee and the NASD filing fee.

SEC registration fee	$9,229
The NASDAQ Global Market listing fee	$100,000
NASD filing fee	$9,125
Printing and engraving	$150,000
Legal fees and expenses	$1,247,978
Accounting fees and expenses	$604,522
Transfer agent and registrar fees	$6,000
Director and officer insurance	$10,300
Miscellaneous	$91,125

Total	$2,228,279

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.
      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.
      In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

      The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.
      These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.
      Since March 1, 2003, the registrant has issued the following unregistered securities:

1. Since March 1, 2003, the registrant has sold and issued to directors, officers, employees and consultants options and stock purchase rights to purchase 1,753,261 shares of common stock with per share exercise prices ranging from $0.32 to $11.86, and has issued 558,777 shares of common stock upon exercise of such options and stock purchase rights.

2. From July 2003 to December 2004, the registrant sold and issued to an accredited investor warrants to purchase 17,163 shares of Series A preferred stock for an aggregate exercise price of $69,979.00.

3. From March 2005 to December 2005, the registrant sold and issued to an accredited investor warrants to purchase 3,190 shares of Series B preferred stock for an aggregate exercise price of $14,009.10.

4. In July 2004, the registrant sold and issued 4,709,893 shares of Series B preferred stock for $20,674,993.50 to accredited investors.

5. In February 2005, the registrant sold and issued 2,733,679 shares of Series B preferred stock for $11,999,997.80 to accredited investors.
      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Rule 701 thereunder, with respect to item (1) above, and Section 4(2) thereof, with respect to items (2) through (5) above, as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701 or transactions not involving a public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3	.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4	.1*	Form of registrant’s common stock certificate.
4	.2*	Amended and Restated Investor Rights Agreement, dated July 13, 2004.
4	.3*	Amendment No. 1 to Amended and Restated Investor Rights Agreement, dated December 19, 2005.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10	.2*	2002 Stock Plan.
10	.3*	Form of Stock Option Agreement under the 2002 Stock Plan.
10	.4*	2002 Equity Incentive Plan.
10	.5*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan.
10	.6*	2006 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.7*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10	.8*	Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated April 28, 2003.
10	.9*	Amendment to Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated December 8, 2004.
10	.10*	Amendment to Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated February 1, 2006.
10	.11*	Collaboration and License Agreement between the registrant and Wyeth, acting through Wyeth Pharmaceuticals Division, dated December 19, 2005.
10	.12*	Common Stock Purchase Agreement between the registrant and Wyeth, dated December 19, 2005.
10	.13*	Development and Manufacturing Service Agreement between the registrant and Lonza Biologics, dated January 8, 2004.
10	.14†*	Amendment No. 1 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated June 4, 2004.
10	.15†*	Amendment No. 2 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated July 20, 2004.
10	.16†*	Amendment No. 3 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated February 7, 2005.
10	.17†*	Amendment No. 4 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated January 4, 2005.
10	.18†*	Amendment No. 5 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated February 18, 2005.
10	.19†*	Amendment No. 6 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated April 28, 2005.
10	.20†*	Amendment No. 7 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated May 12, 2005.
10	.21†*	Amendment No. 8 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated October 5, 2005.
10	.22†*	Amendment No. 9 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated October 31, 2005.

Exhibit
Number		Description

10	.23†*	Amendment No. 10 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated December 20, 2005.
10	.24†*	Amendment No. 11 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated March 31, 2006.
10	.25†*	Amendment No. 12 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated March 31, 2006.
10	.26*	Amended and Restated Employment Agreement between the registrant and Peter A. Thompson, M.D., dated March 29, 2006.
10	.27*	Offer Letter with Michelle Burris, dated January 20, 2006.
10	.28*	Consulting Agreement with Lee R. Brettman, M.D., dated January 1, 2003.
10	.29*	Restricted Stock Purchase Agreement with Lee R. Brettman, M.D., dated January 28, 2004.
10	.30*	Letter from Oxford Finance Corporation, dated April 2, 2003.
10	.31*	Letter from Oxford Finance Corporation, dated November 3, 2004.
10	.32*	Master Security Agreement with Oxford Finance Corporation, dated June 18, 2003.
10	.33*	Form of Oxford Finance Corporation Promissory Note.
10	.34†*	Manufacturing Services Agreement between the registrant and Lonza Biologics, dated November 21, 2005.
10	.35†*	Portsmouth Quality Agreement relating to the Manufacturing Services Agreement between the registrant and Lonza Biologics, dated November 21, 2005.
10	.36†*	Technology and Investment Agreement by and among the registrant, Jeffrey A. Ledbetter, Martha Hayden-Ledbetter and the Pacific Northwest Research Institute, dated December 31, 2001.
10	.37*	Independent Contractor Agreement between the registrant and Martha Hayden-Ledbetter dated May 1, 2004.
10	.38*	Loan and Security Agreement between the registrant and Comerica Bank, dated September 20, 2006.
16	.1*	Letter from Grant Thornton LLP.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1*	Power of Attorney (see page II-6 to this Form S-1).
99	.1*	Opposition Brief filed August 8, 2006.

*	Previously filed.
†	Confidential treatment will be requested for portions of this exhibit. These portions will be omitted from this Registration Statement and will be filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules
      Financial statement schedules have been omitted because they are inapplicable or not required or because the information is included elsewhere in the Company’s financial statements and the related notes.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforce-

able. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 16th day of October 2006.

TRUBION PHARMACEUTICALS, INC.

By:	/s/ Hans van Houte

Hans van Houte
Vice President, Finance and Administration
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

* Peter A. Thompson, M.D., FACP		President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	October 16, 2006

* Michelle Burris		Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	October 16, 2006

* Lee R. Brettman		Director	October 16, 2006

* Patrick Heron		Director	October 16, 2006

* Anders D. Hove, M.D.		Director	October 16, 2006

* Steven Gillis, Ph.D.		Director	October 16, 2006

* David A. Mann		Director	October 16, 2006

* Samuel R. Saks, M.D.		Director	October 16, 2006

* David Schnell, M.D.		Director	October 16, 2006

*By:	/s/ Hans van Houte Hans van Houte Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3	.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4	.1*	Form of registrant’s common stock certificate.
4	.2*	Amended and Restated Investor Rights Agreement, dated July 13, 2004.
4	.3*	Amendment No. 1 to Amended and Restated Investor Rights Agreement, dated December 19, 2005.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10	.2*	2002 Stock Plan.
10	.3*	Form of Stock Option Agreement under the 2002 Stock Plan.
10	.4*	2002 Equity Incentive Plan.
10	.5*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan.
10	.6*	2006 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.7*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10	.8*	Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated April 28, 2003.
10	.9*	Amendment to Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated December 8, 2004.
10	.10*	Amendment to Lease Agreement between the registrant and Selig Real Estate Holdings Eight, dated February 1, 2006.
10	.11*	Collaboration and License Agreement between the registrant and Wyeth, acting through Wyeth Pharmaceuticals Division, dated December 19, 2005 .
10	.12*	Common Stock Purchase Agreement between the registrant and Wyeth, dated December 19, 2005.
10	.13*	Development and Manufacturing Service Agreement between the registrant and Lonza Biologics, dated January 8, 2004.
10	.14†*	Amendment No. 1 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated June 4, 2004.
10	.15†*	Amendment No. 2 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated July 20, 2004.
10	.16†*	Amendment No. 3 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated February 7, 2005.
10	.17†*	Amendment No. 4 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated January 4, 2005.
10	.18†*	Amendment No. 5 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated February 18, 2005.
10	.19†*	Amendment No. 6 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated April 28, 2005.
10	.20†*	Amendment No. 7 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated May 12, 2005.
10	.21†*	Amendment No. 8 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated October 5, 2005.
10	.22†*	Amendment No. 9 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated October 31, 2005.
10	.23†*	Amendment No. 10 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated December 20, 2005.
10	.24†*	Amendment No. 11 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated March 31, 2006.

Exhibit
Number		Description

10	.25†*	Amendment No. 12 to the Development and Manufacturing Services Agreement between the registrant and Lonza Biologics, dated March 31, 2006.
10	.26*	Amended and Restated Employment Agreement between the registrant and Peter A. Thompson, M.D., dated March 29, 2006.
10	.27*	Offer Letter with Michelle Burris, dated January 20, 2006.
10	.28*	Consulting Agreement with Lee R. Brettman, M.D., dated January 1, 2003.
10	.29*	Restricted Stock Purchase Agreement with Lee R. Brettman, M.D., dated January 28, 2004.
10	.30*	Letter from Oxford Finance Corporation, dated April 2, 2003.
10	.31*	Letter from Oxford Finance Corporation, dated November 3, 2004.
10	.32*	Master Security Agreement with Oxford Finance Corporation, dated June 18, 2003.
10	.33*	Form of Oxford Finance Corporation Promissory Note.
10	.34†*	Manufacturing Services Agreement between the registrant and Lonza Biologics, dated November 21, 2005.
10	.35†*	Portsmouth Quality Agreement relating to the Manufacturing Services Agreement between the Registrant and Lonza Biologics, dated November 21, 2005.
10	.36†*	Technology and Investment Agreement by and among the registrant, Jeffrey A. Ledbetter, Martha Hayden-Ledbetter and the Pacific Northwest Research Institute, dated December 31, 2001.
10	.37*	Independent Contractor Agreement between the registrant and Martha Hayden-Ledbetter dated May 1, 2004.
10	.38*	Loan and Security Agreement between the registrant and Comerica Bank, dated September 20, 2006.
16	.1*	Letter from Grant Thornton LLP.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1*	Power of Attorney (see page II-6 to this Form S-1).
99	.1*	Opposition Brief filed August 8, 2006.

*	Previously filed.
†	Confidential treatment will be requested for portions of this exhibit. These portions will be omitted from this Registration Statement and will be filed separately with the Securities and Exchange Commission.